Filed pursuant to Rule 424(b)(1)
Registration No. 333-31430
9,000,000 Shares

[Logo of StorageNetworks, Inc.]

Common Stock

             This is an initial public offering of shares of common stock of StorageNetworks, Inc. All of the shares of common stock are being sold by StorageNetworks.

             Prior to this offering, there has been no public market for the common stock. Our common stock has been approved for quotation on the Nasdaq National Market under the symbol “STOR”.

             See “Risk Factors” beginning on page 9 to read about factors you should consider before buying shares of the common stock.

             Neither the Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Per Share	Total
Initial public offering price	$27.00	$243,000,000
Underwriting discount	$ 1.89	$ 17,010,000
Proceeds, before expenses, to StorageNetworks	$25.11	$225,990,000

             To the extent that the underwriters sell more than 9,000,000 shares of the common stock, the underwriters have the option to purchase up to an additional 1,350,000 shares from StorageNetworks at the initial public offering price less the underwriting discount.

             The underwriters expect to deliver the shares on July 6, 2000.

Goldman, Sachs & Co.
Credit Suisse First Boston
Thomas Weisel Partners LLC
Wit SoundView

Prospectus dated June 29, 2000.
[INSIDE FRONT COVER]

             [Map of the world depicting locations of StorageNetworks’ S-POP data centers and office locations in the U.S., Europe and Australia. The StorageNetworks’ logo appears at the top of the page, and the words ’Global Data Storage Network” appear across the bottom of the page.]

PROSPECTUS SUMMARY

             This summary does not contain all the information that you should consider before investing in our common stock. You should read the entire prospectus carefully, especially “Risk Factors” beginning on page 9.

Our Business

             We are the first company to focus solely on providing data storage as a service. We are creating the first global data storage network, allowing our customers to connect their computer systems, or “plug in”, to our network to store and access their data in much the same way they obtain and use electricity or telephone service. We provide both managed data storage services and professional services. Our managed data storage services include storage and management of our customers’ primary data, tape back-up of our customers’ data for archival and restoration purposes, and real time copies of customer data at remote sites. Through our professional services, we assess, design and implement our customers’ data storage environments, addressing our customers’ primary data needs as well as disaster recovery and business continuity plans. We are focused exclusively on data storage, and approximately 270 of our more than 500 current employees are storage experts who assist businesses in designing and implementing their data storage strategies. Our customers are businesses that require large and rapidly growing volumes of data storage capacity and include established enterprises and Internet-based businesses in a wide range of industries, such as financial services, communications, media, retail, wholesale distribution, energy and natural resources, health and education.

             To deliver our managed storage services, we are building and expanding a dedicated fiber optic network that connects our storage point of presence, or S-POP, data centers within major metropolitan areas. Our S-POP data centers contain both disk and tape storage devices and each will have a data storage capacity of over 100,000 gigabytes of on-line disk storage at maturity. Our metropolitan storage networks are connected to each other and to a central monitoring and control center through long distance fiber optic connections. This combination of metropolitan storage networks and long distance fiber networks constitutes our Global Data Storage Network.

             Customers connect to our Global Data Storage Network through our StoragePort access channel. StoragePort devices can be installed either at the customer’s own facility, which generally must be located within 30 miles of an S-POP data center, or at a web hosting facility at which we have established an S-POP data center. At our S-POP data centers, we physically store and manage our customers’ data, including both their primary data—the files, databases and records that the customer generates and uses in the everyday running of its business—and copies of all or some of that data, which can be used for archival, record retention, data distribution, disaster recovery and business continuity purposes.

             We provide our customers a complete view of their storage environment through our proprietary Virtual Storage Portal software. The Virtual Storage Portal permits customers to monitor and control their storage resources 24 hours per day and seven days per week through a web browser.

             Our S-POP data centers are primarily located in facilities operated by web hosting service providers from whom we license floor space and purchase power and networking and communications services utilized in delivering our services. We currently operate 37 S-POP data centers in 11 metropolitan areas in the United States and one in London. We are planning to expand our data centers throughout the United States and internationally, and, based upon our current expansion and construction plans, we expect to operate more than 50 data centers by year end.

             We commenced operations in October 1998 and began operating our first S-POP data center in May 1999. Our revenues from providing managed storage and professional services in 1999 were $3.9 million and for the first quarter of 2000 were $4.6 million. During the first quarter of 2000, we derived 28% of our service revenues from providing managed storage services, as compared to 18% in 1999. We have a history of operating losses. We incurred net losses of $23.9 million in 1999 and $27.0 million for the three months ended March 31, 2000, and as of March 31, 2000 we had an accumulated deficit of $51.5 million.

             We believe that the expansion of our Global Data Storage Network, the increasing availability and customer acceptance of our services and recurring revenue from multi-year contracts for managed storage services will result in an increase in the percentage of our revenues from our managed storage services. We believe that these revenues will represent approximately 66% of our total revenues during 2001. The average contractual term of our managed storage service level agreements is approximately three to four years. As such, we expect our revenues from managed storage services to grow at a faster rate than professional services because our service level agreements will result in a recurring revenue stream that will further increase as we add new customers. If a customer’s storage requirements increase, the revenues from such customer will increase, further contributing to the growth of managed storage service revenues. Our estimated revenue mix is based on our assumptions and projections as to the growth of the storage service provider market, the acceptance of our services, our ability to attract and retain customers and the continued economic health of our customers. A variety of factors may affect our assumptions and projections and there is no guarantee that we will achieve this revenue mix. We currently derive the majority of our revenues from providing professional services. Professional services generally consist of assessments and implementations of our customers’ data storage systems not related to our managed storage services. We derived 82% of our service revenues in 1999, and 72% of our service revenues in the first quarter of 2000, from professional services. During 1999, 37% of our total revenues were derived from the sale of data storage equipment. We generated no revenue from equipment sales in the first quarter of 2000 and do not plan to generate any future revenue from such sales. If we fail to increase the percentage of revenues derived from managed storage services, or if our overall revenues, including our revenues from professional services, fail to increase or decline, our results will be harmed.

             On June 21, 2000, we received a letter from EMC Corporation alleging, among other things, that we and our executives have misrepresented that EMC is an investor in StorageNetworks even though EMC is not an investor, misappropriated confidential EMC information, targeted employees of EMC for employment in violation of contractual commitments not to hire EMC employees, adopted advertising slogans similar to EMC’s, and interfered with contractual relationships between EMC and certain of EMC’s customers. No legal proceedings have been brought by EMC, but the letter suggests that EMC may commence legal proceedings against us seeking substantial damages and/or injunctive relief. In addition, as a result of this controversy EMC may terminate its professional services subcontractor agreement with us or refuse to sell us additional hardware for use in our S-POP data centers. We believe EMC’s allegations are without merit and intend to defend vigorously any legal proceedings which EMC might commence against us. Neither we nor our executives stated that EMC is an investor in StorageNetworks. We have already begun purchasing storage equipment from alternative vendors and suppliers and believe we would have access to adequate sources of storage hardware and software if EMC were to cease supplying storage equipment to us. During 1999, approximately 40% of our total revenues were derived from customers to whom we provided professional services under our subcontractor agreement with EMC. If EMC were to terminate our professional services subcontractor agreement, and if we were unable to replace the professional services revenue from EMC customers with professional services revenue from other customers, our professional services revenue would be reduced and our operating results would be harmed. Our Opportunity

             Established enterprises as well as Internet-based businesses are creating and storing a growing amount of data. Forrester Research estimates that online storage for Global 2,500 companies will grow at a compound annual rate of 78% from 1999 to 2003. Designing, implementing and managing storage systems for this growing amount of data is increasingly complex as a result of the multiple components of storage systems, which are manufactured by multiple vendors, and the lack of interoperability standards. According to Forrester, storage expenditures as a percent of total spending on computing systems for an average Global 2,500 firm are expected to increase from 4% in 1999 to 17% in 2003.

             To effectively manage their data, companies require storage flexibility and functionality that is typically unavailable through a traditional data storage configuration that links a single computer to a single storage device. New technologies and the increasing availability of fiber optic bandwidth are making possible the creation of storage area networks that can link multiple servers to multiple storage resources through a dedicated high-speed network.

             These new technologies have created the opportunity to establish a storage area network that can free businesses from the need to build and operate their own internal data storage infrastructures. By storing and accessing their data through a global storage network established and managed by a third-party provider, businesses can cost-effectively satisfy their data storage requirements and thus focus on their core competencies. We believe that there is significant market opportunity for a company that has both the infrastructure and expertise necessary to provide comprehensive data storage services to data-intensive businesses. Dataquest estimates that the storage utility market will grow to $8 billion by the end of 2003.

Our Strategy

             Our objective is to establish StorageNetworks as a premier data storage services provider by:

•	promoting and extending the StorageNetworks brand;

•	expanding our storage infrastructure and geographical presence;

•	rapidly accumulating storage expertise and building best business processes for data storage;

•	expanding our relationships with web hosting providers, storage hardware and software vendors and fiber providers;

•	expanding and enhancing our service offerings; and

•	targeting customers with the greatest need for managed storage services.

Corporate Information and History

             StorageNetworks was incorporated in Delaware on August 14, 1998. Our principal executive offices are located at 100 Fifth Avenue, Waltham, MA 02451. Our telephone number at that location is (781) 434-6700. Our Internet address is www.StorageNetworks.com. The information contained on our web site is not incorporated by reference in this prospectus.

              We anticipate that our executive officers and directors, and entities affiliated with them, will in the aggregate own approximately 68% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to control all matters requiring shareholder approval.

             StorageNetworks, Storage Services for the e-Economy, Global Data Storage, S-POP, StoragePOP, PACS, DataPACS, NetPACS, BackPACS, SafePACS, StoragePort, Virtual Storage Portal, VSP, Just Plug In, and S-POP Manager are service marks of StorageNetworks. All other trademarks and service marks are the property of their respective owners.

The Offering

Common stock offered by StorageNetworks	9,000,000 shares
Common stock to be outstanding after this offering	88,527,118 shares
Nasdaq National Market symbol	STOR
Use of proceeds	For general corporate purposes, including working capital and capital expenditures.

             The number of shares of our common stock that will be outstanding after this offering is based on our shares of common stock outstanding as of April 30, 2000 and excludes:

•	9,529,250 shares issuable upon the exercise of outstanding stock options as of April 30, 2000 at a weighted-average exercise price of $2.37 per share;

•
130,082 shares of Series B preferred stock issuable upon the exercise of outstanding warrants (which convert into warrants to purchase 260,164 shares of common stock) at an exercise price of $4.92 per share; and

•
810,000 shares of Series D preferred stock issuable upon the exercise of outstanding warrants (which convert into warrants to purchase 810,000 shares of common stock) at an exercise price of $22.75 per share.

             Except as set forth in the financial statements and related notes or as otherwise indicated, all information in this prospectus assumes:

•	no exercise of the underwriters’ over-allotment option; and

•	the conversion of all outstanding shares of our convertible preferred stock into shares of common stock immediately prior to the closing of the offering.

SUMMARY CONSOLIDATED FINANCIAL DATA

             The following tables summarize the consolidated financial data for our business. You should read this data along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes. Potentially dilutive common shares have been excluded from the shares used to compute net loss per share because their inclusion would be antidilutive. Pro forma net loss per share reflects the conversion of all outstanding preferred stock from the later of the date of issuance or the beginning of the period presented, even though the effect of the conversion is antidilutive. The as adjusted consolidated balance sheet data reflects the issuance of shares in this offering at the initial public offering price of $27.00 per share and after deducting the underwriting discount and estimated expenses of this offering.

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999	Three months ended March 31,
			1999	2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues	$ —	$ 6,258	$ 383	$ 4,620
Total costs and expenses	380	31,150	1,655	32,429
Loss from operations	(380)	(24,892)	(1,272)	(27,809)
Net loss	(369)	(23,914)	(1,196)	(27,016)
Net loss per share:
Basic and diluted	$ (0.02)	$ (0.98)	$ (0.05)	$ (1.09)
Weighted average common shares outstanding	24,400	24,407	24,400	24,765
Pro forma net loss per share				$ (0.36)
Shares used in calculating pro forma net loss per share				74,940

	March 31, 2000
	Actual	As Adjusted
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short-term investments	$144,893	$369,883
Working capital	128,091	353,081
Total assets	210,906	435,896
Capital lease obligations, less current portion	25,336	25,336
Total stockholders’ equity	158,947	383,937

RISK FACTORS

             You should consider carefully the risks described below before you decide to buy our common stock. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In such case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to Our Business

Our business is difficult to evaluate due to our limited operating history

             We commenced operations in October 1998. We did not operate our first data storage center until May 1999 and currently have only 37 data centers connected to our Global Data Storage Network. We began offering our managed data storage services in May 1999 and derived 12% of revenues in 1999 and 28% of revenues for the quarter ended March 31, 2000 from these services. To date, services other than managed data storage services have constituted a majority of our revenues. For example, professional services constituted 51% of our revenues in 1999 and 72% of our revenues for the quarter ended March 31, 2000; and sale of equipment accounted for 37% of revenues in 1999 and 0% of revenues for the quarter ended March 31, 2000. We do not expect to derive any revenues from equipment sales in the future and expect the percentage of revenues derived from our managed data storage services to continue to increase. Due to the changing nature of our business, our limited operating history and the emerging nature of our markets and services, our historical financial information is not a reliable indicator of future performance. Therefore it is difficult to evaluate our business and prospects.

The storage service provider market is new and our business will suffer if it does not develop as we expect

             The storage service provider market is new and may not grow or be sustainable. Potential customers may choose not to purchase storage services from a third party provider due to concerns about security, reliability, system availability or data loss. It is possible that our services may never achieve market acceptance. Furthermore, we incur operating expenses based largely on anticipated revenue trends which are difficult to predict given the recent emergence of the storage service provider market. If this market does not develop, or develops more slowly than we expect, our business, results of operations and financial condition will be seriously harmed.

We have a history of losses, and our failure to increase our revenues would prevent us from achieving and maintaining profitability

             We have never been profitable. We have incurred significant losses in each quarter since our inception. We experienced a net loss of $23.9 million in 1999 and $27.0 million for the quarter ended March 31, 2000. As of March 31, 2000, we had an accumulated deficit of $51.5 million. None of our S-POP data centers have been profitable and we do not expect them to be individually profitable in the near future. We cannot be certain that our revenues will grow or that we will generate sufficient revenues to achieve profitability. Our failure to significantly increase our revenues would seriously harm our business and operating results. We expect to continue to incur significant and increasing capital, infrastructure, sales and marketing, product development, administrative and other expenses. We will incur substantial costs, such as the $100 million in total expenditures we expect to spend on capital infrastructure in 2000, in extending our Global Data Storage Network, including establishing, expanding and operating new and existing S-POP data centers. We believe that we will continue to incur losses on a quarterly and annual basis for the foreseeable future. We will need to generate significantly higher revenues in order to achieve and maintain profitability. If our revenues grow more slowly than we anticipate, or if our operating or capital expenses increase more than we expect or cannot be reduced in the event of lower revenues, our business will be materially and adversely affected.
Our growth strategy will be unsuccessful if we are unable to expand our Global Data Storage Network

             A key component of our growth strategy is to expand our Global Data Storage Network. Our planned expansion includes expanding existing facilities, the opening of storage facilities in the United States and internationally and the procurement of rights to additional fiber in metropolitan areas, long distance fiber optic connections across different metropolitan areas, and other transmission media to connect our customers and our data centers. Our continued expansion and development of our network will depend on, among other things, our ability to assess markets, identify data center locations and obtain rights to fiber and other transmission media, all in a timely manner, at reasonable cost and on acceptable terms. Our plans as to the exact location and number of data centers are likely to change from time to time in response to market conditions. We currently anticipate establishing in excess of 15 additional S-POP data centers by the end of 2000, both in metropolitan areas in which we currently operate S-POP data centers as well as in additional areas, including Austin, Detroit and Frankfurt. We currently are considering opening data centers in Minneapolis, Philadelphia, Sydney, Hong Kong, Tokyo, and Toronto, but we have no specific plans to open centers in those locations by the end of 2000. The locations of our planned and contemplated S-POP data centers may change for a variety of reasons, including customer demand, the rates at which we acquire new customers and the expansion plans of web-hosting providers. Our inability to continue to build our network, or to effectively manage its expansion, would have a material adverse effect on our business and financial condition.

Any failure of our infrastructure could lead to significant costs, service disruptions and data loss, which could reduce our revenues and harm our business and reputation

             To be successful, we must provide our customers with secure, efficient and reliable data storage services. We rely on the expandable capacity, reliability and security of our network infrastructure to deliver these services in a manner that our customers may access easily and without disruption to their businesses. To meet these customer requirements we must protect our infrastructure against damage caused by occurrences such as:

•	human error;

•	physical or electronic security breaches;

•	fire, earthquake, flood and other natural disasters;

•	power loss; and

•	sabotage and vandalism.

             The occurrence of a natural disaster or other unanticipated problems at one or more of our S-POP data centers could result in service interruptions, significant damage to equipment or loss of customer data. Any widespread loss of services would slow the adoption of our services and cause damage to our reputation, which would seriously harm our business.

One or more of our customers may lose data stored at one of our S-POP data centers or lose access to some or all of such data, which could reduce our revenues and harm our business and reputation

             Due to the size of our network, the amount of equipment involved and the number of our locations, customers may lose data stored at one of our S-POP data centers or lose access to some or all of such data as a result of network or equipment failure or human error on the part of our employees. Depending on the nature of the data loss or unavailability, and the degree to which the event results in negative publicity for us or our customers, our reputation, our ability to attract new customers, and the value of our stock all could suffer. Our ability to quickly isolate and recover from the cause of any such loss will be critical to minimize the impact of this risk.

Our revenues will not continue to grow, our costs will increase, and our reputation will be damaged if we are not able to grow our infrastructure as demand increases

             We have had only limited deployment of our Global Data Storage Network to date. Our Global Data Storage Network consists of S-POP data centers, the network infrastructure such as fiber optic cable that connects the S-POP data centers and our control center which monitors data centers and other network activity. As of June 1, 2000, 37 S-POP data centers were operational. Our data storage network is undergoing further expansion and we have not operated our network or provided services to customers on the scale that we will in the future if there is market acceptance of our services. Our infrastructure may not expand to levels that customers expect or that we have committed to provide them in our customer contracts, or may not perform as expected as the number of customers, data centers and network components increases. Because our contracts provide customers credits against a portion of their monthly service fees if our services do not achieve specified performance levels of data availability, successfully completed back-ups and data security, we will lose revenues if our network does not perform as we expect. Moreover, we will need to make additional investments in our infrastructure to satisfy customers as demand increases. We cannot assure you that we will be able to make these investments successfully or at an acceptable cost, and upgrades to our infrastructure may cause delays or failures in our services. As a result, in the future our infrastructure may be unable to satisfy customer demand. Our failure to satisfy customer demand could damage our reputation, significantly reduce demand for our services, and cause us to receive lower fees than expected and incur unforeseen costs to remedy our shortfalls.

None of our S-POP data centers are profitable and they may never achieve profitability

             Our first S-POP data center became operational in May 1999. Most of our 37 S-POP data centers became operational in the first quarter of 2000. We believe it will take more than 12 months for an S-POP data center to achieve profitability. However, since none of our S-POP data centers are profitable, we have no historical evidence that indicates that our S-POP data centers will ever achieve operating profitability. Our failure to attract customers and control operating costs could result in poor utilization of our S-POP data centers and could cause our business to be materially and adversely affected.

If our network security is breached, our business and reputation would suffer

             Our customers rely on us for the secure storage and transmission of their data. Third parties may attempt to breach our security. If they are successful, they could obtain, destroy or damage confidential information of our customers. We may be liable to our customers for any breach in our security, and any such breach could harm our reputation. Our failure to prevent security breaches may have a material adverse effect on our reputation and operating results.

Because our data storage services utilize complex technology and are deployed in complex environments, problems with our services may arise that could seriously harm our business

             Due to the sophisticated nature of our infrastructure and the amount and complexity of the technology we and our customers employ, our data storage services are highly complex. In the future, there may be errors and defects in our infrastructure and technology that may adversely affect our services. If we are unable to efficiently fix errors or other problems that may be identified, we could experience:

•	loss of or delay in revenues and loss of market share;

•	loss of customers and credibility;

•	failure to attract new customers or achieve market acceptance;

•	increased costs;

•	diversion of development resources; and

•	legal actions by our customers.

             Any one or more of these results could be very costly and, if not quickly remedied, cause serious harm to our business.

Our competition includes storage hardware and software vendors and may, in the future, include other storage service providers, against whom we may not be able to compete successfully

             We currently face competition from storage hardware and software vendors, which sell storage products and/or consulting and related services. Many of these vendors have longer operating histories, greater name recognition and substantially greater financial, technical and marketing resources than we have. Many of these vendors also have more extensive customer bases, broader customer relationships and broader industry alliances than us, including relationships with many of our current and potential customers.

             If we are successful in establishing a storage services provider market, additional direct competitors are likely to enter this market. Additionally, hardware and software vendors may also choose to develop managed storage service offerings which compete with ours. Moreover, we have relationships with several vendors that we or they could choose to discontinue if they began to offer competing managed storage services.

             Increased competition from any of these sources could result in a loss of customers and market share. Additionally, price competition, particularly from competitors with greater resources, could require us to reduce the prices for our managed data storage services. Any of these results could seriously harm our business and financial condition.

Unexpected events such as equipment shortages, network instability, demand surges and deterioration in the financial health of our customers may cause our quarterly and annual results to fluctuate and our stock price to decline and could cause long-term harm to our business

             In addition to our short operating history and the emerging nature of the storage service provider market, other factors beyond our control may cause our quarterly and annual results to fluctuate. The same factors could cause serious long-term harm to our business. These factors include:

•	temporary shortages or interruptions in supply of storage equipment;

•	natural disasters in the geographic markets in which we operate or other causes of network instability;

•	surges in demand for data storage capacity; and

•	the financial condition of our customers.

             Our operating expenses are largely based on anticipated revenue trends. As a result, a delay in generating or recognizing revenues for these or any other reasons could cause significant variations in our operating results from quarter to quarter and could result in substantial operating losses. If these events occur, it is likely that in some future quarters our operating results will be below the expectations of investors; and, in this event, the price of our common stock will probably fall. Additionally, the above events could cause serious harm to our overall business.

We rely on third party suppliers for the components of our infrastructure and the storage products we use in delivering our services and any interruption in the supply of these products and materials could harm our business

             We are dependent on other companies to supply the key components of our network infrastructure and the hardware and software storage products we use in delivering our services. For example, during 1999, we purchased greater than 90% of the disk storage arrays and related software that we use in the delivery of our managed data storage services from EMC Corporation. We currently purchase a large portion of the software and hardware products used in our services offerings from approximately 15 storage product vendors. Any interruption in our ability to obtain these products, or comparable quality replacements, would substantially harm our business and results of operations. On June 21, 2000, we received a letter from EMC Corporation alleging, among other things, that we and our executives have misrepresented that EMC is an investor in StorageNetworks even though EMC is not an investor, misappropriated confidential EMC information, targeted employees of EMC for employment in violation of contractual commitments not to hire EMC employees, adopted advertising slogans similar to EMC’s, and interfered with contractual relationships between EMC and certain of EMC’s customers. No legal proceedings have been brought by EMC, but the letter suggests that EMC may commence legal proceedings against us seeking substantial damages and/or injunctive relief. We believe EMC’s allegations are without merit and intend to defend vigorously any legal proceedings which EMC might commence against us. However, as a result of this controversy there is a risk that our supply relationship with EMC will terminate or not continue in the future on the same terms as it has in the past.

If our professional services revenues, including the professional services revenues that we derive from our subcontractor agreement with EMC Corporation, decline in the near future, our quarterly results will be harmed

             Our revenues from providing professional services were 51% of our total revenues in 1999 and 72% in the quarter ended March 31, 2000. In 1999, we earned approximately 40% of our total revenues by providing professional services to customers of EMC Corporation pursuant to a Subcontractor Agreement with EMC. We expect that the percentage of revenues we derive from professional services will decline and that the percentage of our revenue we derive from managed storage services will increase significantly and during 2001 will represent approximately 66% of our total revenues. However, if we experience a decrease in revenues from professional services, through the termination of our agreement with EMC or otherwise, our total revenues may significantly decrease and our quarterly results in the near future would be harmed. As a result of the allegations recently made by EMC against us described above, it is likely that our professional services relationship with EMC will terminate or not continue in the future on the same terms as it has in the past.

If any of our business relationships with hosting service providers, hardware and software vendors and other service providers and suppliers terminate, our ability to penetrate the storage services provider market could be adversely affected

             We have formed business relationships, both formally and informally, with various hosting service providers, hardware and software vendors and other service providers and suppliers for joint marketing and storage component purchases. These providers include:

•	Hosting service providers such as AT&T Web Hosting Services, Exodus Communications and GlobalCenter, with whom we have joint marketing and services agreements or volume purchase agreements;

•
Hardware and software suppliers such as Brocade Communications Systems, Inc., Compaq, Dell, EMC, Legato Systems, Network Appliance, Inc., Sun Microsystems, Inc. and VERITAS Software, with whom we have volume purchasing or financing agreements or joint marketing and selling agreements;

•	Systems integrators such as KORE Partners, Inc. and SiteSmith and technology providers such as Akamai Technologies, with whom we have joint marketing or referral selling agreements; and

•	Telecommunications and optical fiber services providers such as Global Crossing and Metromedia Fiber Network, with whom we have volume purchase agreements.

Through certain of these relationships, we acquire, in volume, various components utilized in our network. Our volume purchasing enables us to acquire these components at favorable pricing and with favorable delivery and other terms. Other arrangements involve joint marketing and selling efforts that are intended to increase both our and the other party’s sales. If these agreements are terminated, we would lose the benefit of these favorable purchasing terms and our sales efforts could be adversely affected. Our ability to quickly penetrate the storage services provider market may be adversely affected if we are unable to continue these relationships and to develop other similar relationships in the future.

Our services may not be accepted by customers or may become obsolete if we do not respond rapidly to technological and market changes

             The storage services provider market will be characterized by rapid technological change and frequent new product and service introductions. We may be unable to respond quickly or effectively to these developments. If competitors introduce products, services or technologies that are better than ours or that gain greater market acceptance, or if new industry standards emerge, our services may become obsolete, which would materially harm our business and results of operations. In developing our services, we have made, and will continue to make, assumptions about the standards that our customers and competitors may adopt. If the standards adopted are different from those which we may now or in the future promote or support, market acceptance of our services may be significantly reduced or delayed and our business will be seriously harmed. In addition, the introduction of services or products incorporating new technologies and the emergence of new industry standards could render our existing services obsolete.

Our business will suffer if we do not enhance and expand our services to meet changing customer requirements

             Our current and prospective customers may require features and capabilities that our current services do not have. To achieve market acceptance for our services, we must, in an effective and timely manner, anticipate and adapt to customer requirements and offer services that meet customer demands. The development of new or enhanced services is a complex and uncertain process that requires the accurate anticipation of technological and market trends. We may experience design, marketing and other difficulties that could delay or prevent the development, introduction or marketing of new services as well as enhancements to our existing services. The introduction of new or enhanced services also requires that we manage the transition from older services in order to minimize disruption in customer ordering patterns and ensure that we can deliver services to meet anticipated customer demand. Our failure to anticipate and meet changing customer requirements or to effectively manage transitions to new services would materially adversely affect our business, results of operations and financial condition.

We may not be able to obtain additional financing necessary to grow our business

             As we grow our business and expand our network infrastructure, we will need additional financing. Over the next five years, we expect to spend approximately $700 million on capital infrastructure to expand our Global Data Storage Network, including the expansion and operation of existing S-POP data centers and the establishment and operation of additional S-POP data centers. We expect to spend approximately $100 million on such expansion during 2000. We plan to finance this growth primarily with current and future vendor financing, equipment lease lines and bank lines of credit, as well as other debt or equity financings. We are currently working toward securing vendor financing, equipment lease lines and bank lines of credit to be used in our 2000 expansion. We cannot be sure that we will be able to secure additional financing on acceptable terms. Additionally, holders of any future debt instruments or preferred stock may have rights senior to those of the holders of our common stock, and any future issuance of common stock would result in dilution of existing stockholders’ equity interests.

If we do not expand our direct and indirect sales organizations, we will have difficulty attracting and retaining customers

             Our services require a sophisticated sales effort targeted at a limited number of key people within our prospective customers’ organizations. Because the market for our services is new, many prospective customers are unfamiliar with the services we offer. As a result, our sales effort requires highly trained sales personnel. We need to expand our marketing and sales organization in order to increase market awareness of our services to a greater number of organizations and, in turn, to generate increased revenues. We are in the process of developing our direct sales force and require additional qualified sales personnel. Competition for these individuals is intense, and we might not be able to hire the kind and number of sales personnel we need. Moreover, even after we hire these individuals, they require extensive training in our data storage services. If we are unable to expand our direct and indirect sales operations and train new sales personnel as rapidly as necessary, we may not be able to increase market awareness and sales of our services, which may prevent us from achieving and maintaining profitability.

The rates we charge for our services may decline over time, which would reduce our revenues and adversely affect our profitability

             As our business model gains acceptance and attracts the attention of competitors, we may experience pressure to decrease the fees for our services, which could adversely affect our revenues and our gross margin. If we are unable to sell our services at acceptable prices, or if we fail to offer additional services with sufficient profit margins, our revenue growth will slow and our business and financial results will suffer.

Our revenues could decline and our operating expenses could increase if we fail to manage our growth properly

             We have expanded our operations rapidly since our inception in 1998. We continue to increase the scope of our operations and the size of our employee base. Our total number of employees grew from 9 on December 31, 1998 to 513 on April 30, 2000, and we plan to hire a significant number of employees this year. This growth has placed, and our anticipated growth in future operations will continue to place, a significant strain on our management systems and resources. For example, to integrate key employees into our company, these individuals must spend a significant amount of time learning our business model and management system, in addition to performing their regular duties. Accordingly, the integration of new personnel has resulted and will continue to result in some disruption to our ongoing operations. We will need to continue to improve our financial and managerial controls, reporting systems and procedures, and will need to continue to expand, train and manage our work force worldwide. If we fail to do so, our revenues could decline and our operating expenses could increase.

Our revenues could decline if our customers do not renew our services

             We provide our managed data storage services through service level agreements with our customers. The term of these service level agreements is generally three to four years. Since we have only recently begun to provide managed data storage services, none of our service level agreements has expired. Therefore, we have no historical information with which to forecast future demand for our services from our existing customer base after existing contracts expire. If our customers elect not to renew our services, our revenue growth may slow and our business and financial results may suffer.

A majority of our current managed storage services customers are emerging Internet-based businesses that may not pay us for our services on a timely basis and that may not succeed over the long term

             Approximately 58% of our managed storage services revenues recognized in the quarter ended March 31, 2000 was derived from customers that are emerging Internet-based businesses, and a significant portion of our future managed storage services revenues may be derived from this customer base. The unproven business models of some of these customers makes their continued financial viability uncertain. Given the short operating history and emerging nature of many of these businesses, there is a risk that some of these customers will encounter financial difficulties and fail to pay for our services or delay payment substantially. The failure of our emerging business customers to pay our fees on a timely basis or to continue to purchase our services in accordance with their contractual commitments could adversely affect our revenue collection periods, our revenues and other financial results.

We incurred a significant amount of deferred stock compensation that will decrease our earnings over the next four years

             We recognized deferred stock compensation of $1.1 million in 1998, $20.8 million in 1999 and $580,000 in the three months ended March 31, 2000 for stock options granted at exercise prices determined to be below the fair market value of our common stock. We will amortize this deferred compensation through 2004, which will decrease our earnings during those years. We expect to incur amortization of deferred stock compensation of $5.2 million in 2000, $5.3 million in 2001, $5.3 million in 2002, $4.0 million in 2003 and $100,000 in 2004.

We depend on our key personnel to manage our business effectively in a rapidly changing market, and if we are unable to retain our key employees, our ability to compete could be harmed

             Our future success depends upon the continued services of our executive officers, in particular Peter W. Bell, our Chief Executive Officer and President, and William D. Miller, our Executive Vice President and Chief Technical Officer, and upon the continued services of other key technology, sales, marketing and support personnel, who have critical industry experience and relationships that we rely on in implementing our business plan. None of our officers or key employees is bound by an employment agreement for any specific term. The loss of the services of any of our officers or key employees could delay the development and introduction of and negatively impact our ability to sell our services.

Certain members of our Executive Advisory Council and Board of Directors are or were employees of, or affiliated with, entities that may in the future compete directly with us

             Two members of our Board of Directors and four members of our Executive Advisory Council are affiliated with companies that may in the future become our competitors. Specifically, Michael Lambert, a director, is a Senior Vice President of Dell; and another director, Thomas Casey, is a Managing Director of Global Crossing. Of the members of our Executive Advisory Council, Richard Lary is Senior Storage Architect of Compaq StorageWorks; Janpieter Scheerder is President of Sun Microsystems Network Storage Division; Karl Schubert is Vice President, Storage Systems Architecture and Storage Systems Engineering for Dell Computer’s Storage Division; and Paul Borrill is Vice President and Chief Technology Officer of VERITAS Software Corporation. In addition, Roger Marino, a director, was a co-founder and President of EMC Corporation; and another director, Harold Dixon, was a senior vice president of EMC for several years. These relationships may create actual or perceived conflicts of interest for these individuals as a result of their access to information and business opportunities proprietary to us and possibly useful to these potential competitors.

We face risks associated with international operations that could cause our financial results to suffer

             To be successful, we believe we must expand our international operations. Therefore, we expect to commit significant resources to expand our international operations and sales and marketing activities. We are increasingly subject to a number of risks associated with international business activities that may increase our costs and require significant management attention. These risks include:
•	longer sales cycles due to cultural differences in the conduct of business and the fact that Internet infrastructure is less advanced in some foreign jurisdictions;

•	increased expenses associated with marketing and delivering services in foreign countries;

•	general economic conditions in international markets;

•	currency exchange rate fluctuations;

•	unexpected changes in regulatory requirements resulting in unanticipated costs and delays;

•	political risks in certain countries;

•	tariffs, export controls and other trade barriers;

•
longer accounts receivable payment cycles and difficulties in collecting accounts receivable due to language barriers, cultural differences in the conduct of business and differences in enforcement regimes and dispute resolution mechanisms in foreign countries; and

•	potentially adverse tax consequences, including restrictions on the repatriation of earnings.

If one or more of these sources of risk were to materialize, our financial results may suffer.

Risks Related to Legal Uncertainty

If we are unable to protect our intellectual property rights, we may not be able to compete effectively

             We do not have any patents and have filed only one patent application with respect to our data storage services. We cannot be certain that our current patent application or any future application will be granted, that any future patent will not be challenged, invalidated or circumvented, or that rights granted under any patent issued to us will afford us a competitive advantage. We rely on a combination of copyright, trademark and trade secret laws and restrictions on disclosure to protect our intellectual property rights. These legal protections afford only limited protection. Our intellectual property may be subject to even greater risk in foreign jurisdictions. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States.

             Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources. Finally, there can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar information or technology. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our ability to compete effectively.

Defending against intellectual property infringement and other claims could be time consuming and expensive and, if we are not successful, could subject us to significant damages and disrupt our business

             Other companies, including our competitors, may obtain patents or other proprietary rights that would prevent, limit or interfere with our ability to make, use or sell our services. As a result, we may be found to infringe on the proprietary rights of others. In the event of a successful claim of infringement against us and our failure or inability to license the infringed technology, our business and operating results would be significantly harmed. Any litigation or claims, whether or not valid, could result in substantial costs and diversion of resources. Intellectual property litigation or claims could force us to do one or more of the following:

•	cease selling services that incorporate the challenged intellectual property;

•	obtain a license from the holder of the infringed intellectual property right, which may not be available on reasonable terms; and

•	redesign our services or our network.

             If we are forced to take any of the foregoing actions, our business may be seriously harmed. Our insurance may not cover potential claims of this type or may not be adequate to indemnify us for all liability that may be imposed.

             On June 21, 2000, we received a letter from EMC Corporation alleging, among other things, that we and our executives have misrepresented that EMC is an investor in StorageNetworks even though EMC is not an investor, misappropriated confidential EMC information, targeted employees of EMC for employment in violation of contractual commitments not to hire EMC employees, adopted advertising slogans similar to EMC’s, and interfered with contractual relationships between EMC and certain of EMC’s customers. No legal proceedings have been brought by EMC, but the letter suggests that EMC may commence legal proceedings against us seeking substantial damages and/or injunctive relief. In addition, as a result of this controversy EMC may terminate its professional services subcontractor agreement with us described above or refuse to sell us additional hardware for use in our S-POP data centers. We believe EMC’s allegations are without merit and intend to defend vigorously any legal proceedings which EMC might commence against us.

Risks Related to the Securities Markets and This Offering

Our stock price may be volatile and could result in substantial losses for investors purchasing shares in this offering

             Prior to this offering, you could not buy or sell our common stock publicly. An active public market for our common stock may not develop or be sustained after this offering. The market for technology stocks has been extremely volatile. The following factors could cause the market price of our common stock in the public market to fluctuate significantly from the price paid by investors in this offering:

•	the addition or departure of key personnel;

•	variations in our quarterly operating results;

•	announcements by us or our competitors of significant contracts, new products or services offerings or enhancements, acquisitions, joint ventures or capital commitments;

•	our sales of common stock or other securities in the future;

•	changes in market valuations of technology companies; and

•	fluctuations in stock market prices and volumes.

             Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above our initial public offering price. In the past, class action litigation has often been brought against companies following periods of volatility in the market price of those companies’ common stock. We may become involved in this type of litigation in the future. Litigation is often expensive and diverts management’s attention and resources and could materially adversely affect our business and results of operations.

Management may use the proceeds of this offering in ways that do not increase our profits or market value

             Our management will have considerable discretion in the application of the net proceeds of this offering, and you will not have the opportunity, as part of your investment decision, to assess whether the proceeds are being used appropriately. The net proceeds may be used for corporate purposes that do not increase our profitability or our market value. Pending application of the proceeds, they may be placed in investments that do not produce income or that lose value.

You should read the entire prospectus carefully and should not consider any particular statement in this prospectus or in published news reports, or any published financial projections, without carefully considering the risks and other information contained in this prospectus

             A number of press articles in the last six months have mentioned our services, customers, operating results, our position within our market, rate of growth, future plans, the prices for our services, the cost savings and benefits realized by customers using our services, the planned expansion of our Global Data Storage Network, the growth of the market for our services and other information about our business. While the information in these articles was derived in some cases from interviews with our management, the articles frequently have presented information out of context and have not disclosed the related risks and uncertainties described in this prospectus. We had no control over the content of these articles. You should make your investment decision only after reading the entire prospectus carefully, including the risks described in this section and throughout the prospectus.

             Examples of published information about us which may not be accurate and has not been appropriately qualified with related risks include the following:

•
Statements as to the planned expansion of our Global Data Storage Network, including the predicted establishment of data centers in Amsterdam, Singapore, Finland, Hong Kong, Toronto and Tokyo in the near future. Our expansion plans for 2000 include the establishment of data centers in the locations listed under “Continue to Expand our Global Data Storage Network and Geographic Presence” under “Business” on page 40 of this prospectus. We are considering opening data centers in Hong Kong, Tokyo and Toronto by the end of 2000, but do not yet have specific plans. We will not open data centers prior to the end of 2000 in Amsterdam, Singapore or Finland.

•
The Wall Street Transcript on February 9, 2000 published an interview with our Chief Executive Officer, Peter Bell, which took place on January 18, 2000. Mr. Bell was quoted as saying that we expect “excellent quarter over quarter growth. The market seems to be more robust than we’ve ever anticipated, and we’ve been able to scale the business very quickly. We’re on a very rapid growth rate.” These remarks are highly speculative, because they represent the subjective judgment of Mr. Bell and not the objective measurement of a third party. StorageNetworks’ growth and ability to scale its business are subject to the risks and uncertainties set forth in the prospectus.

•
Mr. Bell was also quoted in an article in The Boston Globe on January 27, 2000 as saying that “StorageNetworks has a nine-to-12-month lead over its competitors.” This statement was incorrect and is subject to the competitive risks and uncertainties stated in this prospectus.

•
An article in the November 24, 1999 issue of dbusiness.com includes the statement that “StorageNetworks estimates that its own storage services niche is a $500 million market today, and growing in excess of 50 percent yearly.” The Company did not provide this market data. It is inaccurate and should not be relied upon.

•
The same article in the November 24, 1999 issue of dbusiness.com included the following statements concerning the cost savings to our customers through the use of our storage services: “StorageNetworks claims that its S-POP deployment...offers customers a 64 percent ROI compared to in-house services. Throw in the productivity and opportunity cost and the ROI jumps to 24 percent with a cost savings well in excess of $1 million.” We believe our managed storage services offer most customers significant savings in comparison to the cost of providing their own storage services, but the analysis in this article is confusing and inaccurate. The level of savings by any individual customer necessarily depends on that customer’s internal resources, cost of capital, technical expertise and other factors. The precise level of cost savings will thus vary from customer to customer.

•
The Wall Street Journal on February 16, 2000 included the following statement in an article: “Mr. Bell says his service can save companies 25% off in-house storage expenses.” The savings, if any, achieved by each of our customers or potential customers through the use of our services in comparison to the use of in-house storage services are subject to many variables as noted above and may not be 25%.

•
A news release published by ASP Industry News.com on February 7, 2000 quoted Mr. Bell as saying that StorageNetworks “enabl[ed] Internet companies...to grow exponentially by completely eliminating the risk of down time or lost data.” This statement is not accurate, as StorageNetworks’ ability to reduce the risk of down time and lost data is subject to the risks and uncertainties set forth in this prospectus.

•
An article appearing on January 27, 2000 in MSNBC stated that we charge “about $600,000 a year to manage a trillion bytes, or a terabyte, of data, equivalent to 500 million pages of printed text.” An article in the January 28, 2000 issue of Red Herring quoted Mr. Bell as stating that 85 customers pay an average of $40,000 per month for our managed storage services. An article about the Company in the April 10, 2000 issue of Business Week stated that “a company pays StorageNetworks about $50,000 per month for 1 terabyte” of storage. The foregoing statements are not accurate as a general indicator of the price any specific customer may pay for the Company’s services. The prices for our services depend on a number of variables, including the nature of the customer’s computer system and storage needs, the level of service selected by the customer, the amount of storage used, the location of the customer and the S-POP data center involved, and the duration of the customer’s contract.

•
An article appearing on February 11, 2000 in The MetroWest Daily News stated our intention to have 75 locations open by the end of the year. The Company’s locations include both corporate, sales and training offices and S-POP data centers. The Company expects to have in excess of 50 S-POP data centers and approximately 70 total locations operational by the end of the year, not 75 locations as was inaccurately stated in the article.

              We have received, and may continue to receive, a high degree of media coverage, including coverage that is not directly attributable to statements made by our officers and employees. To the extent any statements appearing in the media are inconsistent with, or conflict with, information contained in this prospectus, or relate to information not contained in this prospectus, they should not be relied upon by prospective investors.

Insiders will continue to have substantial control over StorageNetworks after this offering and could limit your ability to influence the outcome of key transactions, including changes of control

             We anticipate that the executive officers, directors and entities affiliated with them will, in the aggregate, beneficially own approximately 68% of our outstanding common stock following the completion of this offering. These stockholders, if acting together, would be able to influence significantly all matters requiring approval by our stockholders, including the election of directors and the approval of mergers or other business combination transactions.

Provisions of our charter documents may have anti-takeover effects that could prevent a change in control even if the change in control would be beneficial to our stockholders

             Provisions of our amended and restated certificate of incorporation, by-laws, and Delaware law could make it more difficult for a third party to acquire us, even if doing so would be beneficial to our stockholders. For example, our Board of Directors is staggered in three classes, so that only one-third of the directors may be replaced at any annual meeting. Our by-laws limit the persons authorized to call special meetings of stockholders and require advance notice for stockholders to submit proposals for consideration at stockholder meetings. Additionally, our certificate of incorporation permits our Board of Directors to authorize the issuance of preferred stock without stockholder approval which could have the effect not only of delaying or preventing an acquisition but also of adversely affecting the price of our common stock.

There may be sales of a substantial amount of our common stock after this offering that could cause our stock price to fall

             Following this offering, our current stockholders will hold in the aggregate a total of 79,527,118 shares of common stock, including common stock that will be issued upon the automatic conversion of our convertible preferred stock, which they will be able to sell in the public market in the near future. In January, 2000 we sold 6,012,843 shares of Series C convertible preferred stock for aggregate consideration of approximately $103,000,000. In February, 2000 we sold 1,758,240 shares of Series D convertible preferred stock for aggregate consideration of approximately $40,000,000. Based upon the number of shares outstanding as of April 30, 2000, upon the closing of this offering, these shares of Series C and Series D convertible preferred stock will automatically convert into 13,783,926 shares of the 79,527,118 shares of common stock that will be held by our current stockholders after this offering. Of the 88,527,118 shares that will be outstanding upon the closing of this offering, assuming no exercise of outstanding options or warrants:

•	all of the 9,000,000 shares offered under this prospectus will be freely tradable in the public market;

•	approximately 65,743,192 additional shares may be sold upon the expiration of 180-day lock-up agreements, subject to the restrictions of Rules 144 and 701 that are applicable to our affiliates; and

•	approximately 13,783,926 additional shares may be sold after the expiration of 180-day lock-up agreements subject to the restrictions of Rules 144 and 701.

              In general, under Rule 144, shares of our common stock that have been held for at least a year may be sold 90 days after the date of this prospectus, subject to volume and manner-of-sale restrictions. Under Rule 144(k), shares of our common stock that are held by persons who are not our affiliates may generally be sold without restriction, if those shares have been held for at least two years. Under Rule 701, shares of our common stock issued pursuant to a compensatory stock plan may generally be sold 90 days after the date of this prospectus, in reliance upon Rule 144.

             Sales of a substantial number of shares of our common stock within a short period of time after this offering could cause our stock price to fall. In addition, the sale of these shares could impair our ability to raise capital through the sale of additional stock.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

             This prospectus contains forward-looking statements that involve substantial risks and uncertainties. You can identify these statements by forward-looking words such as “anticipate,” “believe,” “could,” “estimate,” “expect,” “intend,” “may,” “should,” “will” and “would” or similar words. For example, statements about the levels of capital expenditures we plan to make in 2000 and over the next five years, the number of S-POP data centers we expect to operate by year end, projected revenue percentages and other forecasts and projections are forward-looking statements. You should read statements that contain these words carefully because they discuss our future expectations, contain projections of our future results of operations or of our financial position or state other “forward-looking” information. We believe that it is important to communicate our future expectations to our investors. However, there may be events in the future that we are not able to accurately predict or control. The factors listed above in the section captioned “Risk Factors,” as well as any cautionary language in this prospectus, provide examples of risks, uncertainties and events that may cause our actual results to differ materially from the expectations we describe in our forward-looking statements. Before you invest in our common stock, you should be aware that the occurrence of the events described in these risk factors and elsewhere in this prospectus could have a material adverse effect on our business, results of operations and financial position.

USE OF PROCEEDS

             The net proceeds from our sale of 9,000,000 shares of common stock will be approximately $225.0 million. If the underwriters’ over-allotment option is exercised in full, the net proceeds will be approximately $258.9 million.

             The principal purposes of this offering are to establish a public market for our common stock, to increase our visibility in the marketplace, to facilitate future access to public capital markets, and to obtain additional working capital.

             We presently intend to use the net proceeds from this offering for general corporate purposes, including capital expenditures (approximately $30 million), increasing our sales and marketing capabilities (approximately $30 million), and working capital. Contingent upon the continued growth of our business and the availability of sufficient financing, we currently plan to spend approximately $700 million over the next five years, including in excess of a total of $100 million in 2000, on the expansion of our Global Data Storage Network, including the expansion and operation of existing S-POP data centers and the establishment and operation of additional S-POP data centers. We plan to finance our investment in this capital infrastructure, which we will use to operate more than 50 S-POP data centers by the end of 2000, primarily with current and future vendor financing, equipment lease lines and bank lines of credit, as well as other financing arrangements. We are currently working toward securing additional vendor financing and equipment lease lines and bank lines of credit in order to satisfy our 2000 expansion plans. These plans are subject to revision based on customer demand for our services, market conditions and other factors. Although we plan to finance these capital expenditures primarily through lease obligations and other financings, we may allocate additional proceeds from this offering to that expansion. We may also use a portion of the net proceeds to acquire or invest in complementary businesses or products or to obtain the right to use complementary technologies. We have no specific understandings, commitments or agreements with respect to any such acquisition or investment. Pending these uses, the net proceeds of this offering will be invested in short-term, interest-bearing, investment-grade securities.

DIVIDEND POLICY

             We have never declared or paid any cash dividends on our capital stock. We presently intend to retain future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. Payment of future cash dividends, if any, will be at the discretion of our board of directors after taking into account various factors, including our financial condition, operating results, current and anticipated cash needs and plans for expansion.

CAPITALIZATION

             The following table sets forth our capitalization as of March 31, 2000:

•	on an actual basis;

•	on a pro forma basis after giving effect to the conversion of our outstanding convertible preferred stock into 54,109,118 shares of common stock immediately prior to the closing of the offering; and

•
on a pro forma as adjusted basis to reflect the sale of 9,000,000 shares of common stock at the initial public offering price of $27.00 per share, after deducting the underwriting discount and estimated offering expenses.

             The shares of common stock to be outstanding after the offering exclude: (1) 9,305,325 shares issuable upon exercise of outstanding options as of March 31, 2000; (2) 260,164 shares issuable upon exercise of outstanding warrants to purchase 130,082 shares of Series B convertible preferred stock; and (3) 810,000 shares issuable upon exercise of outstanding warrants to purchase 810,000 shares of Series D convertible preferred stock.

	As of March 31, 2000
	Actual	Pro Forma	Pro Forma As Adjusted
	(in thousands, except share data)
Capital lease obligations, less current portion	$ 25,336	$ 25,336	$ 25,336
Stockholders’ equity:
Series A convertible preferred stock, par value $.01; 5,000,000 shares authorized; 5,000,000 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	50	—	—
Series B convertible preferred stock, par value $.01; 10,294,080 shares authorized; 10,162,596 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	102	—	—
Series C convertible preferred stock, par value $.01; 6,027,438 shares authorized; 6,012,843 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	60	—	—
Series D convertible preferred stock, par value $.01; 2,758,240 shares authorized; 1,758,240 shares issued and outstanding, actual; no shares issued and outstanding pro forma and pro forma as adjusted	17	—	—
Common stock, par value $.01; 600,000,000 shares authorized; 25,151,875 shares issued and outstanding, actual; 79,260,993 shares issued and outstanding, pro forma; 88,260,993 shares issued and outstanding, pro forma as adjusted	252	793	883
Additional paid-in capital	228,778	228,466	453,366
Deferred compensation	(18,846)	(18,846)	(18,846)
Accumulated deficit	(51,466)	(51,466)	(51,466)

Total stockholders’ equity	158,947	158,947	383,937

Total capitalization	$184,283	$184,283	$409,273

DILUTION

             Our pro forma net tangible book value as of March 31, 2000 was $157.0 million, or $1.98 per share. Our pro forma net tangible book value per share represents the amount of our total tangible assets, reduced by the amount of our total liabilities, and then divided by the total number of shares of common stock outstanding after giving effect to the automatic conversion of all shares of outstanding preferred stock. Dilution in net tangible book value per share represents the difference between the amount paid per share by purchasers of shares of common stock in this offering and the pro forma net tangible book value per share of common stock immediately after the completion of the offering. After giving effect to the sale of the 9,000,000 shares of common stock offered by us at the initial public offering price of $27.00 per share, and after deducting the underwriting discount and estimated offering expenses payable by us, our pro forma net tangible book value at March 31, 2000 would have been $382.0 million or $4.33 per share of common stock. This represents an immediate increase in net tangible book value of $2.35 per share to existing stockholders and an immediate dilution of $22.67 per share to new investors purchasing shares at the initial offering price. The following table illustrates this dilution on a per share basis:

Initial public offering price per share		$27.00

Pro forma net tangible book value per share before the offering	1.98
Increase per share attributable to new investors	2.35

Pro forma net tangible book value per share after the offering		4.33

Dilution per share to new investors		$22.67

             The following table summarizes on a pro forma basis after giving effect to the offering, as of March 31, 2000, the differences between the existing stockholders and the new investors with respect to the number of shares of common stock and preferred stock purchased from us, the total consideration paid to us and the average price per share paid:

	Number	Percent	Amount	Percent	Average Price per Share
Existing stockholders	79,260,993	89.8%	$204,104,954	45.7%	$ 2.58
New investors	9,000,000	10.2	243,000,000	54.3	27.00

Totals	88,260,993	100.0%	447,104,954	100.0%

             In the preceding tables, the shares of common stock outstanding exclude:

•	9,305,325 shares at a weighted average exercise price of $1.36 were subject to outstanding options as of March 31, 2000;

•	260,164 shares of common stock issuable upon exercise of outstanding warrants to purchase 130,082 shares of Series B convertible preferred stock at an exercise price of $4.92 per share; and

•	810,000 shares of common stock issuable upon exercise of outstanding warrants to purchase 810,000 shares of Series D convertible preferred stock at an exercise price of $22.75 per share.

             To the extent outstanding options or warrants are exercised, there will be further dilution to new investors.

SELECTED CONSOLIDATED FINANCIAL DATA

             You should read the selected consolidated financial data set forth below along with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the related notes. We have derived the consolidated statement of operations data for 1998 and 1999, and the consolidated balance sheet data as of December 31, 1998 and 1999 from our consolidated financial statements that have been audited by Ernst & Young LLP, independent auditors. The financial data for the three month periods ended March 31, 2000 and 1999 are derived from unaudited financial statements. The unaudited financial statements include all adjustments, consisting of normal recurring accruals, which StorageNetworks considers necessary for a fair presentation of the financial position and the results of operations for these periods. Operating results for the three months ended March 31, 2000 are not necessarily indicative of the results that may be expected for the entire year ending December 31, 2000. The data should be read in conjunction with the consolidated financial statements, related notes, and other financial information included herein. Potentially dilutive common shares have been excluded from the shares used to compute net loss per share because their inclusion would be antidilutive.

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999	Three months ended March 31,
			1999	2000
	(in thousands, except per share data)
Consolidated Statement of Operations Data:
Revenues:
Professional services revenues	$ —	$ 3,203	$ —	$ 3,313
Managed storage services revenues	—	720	—	1,307
Equipment revenues	—	2,335	383	—

Total revenues	—	6,258	383	4,620
Costs and expenses:
Cost of professional services revenues, excluding deferred stock compensation	9	5,343	115	4,817
Cost of managed storage services revenues, excluding deferred stock compensation	101	8,400	386	11,094
Cost of equipment revenues	—	2,111	362	—
Sales and marketing, excluding deferred stock compensation	39	7,304	350	9,606
General and administrative, excluding deferred stock compensation	231	5,558	393	3,702
Product development, excluding deferred stock compensation	—	1,133	25	1,827
Amortization of deferred stock compensation*	—	1,301	24	1,383

Total costs and expenses	380	31,150	1,655	32,429

Loss from operations	(380)	(24,892)	(1,272)	(27,809)

Interest income	11	1,371	76	1,599
Interest expense	—	(393)	—	(806)

Net loss	$ (369)	$(23,914)	$(1,196)	$(27,016)

Net loss per share:
Basic and diluted	$ (0.02)	$ (0.98)	$ (0.05)	$ (1.09)

Weighted average common shares outstanding	24,400	24,407	24,400	24,765

*Amortization of deferred stock compensation
Cost of professional services revenues	$ —	$ 229	$ 3	$ 165
Cost of managed storage services revenues	—	71	2	77
Sales and marketing	—	603	15	478
General and administrative	—	251	—	261
Product development	—	147	4	402

	$ —	$ 1,301	$ 24	$ 1,383

	As of December 31,		As of March 31,
	1998	1999	2000
	(in thousands)
Consolidated Balance Sheet Data:
Cash, cash equivalents and short term investments	$8,280	$34,815	$144,893
Working capital	8,084	25,053	128,091
Total assets	9,672	67,259	210,906
Capital lease obligations, less current portion	—	15,822	25,336
Total stockholders’ equity	8,668	37,009	158,947

MANAGEMENT’S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

             You should read the following discussion and analysis together with our consolidated financial statements and related notes to those statements and other financial information appearing elsewhere in this prospectus. The following discussion contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in such forward-looking statements due to various factors, including, but not limited to, those set forth under “Risk Factors” and elsewhere in this prospectus.

Overview

             We are the first company to focus soley on providing data storage as a service. We are creating the first global data storage network, allowing our customers to connect their computer systems, or “plug in”, to our network to store and access their data in much the same way they obtain and consume electricity or telephone service. We are building and expanding a dedicated fiber network which connects our storage point of presence, or S-POP, data centers in major metropolitan areas. Our metropolitan storage networks are then connected to each other and to a central monitoring and control center through long distance fiber optic connections. This combination of the long distance fiber optic connections and the metropolitan area networks connecting our data centers comprises our Global Data Storage Network. Customers can access a pool of data storage by connecting to the network from either their own locations, which generally must be located within 30 miles of an S-POP data center, or from a web hosting facility where their servers are located and at which we have built an S-POP data center.

             We opened our first S-POP data center in Houston in May 1999. Since then, we have opened 36 additional S-POP data centers in the metropolitan areas of Atlanta, Boston, Chicago, Dallas, Denver, Houston, Los Angeles, New York, San Francisco, Seattle, Washington, D.C. and London. Some metropolitan areas contain more than one S-POP data center. We expect to add over 15 additional S-POP data centers in the metropolitan areas in which we are currently located as well as in additional areas. We have specific plans to open new centers in Austin, Detroit and Frankfurt. We are considering several other geographic areas for expansion, both domestically and internationally, including Hong Kong, Minneapolis, Philadelphia, Sydney, Tokyo and Toronto. Our actual expansion and construction plans will vary based upon a number of factors, including customer demand and acquisition, general business conditions and the expansion and build plans of web-hosting providers.

        We operate our S-POP data centers in facilities operated by web-hosting service providers as well as non-web-hosting service providers. In both types of facilities, we incur similar facility costs, such as charges for floor space, which are based on the number of square feet occupied and our cost per square foot, as well as additional costs for power, networking and communications. The duration of our arrangements with our data center vendors generally ranges from one to four years. Future minimum payments to our data center vendors, which include AT&T, GlobalCenter, Exodus, Level 3 Communications, CO Space, Phonoscope and Long Island Tech Center, totaled $17.9 million at December 31, 1999.

        The costs incurred to establish and operate an S-POP data center include storage hardware and software, networking equipment, facility costs and personnel costs. The total costs incurred may be different from site to site because some S-POP data centers may have more capital deployed to satisfy customer demand. S-POP data centers with more customer penetration will have higher costs of capital since we will have to deploy additional hardware, software and networking equipment to provide services. It takes up to 90 days to establish an S-POP data center. During that time, data storage, network, communications and related equipment is deployed in the S-POP data center and operations personnel are hired in order to provide services at the S-POP data center. Therefore, we believe it will take more than 12 months for an S-POP data center to achieve operating profitability. To date, none of our S-POP data centers has achieved profitability, and we have no historical evidence that would indicate that an S-POP data center will ever achieve operating profitability.

             Since our inception, we have incurred significant losses and negative operating cash flows. As of March 31, 2000, we had an accumulated deficit of $51.5 million. We have not achieved profitability on a quarterly or an annual basis. We expect to significantly increase our investment in capital infrastructure as we open and operate additional S-POP data centers and expand existing facilities and we will continue to increase our operating, sales, marketing, product development and administrative personnel. Therefore, we believe that we will continue to incur losses on a quarterly and annual basis for the foreseeable future. The revenue and income potential of our business is unproven, and our limited operating history makes an evaluation of our company difficult. We believe that you should not rely on the period-to-period comparison of our operating results to predict our future performance. You must consider our prospects in light of the risks, expenses and difficulties encountered by companies in new and rapidly evolving industries. We may not be successful in addressing these risks and difficulties.

             In 1999, approximately 40% of our total revenues were derived from customers to whom we provided professional services under our subcontractor agreement with EMC Corporation. As a result of a controversy with EMC, EMC may terminate its subcontractor agreement with us or refuse to sell us additional hardware for use in our S-POP data centers. We have already begun purchasing storage equipment from alternative vendors and suppliers and believe we would have access to adequate sources of storage hardware and software if EMC were to cease supply storage equipment to us. If EMC were to terminate the subcontractor relationship for professional services, and if we were unable to replace the professional services revenue from EMC customers with professional services revenue from other customers, our professional services revenues would be reduced and our operating results would be harmed.

Revenues

             Revenues consist of fees from customer use of our managed storage services and fees for professional services. In addition, we generated revenue in 1999 from the sale of equipment to four customers incidental to the initiation of managed storage services to those customers.

             We provide our managed storage services under service level agreements with our customers which set forth monthly fees charged on a per managed gigabyte rate and based on the amount of managed storage services specified in the agreement and the type and complexity of such services. Customers cannot decrease the amount of managed storage services and the associated cost without our consent. However, customers may increase the amount of storage capacity by paying additional fees. Managed storage services revenues are recognized monthly as the services are provided. Installation fees charged for managed storage services are recognized as revenue on a straight-line basis over the term of the contract, generally three to four years.

              We provide our professional services under statements of work with our customers, and we work on either a fixed price or time and materials basis. Our professional services engagements generally consist of assessments and implementations of a customer’s data storage systems not related to our managed storage services. Our professional services engagements vary in length, generally from one to three months, depending on the scope of the services provided. Revenues from professional services are recognized as the services are provided, with revenues on fixed price contracts recognized using the percentage of completion method of accounting, adjusted monthly for the cumulative impact of any revision in estimates.

             Equipment sales in 1999 involved the sale of data storage equipment purchased initially by us and then sold to four customers as an accommodation to facilitate their subsequent purchase of our managed storage services. Equipment sales revenue is recognized when the equipment is delivered to the customer or placed into service. We do not expect to sell equipment to our customers as part of our regular operations in the future.

Cost of Revenues

             Our cost of managed storage services revenues is comprised primarily of the following costs related to the operation of our S-POP data centers: facility costs; depreciation of capital equipment in our network; salaries and benefits for our field and corporate operations personnel; networking costs, including telecommunications and access charges and networking equipment; fiber costs, including amortization of our right to use fiber optic capacity; and maintenance and utilities. Our cost of professional services revenues is comprised primarily of salaries and benefits of consulting personnel. Cost of equipment revenues represents our cost of data storage equipment sold to customers. Cost of managed storage services revenues and professional services revenues also include an allocation of general overhead items such as building rent, equipment leasing costs and depreciation expense. We expect cost of revenues to increase significantly in future periods as we continue to expand our Global Data Storage Network in anticipation of increased sales activity and revenue growth.

Sales and Marketing

             Our sales and marketing expenses are comprised primarily of salaries and benefits of our product and corporate marketing and sales and business development personnel, sales commissions, travel, sales and other promotional materials, trade shows, consulting, and other sales and marketing programs. Sales and marketing expenses also include an allocation of general overhead items such as building rent, equipment leasing costs and depreciation expense. In the future, sales and marketing expenses will also include payments to parties, such as web-hosting providers and systems integrators, who resell or market our services to customers. For example, we have joint marketing arrangements with web-hosting providers including GlobalCenter, AT&T Web Hosting Services and Exodus Communications, under which we share with the web-hosting provider a percentage of the storage services revenue received from customers at the web-hosting facility. The share of revenue which we pay to the parties under these arrangements currently ranges from 17.5% to 25%. We expect to continue to increase our sales and marketing expenses in absolute dollars in future periods as we increase the size of our sales force, promote our services, and pursue our business development strategy.

General and Administrative

             Our general and administrative expenses consist primarily of salaries and benefits of our administrative personnel, information technology costs, facility costs associated with regional sales offices and fees for outside professional advisors. We expect to increase our general and administrative expenses in absolute dollars in future periods as we continue to add staff and infrastructure to support our anticipated business growth and due to the increased costs associated with being a public company.

Product Development

             Our product and development expenses consist primarily of salaries and benefits of our product development and engineering personnel, depreciation of laboratory and quality assurance equipment, and fees for third party development costs. We expect to increase our product development expenses in absolute dollars in future periods to invest in new technology for future service offerings and to evolve and improve our existing technology.

Amortization of Deferred Stock Compensation

             We recognized deferred stock compensation of $1.1 million in 1998, $20.8 million in 1999 and $580,000 in the three months ended March 31, 2000, for stock options granted with exercise prices determined to be below the fair value of our common stock. At March 31, 2000, we have $18.8 million of non-cash deferred compensation, which will be charged to operations through 2004. We expect to incur non-cash amortization of $5.2 million in 2000, $5.3 million in 2001, $5.3 million in 2002, $4.0 million in 2003 and $100,000 in 2004.

Interest Income

             Interest income consists of income received from the investment of proceeds received from our financing offerings. We expect interest income to increase in the short term as a result of our financing proceeds from our recent preferred stock offerings as well as the anticipated proceeds from this offering.

Interest Expense

             Interest expense consists of the imputed interest recognized from payments of capital lease obligations. We expect interest expense to increase in future periods as we continue to finance the expansion of our Global Data Storage Network.

Provision for Income Taxes

             We incurred a net taxable loss in 1998 and 1999, and therefore did not record a provision for income taxes in those periods. As of December 31, 1999, we had federal and state net operating loss carryforwards of $25.5 million available to offset future taxable income, which may be used, subject to limitations, to offset future state and federal taxable income through 2004 and 2019, respectively. We have recorded a valuation allowance against the entire net operating loss carry- forwards because of the uncertainty that we will be able to realize the benefit of the net operating loss carryforwards before they expire.

Results of Operations

Three months ended March 31, 1999 and 2000

             Revenues

             Revenues increased from $383,000 in the three months ended March 31, 1999 to $4.6 million in the same period in 2000. Revenues in the three months ended March 31, 1999 were represented by data storage equipment sales. During the three months ended March 31, 2000, we had no data storage equipment sales. We do not expect to sell equipment to our customers as part of our regular operations in the future. Professional services revenues and managed storage services revenues accounted for 72% and 28%, respectively, of our total revenues for the three months ended March 31, 2000. We did not realize service revenues during the three months ended March 31, 1999.

             Cost of Revenues

             Cost of professional services revenues increased from $115,000 in the three months ended March 31, 1999 to $4.8 million in the same period in 2000. The increase was caused by an increase in the number of professional services personnel in the 2000 period. Cost of managed storage services revenues increased from $386,000 in the three months ended March 31, 1999 to $11.1 million in the same period in 2000. The increase was caused by the opening and operation of the 35 S-POP data centers and our Global Operations Center, which were on-line during the 2000 period. We had no active S-POP data centers, and our Global Operations Center was not operational, during the 1999 period. Therefore, the 2000 period included the associated costs we incur to operate the S-POP data centers, such as facility costs, fiber costs, personnel costs, equipment costs, networking costs and depreciation, whereas the 1999 period only included personnel costs and some initial equipment and fiber costs. Cost of equipment revenues were $362,000 in the three months ended March 31, 1999. Since we did not sell equipment in the 2000 period, we did not incur the associated costs.

             Sales and Marketing

             Sales and marketing expenses increased from $350,000 in the three months ended March 31, 1999 to $9.6 million in the same period in 2000. The increase was caused primarily by an increase in the number of sales and marketing personnel and an increase in promotional and advertising activities in the 2000 period. In addition, we incurred $1.7 million of expense in the 2000 period when we issued immediately exercisable stock purchase warrants to managed storage services customers.

             General and Administrative

             General and administrative expenses increased from $393,000 in the three months ended March 31, 1999 to $3.7 million in the same period in 2000. The increase was caused by an increase in the number of general and administrative personnel in the 2000 period.

             Product Development

             Product development expenses increased from $25,000 in the three months ended March 31, 1999 to $1.8 million in the same period in 2000. The increase was caused primarily by an increase in the number of product development personnel in the 2000 period. We added an engineering group during the 2000 period, which accounted for the majority of the increase in the number of product development personnel. In addition, in the 2000 period we incurred depreciation expense on our lab equipment. The 1999 period included minimal equipment and accordingly our depreciation expense was lower.

             Amortization of Deferred Stock Compensation

             Amortization of deferred stock compensation increased from $24,000 in the three months ended March 31, 1999 to $1.4 million in the same period in 2000. The increase was caused by higher deferred stock compensation, which increased from $1.1 million as of December 31, 1998 to $19.9 million as of December 31, 1999.

             Interest Income

             Interest income increased from $76,000 in the three months ended March 31, 1999 to $1.6 million in the same period in 2000. The increase resulted from our higher average cash and investment balances during the 2000 period.

              Interest Expense

             We incurred no interest expense in the three months ended March 31, 1999 and $806,000 of interest expense in the same period in 2000. The 2000 period included interest from our capital lease obligations. We had no capital lease obligations in the 1999 period and therefore incurred no related interest expense.

Period from October 5, 1998 (commencement of operations) through December 31, 1998 and the year ended December 31, 1999

             We commenced operations October 5, 1998 but had no revenue until the first quarter of 1999. Accordingly, our expenses in 1998 were related to the start-up of our operations and are not a meaningful reflection of the ongoing operations of our business. The comparison of our full year of operations in 1999 with the start-up operations in 1998 reflects the growth in 1999 of our business, the expansion of our Global Data Storage Network, and the addition of employees, resulting in substantial increases in all financial statement categories.

             Revenues

             We recognized no revenue in 1998. In 1999, we recognized revenues of $6.3 million. Approximately 40% of our total revenues during 1999 were derived from customers to whom we provided professional services under our subcontractor agreement with EMC Corporation. Professional services revenues accounted for $3.2 million, or 51% of total revenues for 1999. Managed storage services revenues accounted for $720,000, or 12% of total revenues for 1999. Equipment revenues represented $2.3 million, or 37% of total revenues for 1999, although we do not expect to sell equipment to our customers as part of our regular operations in the future.

             Cost of Revenues

             Cost of professional services revenues was $9,000 for 1998 and $5.3 million for 1999. The increase in cost of professional services revenues was primarily the result of our hiring additional professional services personnel during 1999. Cost of managed storage services revenues was $101,000 for 1998 and $8.4 million for 1999. The increase in cost of managed storage services revenues was attributable to our hiring of managed storage services personnel and the opening and operation of 16 S-POP data centers and our Global Operations Center in 1999. Cost of equipment revenues was zero for 1998 and $2.1 million for 1999. Cost of equipment revenues in 1999 resulted from our sale of data storage equipment to customers as an accommodation to facilitate their purchase of managed storage services.

             Sales and Marketing

             Sales and marketing expenses were $39,000 for 1998 and $7.3 million for 1999. The increase in sales and marketing expenses was primarily the result of the growth in the number of our sales and marketing personnel in 1999, as well as increased marketing efforts initiated during 1999.

             General and Administrative

             General and administrative expenses were $231,000 for 1998 and $5.6 million for 1999. The increase in general and administrative expenses in 1999 was primarily attributable to increases in administrative and management personnel as well as increased information technology, facilities and recruiting costs and increased costs for outside consultants.

             Product Development

             Product development expenses were zero for 1998 and $1.1 million for 1999. The increase in product development expenses was primarily the result of the hiring of product development personnel during 1999 as well as the initiation of product development activities.

              Amortization of Deferred Stock Compensation

             In connection with grants of stock options with exercise prices determined to be below the fair value of our common stock on the dates of grant, we recorded amortization of deferred stock compensation of $1.3 million in 1999. We did not incur amortization of deferred stock compensation in 1998. As of December 31, 1999, our unamortized deferred stock compensation was $19.9 million, of which approximately $5.2 million will be amortized in 2000. In addition, we have granted stock options in 2000 that will result in increased deferred stock compensation and amortization expense.

             Interest Income

             Interest income was $11,000 for 1998 and $1.4 million for 1999. The increase in interest income was the result of higher average cash and investment balances due to the preferred stock financings in 1999.

             Interest Expense

             Interest expense was zero for fiscal 1998 and $393,000 for 1999. The increase in interest expense was the result of the initiation of capital lease obligations during 1999.

Sequential Quarterly Results Since Inception

             The following table presents our operating results for each of the six quarters ended March 31, 2000. The information for each of these quarters is unaudited. In the opinion of management, all necessary adjustments consisting of normal recurring adjustments, have been included to present fairly the unaudited quarterly results when read in conjunction with our audited financial statements and the related notes appearing elsewhere in this prospectus. These operating results are not necessarily indicative of the results of any future period.

	Quarter Ended
	Dec. 31, 1998	March 31, 1999	June 30, 1999	Sept. 30, 1999	Dec. 31, 1999	March 31, 2000
	(in thousands)
Revenues:
Professional services revenues	$ —	$ —	$ 129	$ 828	$ 2,246	$ 3,313
Managed storage services revenues	—	—	66	166	488	1,307
Equipment revenues	—	383	245	1,307	400	—

Total revenues	—	383	440	2,301	3,134	4,620
Costs and expenses:
Cost of professional services revenues, excluding deferred stock compensation amortization	9	115	411	1,283	3,534	4,817
Cost of managed storage services revenues, excluding deferred stock compensation amortization	101	386	746	1,662	5,606	11,094
Cost of equipment revenues	—	362	245	1,202	302	—
Sales and marketing, excluding deferred stock compensation amortization	39	350	1,058	1,852	4,044	9,606
General and administrative, excluding deferred stock compensation amortization	231	393	755	1,449	2,961	3,702
Product development, excluding deferred stock compensation amortization	—	25	142	351	615	1,827
Amortization as deferred stock compensation	—	24	142	353	782	1,383

Total costs and expenses	380	1,655	3,499	8,152	17,844	32,429

Loss from operations	(380)	(1,272)	(3,059)	(5,851)	(14,710)	(27,809)
Interest income	11	76	66	615	614	1,599
Interest expense	—	—	—	(79)	(314)	(806)

Net loss	$ (369)	$(1,196)	$(2,993)	$(5,315)	$(14,410)	$(27,016)

Revenues

             The sequential quarterly growth in professional services revenues resulted primarily from the increase in the number of professional service engagements during each quarter. We performed 7, 29, 61 and 118 professional service engagements during the periods ended June 30, 1999, September 30, 1999, December 31, 1999 and March 31, 2000, respectively.

             The sequential quarterly growth in managed storage services revenues resulted primarily from the increase in the number of customers during each quarter. We provided managed storage services to 3, 4, 10 and 26 customers during the periods ended June 30, 1999, September 30, 1999, December 31, 1999 and March 31, 2000, respectively.

Cost of Revenues

             The sequential quarterly increases in cost of professional services revenues were primarily the result of the growth in the number of our professional services personnel in each quarter. The sequential quarterly increases in cost of managed storage services revenues were primarily attributable to the costs incurred in the opening and operation of S-POP data centers in each quarter. The number of S-POP data centers increased from 1 during the quarter ended June 30, 1999 to 8, 16 and 35 during the quarters ended September 30, 1999, December 31, 1999 and March 31, 2000, respectively. Cost of equipment revenues varied from quarter to quarter, due to fluctuations in the timing of sales of equipment revenues.

Sales and Marketing

             The sequential quarterly increases in sales and marketing expenses were primarily the result of the growth in the number of our sales and marketing personnel in each quarter, as well as increased marketing and promotional efforts.

General and Administrative

             The sequential quarterly increases in general and administrative expenses were primarily attributable to increases in administrative and management personnel and expenses necessary to support and scale our operations as well as increased information technology, facilities and recruiting costs and increased costs for outside consultants.

Product Development

             The sequential quarterly increases in product development expenses were primarily the result of increases in product development personnel as well as increases in consulting services and depreciation of equipment used to develop and further enhance the technology deployed in our Global Data Storage Network.

Amortization of Deferred Stock Compensation

             The sequential quarterly increases in amortization of deferred stock compensation was attributable to higher deferred stock compensation recognized each quarter as we granted stock options to employees with exercise prices determined to be below the fair market value of our common stock.

Liquidity and Capital Resources

             Since inception, we have financed our operations primarily through private equity financing transactions totaling approximately $203.0 million in proceeds through March 31, 2000. We have also financed our operations through capital lease arrangements. At March 31, 2000, we had cash and cash equivalents of $40.0 million, short-term investments of $104.9 million and working capital of $128.1 million.

             Our operations have required and will continue to require substantial investments in capital equipment for the expansion and operation of our Global Data Storage Network, including the purchase of hardware, software and networking equipment. Capital expenditures were $8.7 million in 1999 and $15.7 million in the first quarter of 2000. In addition, we incurred $21.0 million in capital lease obligations during 1999 and $13.5 million in the first quarter of 2000. Capital expenditures during 1999 were primarily made to purchase storage hardware and software and networking equipment for the expansion of our Global Data Storage Network, computer equipment and office furniture. We funded these capital expenditures through a combination of sales of equity securities and capital lease obligations. Contingent upon the continued growth of our business and the availability of sufficient financing or funds, we currently expect to incur approximately $700.0 million in capital expenditures over the next five years including in excess of $100.0 million in 2000 in connection with the expansion of our Global Data Storage Network, including establishing, expanding and operating new and existing S-POP data centers. Capital to be deployed in our S-POP data centers will vary from site to site depending on the number of customers receiving services from an S-POP data center. Therefore, our expansion plans will result in capital expenditures in our currently operational S-POP data centers as well as in our anticipated S-POP data centers. We are currently seeking vendor financing, equipment lease financing, bank equipment lines of credit and other potential debt financings in order to satisfy our 2000 expansion plans. However, these plans are subject to revision based on customer demand for our services, market conditions and other factors.

             Net cash used in operating activities totaled $673,000 in 1998, and $16.0 million in 1999, and $16.8 million in the first quarter of 2000. Our use of cash in 1998, 1999 and the first quarter of 2000 was primarily attributable to the operating loss generated by our investment in the growth of our business, which included an increase in personnel from nine at the end of 1998 to 276 as of December 31, 1999, to 483 as of March 31, 2000, offset by non-cash charges such as depreciation and amortization and increases in accounts payable and accrued expenses.

             Net cash used in investing activities totaled $84,000 in 1998, $43.9 million in 1999 and $85.8 million in the first quarter of 2000. Our cash used in investing activities in 1998 resulted primarily from the procurement of capital equipment to commence operations, including computers and equipment to be used in our first S-POP data center. Our cash used in investing activities in 1999 and in the first quarter of 2000 resulted primarily from our purchase of short-term investments offset by maturities of such investments, as well as additional procurement of capital equipment, principally Global Data Storage Network related equipment.

             Net cash provided by financing activities totaled $9.0 million in 1998, $51.6 million in 1999 and $142.6 million in the first quarter of 2000, which primarily reflects the proceeds received from private equity offerings. During 1998, we raised $9.0 million from the sale of convertible preferred stock and in 1999 we raised $51.0 million from the sale of convertible preferred stock. In the first quarter of 2000, we raised $143.0 million from the sale of convertible preferred stock.

             In October 1999, we entered into a capital lease agreement with Metromedia Fiber Networks for the acquisition of fiber transport capacity over a 20-year term. Our minimum commitment is approximately $88.0 to $96.0 million over the term of the agreement, which is approximately $367,000 to $400,000 per month. During 1999, we secured two equipment lease lines of credit totaling $20.0 million. At December 31, 1999, $18.6 million was available under these equipment lines of credit. The equipment lease lines of credit are available until September 2000 and are payable over 48-month periods from the initiation of each lease schedule. In addition, we acquired approximately $18.6 million of capital equipment through vendor financing arrangements in 1999. Our future minimum lease payments under capital equipment leases totaled $26.3 million at December 31, 1999. In February 2000, we entered into an agreement with EMC Corporation whereby we committed to purchase $50.0 million in storage hardware and software by December 31, 2000, and EMC agreed to engage in joint marketing and selling efforts and to make various product enhancements. As of March 31, 2000, we had purchased approximately $32.0 million of storage hardware and software under this agreement. We have committed to purchase $5.0 million of software over a 24-month period from VERITAS Software Corporation.

             We entered into a number of operating leases and licenses for our S-POP data centers and field offices during 1999. At December 31, 1999, our minimum commitment for these leases and licenses totaled $28.1 million.

             We expect to experience significant growth in our operating costs for the foreseeable future in order to execute our business plan. We also expect to open new domestic and international offices and establish and operate additional S-POP data centers in order to support the needs of our existing and anticipated customers. As a result, we estimate that these operating costs will constitute a significant use of our cash resources. In addition, we may use cash resources to fund acquisitions of complementary businesses and technologies; however, we currently have no commitments or agreements and are not involved in any negotiations regarding any of these transactions.

             We believe that the net proceeds from this offering, together with our current cash, cash equivalents, short-term investments, equipment lines of credit and vendor financing arrangements, will be sufficient to meet our anticipated cash needs for working capital and capital expenditures for at least the next 18 months. If we are not successful in completing this offering, we believe we will meet our anticipated cash needs for working capital and capital expenditures for at least the next 12 months and longer if we reduce the rate of our expansion. However, we may need to raise additional funds to finance more rapid expansion of our business, develop new services or acquire complementary businesses or technologies. In the event that additional financing is required, we may not be able to raise it on terms acceptable to us, if at all.

Quantitative and Qualitative Disclosures about Market Risk

             Nearly all of our revenues to date have been denominated in United States dollars and are primarily from customers located in the United States. We have European subsidiaries consisting of an S-POP data center and sales offices located in England and a sales office located in Germany. We also have a sales office located in Australia, and we intend to establish other foreign subsidiaries in the future. Revenues from international customers to date have not been significant. We incur costs for our overseas offices in the local currency of those offices for staffing, rent, telecommunications and other services. As a result, our operating results could become subject to significant fluctuations based upon changes in the exchange rates of those currencies in relation to the United States dollar. Although currency fluctuations are currently not a material risk to our operating results, we will continue to monitor our exposure to currency fluctuations and, when appropriate, use financial hedging techniques to minimize the effect of these fluctuations in the future. We do not currently utilize any derivative financial instruments or derivative commodity instruments.

             Our interest income is sensitive to changes in the general level of United States interest rates. We typically do not attempt to reduce or eliminate our market risk on our investments because substantially all of our investments are in fixed-rate, short-term securities. The fair value of our investment portfolio or related income would not be significantly impacted by either a 100 basis point increase or decrease in interest rates due to the fixed-rate, short-term nature of our investment portfolio.

Recent Accounting Pronouncement

             In June 1998, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 133, “Accounting for Derivative Instruments and Hedging Activities” (SFAS 133). SFAS 133, which is effective, as amended, for all quarters in fiscal years beginning after June 15, 2000, establishes accounting and reporting standards for derivative financial instruments and hedging activities related to those instruments, as well as other hedging activities. As we do not currently engage in derivative or hedging activities, we do not expect the adoption of this standard to have a significant impact on our consolidated financial statements.

BUSINESS

             We are the first company to focus solely on providing data storage as a service. We provide managed data storage services and professional services to our customers. Through our managed data storage services, we store, manage and archive our customers’ data. Our professional services assist customers in assessing their data storage needs and designing appropriate data storage systems.

             We are creating the first global data storage network, allowing our customers to connect their computer systems, or “plug in”, to our network to store and access their data in much the same way they obtain and use electricity or telephone service. We are building a dedicated fiber optic network which connects our Storage Point of Presence, or S-POP, data centers in major metropolitan areas. Each S-POP data center is a storage facility containing disk and tape storage systems. Our metropolitan storage networks are connected to each other and to a central monitoring and control center through long distance fiber optic connections. This combination of long distance fiber networks and metropolitan storage networks creates our Global Data Storage Network.

             Our Global Data Storage Network currently includes 37 S-POP data centers in 11 metropolitan areas in the United States and one in London. We expect to have more than 50 S-POP data centers in operation in the United States and selected international locations by the end of 2000. We are focused exclusively on storage, and approximately 270 of our more than 500 current employees are storage experts who assist businesses in designing and implementing their data storage strategies. Our customers include established enterprises and Internet-based businesses that require large volumes of data storage capacity in a wide range of industries, including financial services, communications, media, retail, wholesale distribution, energy and natural resources, health and education.

Industry Background

             Rapid Increase in the Volume and Importance of Stored Data.    Established enterprises as well as Internet-based businesses are creating and storing a significant amount of data. Continuous access to large customer or enterprise databases is critical to selling products and managing a business. The volume of data produced and stored is growing rapidly. Forrester Research estimates that online storage for Global 2,500 companies will grow from an average of 15,000 gigabytes per company in 1999 to 153,000 gigabytes by 2003, representing a compound annual growth rate of 78%. Managing and accessing this volume of data is a significant challenge as 1,000 gigabytes of electronically stored data is equivalent to approximately 27 million pages of text. This growth in online storage is being driven primarily by the:

•	need for continuous availability and redundancy of data;

•	proliferation of online commerce;

•	widespread implementation of new enterprise applications, including enterprise resource planning, sales force automation, supply chain and customer relationship management systems;

•	creation of data warehousing and complex data retrieval and compilation systems;

•	adoption of new communication media such as e-mail and Internet-based telephone communications; and

•	increasing personalization of consumer marketing and product development.

              Data Storage is Increasingly Complex and Costly.    The evolution of computing environments from single mainframes to distributed computing has led to complex operating architectures linking multiple application, file, database and communications servers to networked computers. This evolution has significantly increased the complexity of data storage, access and retrieval. Today’s data storage requirements include:

•
instantaneous access to large volumes of primary data, the data used and generated by a company on an ongoing basis to run its business, relating to customers, employees, inventory, accounts receivable, orders, financial performance and all other aspects of business operations;

•	backup copies of essential information, with no tolerance for loss of data;

•	redundant copies of data bases or files at different locations to avoid loss of data during a power outage, equipment failure or more serious disaster;

•	management of storage capacity to meet rapidly expanding needs in a timely and cost-effective manner; and

•	access throughout an enterprise to multiple copies of large databases of valuable data, and the simultaneous use of such data for a number of functions.

             Designing, implementing and managing data storage systems in this complex environment typically requires a business to evaluate and integrate the multiple components of the storage systems, which include storage devices, communication equipment, software and transmission media. These diverse components are available through multiple vendors and are difficult to integrate due to the lack of interoperability standards. The heightened complexity of storage systems also makes it difficult for information technology personnel to fully understand and remain current on new developments in storage technology, which often results in an incomplete evaluation and an untested decision. As a result, companies that implement and manage their own operating environment for data storage can frequently suffer from:

•	difficulty in managing the increasing complexity of data storage and use;

•	inadequate business continuity, disaster recovery and data replication plans;

•	potentially unmanageable and unpredictable information technology expenditures; and

•	shortages in storage capacity arising from unpredictable surges in volume requirements.

             The increasing complexity of designing, implementing and managing data storage systems has led to an increase in the aggregate amount of expenditures on these systems, even though the cost of some components of the system have decreased. Forrester Research estimates that storage expenditures as a percent of total spending on computing systems for an average Global 2,500 firm are expected to increase from 4% in 1999 to 17% in 2003.

             The Need for Networked Storage Systems.    To efficiently manage the rapidly increasing volume of data that is collected and stored, companies require storage flexibility and functionality that is typically unavailable through a traditional data storage configuration that links a single computer to a single storage device. New technologies and the increasing availability of fiber optic bandwidth are making possible the creation of storage area networks that can link multiple servers to multiple storage resources through a dedicated high-speed network. Storage area networks enable high-speed data access and movement, more flexible configurations, improved utilization of storage capacity, centralized storage management and online storage resource deployment. New, enabling technologies that permit the rapid transfer of data include:

•
fiber optical networking, technologies that transfer data by transferring light pulses through a thin fiber optic cable rather than through electrical signals over much thicker copper cables, thereby providing greater speed, distance and security for data transfers and allowing equipment separated across a metropolitan area to operate as if it were located in the same computer room;

•	new communication protocols, or languages, such as Fibre Channel Protocol, which define how certain signal patterns, such as light flashes, are interpreted; and

•
dense wavelength division multiplexing, which allows multiple optical signals to be transferred concurrently on the same strand of fiber glass, typically across a metropolitan area, significantly increasing the economic efficiency of a metropolitan optical network.

             These new technologies have created the opportunity to establish a storage area network that can free businesses from the need to build and operate their own internal data storage infrastructures. By storing and accessing their data through a global storage network established and managed by a third-party provider, businesses can cost-effectively satisfy their data storage requirements and focus their resources on their core competencies. A global storage network can provide users with functionality and flexibility that they could not achieve independently and a competitive advantage over other businesses that do not have access to a global data network. Through such a network, businesses would have access to all of the technologies and components which make up a storage area network without incurring the cost of purchasing such components. A global data network reduces the cost of managing data, which can be several times the actual cost of the data storage equipment, by relieving businesses from the need to hire information technology experts and instead entrusting the management of data to storage focused professionals who are more efficient at implementing and managing storage and more familiar with the most recent technological developments in storage. A global data network also permits the management of diverse storage devices from multiple vendors through custom designed software that interacts with all such devices.

             We believe that there is a significant market opportunity for a company that has both the infrastructure and expertise necessary to provide comprehensive data storage services to data-intensive businesses. Dataquest estimates that the overall storage utility market will grow from under $10 million in 1999 to $8 billion by the end of 2003.

StorageNetworks Services

             Through our Global Data Storage Network we deliver a full range of managed data storage services, including storage of customers’ primary data, tape back-up and restoration of data, and multiple, offsite copies of primary data, that can be deployed more quickly, flexibly and cost-effectively than can be achieved by our customers on their own. By managing our customers’ data storage needs efficiently and securely, we allow them to concentrate on running their core businesses. We believe that our services provide the following key benefits to our customers:

             Trusted Storage Services.    Our services offer a high degree of reliability built around continuous availability, a dedicated network and secure facilities. We average only two to four brief periods per year of downtime for maintenance and system upgrades that are scheduled in advance in order to minimize disruption to the customer. We commit to deliver a customer’s storage needs through comprehensive service level agreements that guarantee that our services will meet or exceed specific performance criteria, including data and system availability, successful performance of back-ups and overall infrastructure and data security.

             In-Depth Data Storage Expertise.    We have rapidly assembled a growing staff of approximately 270 storage experts who focus exclusively on data storage technology and network implementation. Our expanding professional staff delivers storage services that address all aspects of our customers’ data storage requirements, including storage of a customer’s primary data, storage area network design and deployment, and backup, restore and business continuity strategies. We have developed a knowledge management system to create replicable best business practices that build upon previous experiences and proven services.

             A More Cost-Effective Alternative.    We offer customers data storage services that would be very difficult for them to achieve on their own, at prices that would be extremely difficult to replicate. Our network permits customers to access, rather than purchase on their own, the highest availability storage devices, spreading the cost over multiple users while providing the same capability. In addition, the availability of dedicated fiber optic cable in metropolitan areas is limited, and the cost is prohibitive to many customers. We purchase fiber optic cable in large volumes and, through available technology, share individual cables between multiple customers, further lowering our costs. Our Global Data Storage Network also reduces the cost of managing data, which can be several times the actual cost of the data storage equipment, by relieving our customers of the need to hire information technology experts or attempting to manage their data on a part-time basis with unqualified system administrators or operators. We believe that, because our staff of storage professionals focuses exclusively on storage and undergoes extensive training in storage technologies, we are more efficient at implementing and managing storage technologies than are our customers. Our Global Data Storage Network also assists our customers in implementing web-based applications that require their data be distributed globally. Global distribution provides end users of the customer’s application with rapid browser response, enhancing satisfaction and avoiding loss of those end users. The many locations in our Global Data Storage Network enable this capability, even if a customer does not have staff or facilities in these disparate geographical locations, greatly reducing the customer’s overall cost.

             Rapid Implementation of Services.    We offer immediate, networked storage services that can be implemented more quickly than the customer could accomplish internally. Our relationships with hosting, hardware, software and communications vendors permit us to procure network components rapidly and enhance the capacity and capability of our network. We can deliver managed storage services in one to four weeks, depending on the customer’s requirements and whether additional equipment must be procured to meet the customer’s requirements.

             Highly Flexible and Expandable Storage Options.    Our customers can choose from our range of managed storage services, including primary data storage, tape back-up and restoration of data, and multiple, offsite copies of primary data, to select the type of service that best suits their particular needs. Also, customers can add additional storage capacity and services as their businesses grow or their needs change.

The StorageNetworks Strategy

             Our objective is to establish StorageNetworks as a premier data storage services provider. Key elements of our strategy to achieve this objective include the following:

             Maintain Market Position and Extend Brand Awareness.    We believe we have played a significant role in creating and defining the storage services provider market and plan to further extend our brand name and enhance our position in this market. To promote our brand, we intend to expand our corporate marketing and advertising efforts and our joint marketing and sales efforts with web hosting providers and storage equipment manufacturers and providers. We plan to pursue additional relationships with other similar businesses. Our joint marketing and sales arrangements include agreements through which web hosting and application service providers market and resell our services to their end user customers, agreements with hardware and software manufacturers through which we work with those manufacturers to promote and sell our services to potential purchasers of the manufacturers’ products, and referral and joint selling agreements with system integrators and other service providers. Our goal is to equate the StorageNetworks brand with trusted enterprise data storage services.

             Continue to Expand our Global Data Storage Network and Geographical Presence.    We plan to continue to invest in and expand our Global Data Storage Network. As we add new cities and countries to our network, we will increase the number of customers to whom we can provide services. This expanded network will support our customers’ increasing storage needs by allowing them to balance, replicate, share, move and store their data more efficiently than they could do on their own. Our Global Data Storage Network currently includes 37 networked S-POP data centers, and we expect to increase this number to more than 50 by the end of 2000, including new facilities in Austin, Detroit, and Frankfurt. We are currently considering new facilities in Minneapolis, Philadelphia, Sydney, Hong Kong, Tokyo, and Toronto, but we have no specific plans to open centers in those locations by the end of 2000.

             Rapidly Accumulate Storage Expertise and Build Best Practices.    To maintain our competitive position in the data storage services provider market, we plan to continue to attract and retain highly qualified storage professionals. We intend to continue to leverage the knowledge base created by these professionals to develop and apply company-wide best business practices and storage services methodologies. We have created internal systems that allow us to continually monitor the services we are providing our customers in order to identify innovative and repeatable services that can be expanded readily to meet customer requirements. We believe that storage professionals are attracted to StorageNetworks because we are focused exclusively on storage. By offering our storage experts a role that generates revenue and plays a significant part in the growth and success of our business, StorageNetworks provides these experts with career opportunities and advancement typically unavailable in other organizations, where storage is regarded as a cost of doing business rather than a primary focus.

             Expand Industry Relationships.    We intend to continue to invest in and enhance our existing relationships with web hosting providers, storage hardware and software vendors, and optical fiber providers, as well as to pursue new relationships. We have established relationships with businesses in the following areas to promote our brand, expand our customer base and enhance our managed storage services:

•
web hosting providers, such as AT&T Web Hosting Services, Exodus Communications and GlobalCenter. We have entered into joint marketing and services agreements with these providers, pursuant to which they resell or market our data storage services to their clients and receive a percentage or portion of the revenues attributable to such services;

•
storage hardware and software vendors, such as Brocade Communications Systems, Inc., Compaq, Dell, Legato Systems, Network Appliance, Inc., Sun Microsystems, Inc. and VERITAS Software. We have entered into volume purchase agreements or have purchase arrangements with several of these vendors pursuant to which they provide us with products that we use to create our comprehensive storage services. Our technology and engineering group is also working with these vendors to qualify or modify their products to meet our requirements;

•
Intra-city optical fiber providers, such as Metromedia Fiber Network, with whom we have entered into a volume purchase agreement for access to dark fiber, which is installed fiber optic cable that does not carry a signal, allowing us to build private and secure connections to our customers and between our S-POP data centers; and

•	long distance fiber carriers, such as Global Crossing, with whom we have a preferred supplier agreement, that link our metropolitan storage networks.

        Many of these entities or their affiliates are also stockholders of our company. Our stockholders include an affiliate of Dell, an affiliate of GlobalCenter and Global Crossing, Exodus Communications, an affiliate of Compaq, Sun Microsystems, Inc., Brocade Communications Systems, Inc., Network Appliance, Inc. and VERITAS Software.

             Expand and Enhance Our Storage Service Offerings.    We plan to expand and enhance our current storage service offerings. We continually assess our existing service offerings and seek to develop proprietary technology that improves our customers’ ability to access our services. Recently, we introduced a storage management tool, our Virtual Storage Portal software, that allows our customers to monitor and manage their storage utilization, availability and capacity remotely through a web browser. We believe that by offering valuable new services and continuing to improve our existing services, we will increasingly be viewed by our customers as their single trusted source of managed storage services.

             Target Customers With Greatest Need for Our Managed Storage Services.    We target businesses that generate and rely upon large and rapidly growing volumes of critical data — businesses that we believe are particularly well served by our services. When time to market is critical to a company’s success, the speed with which we make our services available, typically between one and four weeks, is of particular value. For businesses with rapidly growing and more complex data needs, we can quickly add additional storage capacity and capability. We believe that by targeting customers with the greatest need for our services, and by continuing to successfully deploy our managed storage services to them, we will be able to further expand our customer base.

Service Offerings

             We offer a comprehensive suite of managed data storage services that is designed to provide businesses with reliable and secure data storage services that can be readily expanded to meet and manage their critical data storage needs. We call these offerings our PACS services, which stands for Protection, Availability, Continuity, Scalability and Security of data. We also offer comprehensive professional services, advising our customers on the best design, implementation and management of their data storage environment.

PACS Managed Storage Services

             Our PACS services provide:

•	professional service expertise for the assessment, implementation and management of a customer’s storage environment;

•	storage services that grow as a customer’s business grows;

•	continuously monitored secure data centers;

•	continuous data availability through enhanced storage and network reliability;

•	redundancy to minimize system downtime;

•	fast and reliable connections through our secure Global Data Storage Network; and

•	tested and evaluated high-quality hardware and software that adapt to a customer’s current and future needs.

             Our customers purchase our PACS services through comprehensive service level agreements with typical terms of three to four years. Our service level agreements guarantee that our services will meet or exceed specific performance criteria, including data and system availability, successful performance of back-ups and overall infrastructure and data security. Customers commit to pay for a minimum usage level over the contract term. Typical contracts also include terms that permit customers to add additional managed storage capacity for additional fees over the term of the contract.

              The following diagram illustrates how our services address the needs of our customers:
[Diagram displays SafePACS, BackPACS and DataPACS/NetPACS services next to Organization Need for Zero Data Loss, Data Protection and Storage on Demand, respectively.]

             Our current managed storage service offerings are as follows:

             DataPACS Primary Data Storage Services.    Our DataPACS services provide hard disk-based storage of a customer’s primary data, the data used and generated by a customer in its business operations. Through this service, customers can directly access their data stored at our S-POP data centers. As our customers’ businesses grow, our DataPACS services can be expanded to meet their needs, adding storage devices, capacity and servers to the network without disrupting access to existing stored data. Pricing for DataPACS services is based on a dollar per managed gigabyte per month basis. List prices for DataPACS services begin at $125 per managed gigabyte per month, with discounts available for volume usage.

             NetPACS Network Attached Storage Services.    Our NetPACS services provide hard disk-based storage of primary data for customers with multiple networked servers. Rather than being directly attached to the storage devices, the customer’s servers are connected to one or more NetPACS file servers by a separate local area network. List prices for NetPACS services begin at $125 per managed gigabyte per month, with discounts available for volume usage.

             BackPACS Data Backup and Restore Services.    Our BackPACS services make copies of customer data, usually on magnetic tape media, that are archived and remotely stored. Backup copies of data are useful to restore an application or data file that may have been inadvertently deleted by a user, or corrupted due to a software failure. Our BackPACS services free a customer’s skilled information technology professionals from performing non-productive and costly backup procedures. Pricing for BackPACS services is based on a dollar per backed-up gigabyte, or BGB, basis. A BGB is a unit of storage written to tape media. Each month, a typical customer using BackPACS services consumes backed-up gigabyte quantities estimated between four and twelve times the number of DataPACS managed gigabytes used in that month. List prices for BackPACS services begin at $17 per backed-up gigabyte, with discounts available for volume usage. Customers contract for a minimum amount of BGBs per month and pay additional fees for usage beyond their minimum commitment.

              SafePACS Remote Real-Time Data Copying Services.    Our SafePACS services protect customers from site failure, due to events such as building fires or natural disasters, which may destroy or render unusable the data center that houses their primary data. Even if a customer’s building is destroyed, our customer’s data will be protected and quickly available to resume operations. Our SafePACS services provide real-time mirrored copies of the customer’s primary data, using remote site simultaneous data storage replication technologies, for the highest level of data protection. SafePACS services are also billed on a dollar per managed gigabyte per month basis. List prices for SafePACS services begin at $190 per managed gigabyte per month, with discounts available for volume usage.

             The following table summarizes the features of our managed storage service offerings. All four services can be deployed within one to four weeks depending on the customer’s requirements and whether additional equipment must be procured. The actual prices paid by our customers for our managed storage services depend on a number of variables, including the nature of the customer’s computing system and storage needs, the level of service selected by the customer, the amount of storage capacity used by the customer, the location of the customer and the S-POP data center from which the services are provided, and the duration of the customer’s service level agreement. Currently, a customer located within a web-hosting facility at which we have an S-POP data center, and with a standard computing environment that can be serviced by a standard storage architecture, pays approximately $70.00 per managed gigabyte per month when purchasing a typical combination of our managed storage services.

Service	Features

DataPACS Services	• Replace or complement the need for on-site storage of primary data
• Ability to rapidly add capacity to meet both temporary and permanent requirements
• Point-in-time copies of data for full-size database testing of new applications

NetPACS Services	• Replace or complement the need for on-site storage of primary data
• Multiple web servers can be attached to a single file server
• Permits multiple servers to access the same data

BackPACS Services	• Scheduled full and incremental backups
• Secured vaulting for disaster recovery
• Reduces system downtime and the time required for backups
• Reduces data consolidation challenges while lowering risks of data corruption

SafePACS Services	• Remote site simultaneous data copying
• Complete data loss protection and protection from data center or storage hardware failure
• Additional point-in-time copies of remote copy of data permit application testing and protection from data corruption
• Geographically diverse data copying infrastructure

Professional Services

             We offer a full range of professional services that can be purchased on a stand alone basis or as part of our managed storage services offerings. Our experts have extensive experience in helping customers design their primary data storage systems and optimize their existing storage infrastructure. Our professional services experts offer in-depth storage networking knowledge that can be applied directly to each customer’s storage environment, and tailored to fit each customer’s specific business requirements. We offer expertise in the following areas:

•	primary data storage requirements, to address basic storage needs;

•	storage area networks, to solve performance, capacity growth and distance issues;

•	backup and restore strategies, to prevent data loss and enable efficient data recovery; and

•	business continuity strategies, to allow businesses to operate without interruption.

             Our professional service experts implement a three-step process to provide our customers with optimal storage advice and environments:

•
Assessment.    Our storage experts evaluate the customer’s information technology environment in connection with its business goals and make specific recommendations for improving efficiency, minimizing risks and maximizing the business benefits of the customer’s data storage infrastructure.

•	Implementation. Our storage experts conduct extensive pre-deployment testing of storage infrastructure and recommendations to minimize interruptions during actual deployment.

•
Management.    We provide full-service, managed data services through our suite of PACS service offerings, which include ongoing consultation with customers regarding their present and future storage needs.

Infrastructure

Global Data Storage Network

             Our Global Data Storage Network is a high-speed network that supports multiple communications protocols, or languages, such as Fibre Channel, Gigabit Ethernet and Escon, that define how certain signal patterns, such as light flashes, will be interpreted. Protocols are similar to human languages, in which the same sound will mean different things depending upon the language in use. Computer systems and storage devices can use one or more of these protocols to transfer data. The Global Data Storage Network provides secure, fast and reliable connections between our customers and our S-POP data centers. The Global Data Storage Network links our S-POP data centers together across regional boundaries for redundancy and data transfer, links our S-POP data centers to web-hosting service providers, application service providers and disaster recovery service providers, and links us and our customers to various global fiber optic networks.

Storage Points of Presence (S-POP) Data Centers

             All but two of our S-POP data centers are located in facilities operated by web hosting service providers. S-POP data centers located at web hosting facilities provide us access to an installed base of potential customers. Our S-POP data centers are located in Atlanta, Boston, Chicago, Dallas, Denver, Houston, Los Angeles, New York, San Francisco, Seattle, Washington, D.C., and London. A typical S-POP data center at maturity is designed with a storage capacity of over 100,000 gigabytes of online disk storage and contains all the tools, diagnostic equipment, and available spare equipment to maintain a high availability environment.

             Our S-POP data centers feature continuous security monitoring and have redundant power with uninterruptible power supply and back-up diesel generator power, primary and secondary cooling systems, and water detection and fire suppression systems. Our S-POP data centers also have redundant array of independent disks systems, tape storage devices and storage management software. Several layers of access control and event monitoring protect each center.

             Each S-POP data center is monitored locally by our trained storage service professionals, and is also continuously monitored from our Global Operations Center, which is located at our corporate headquarters in Waltham, Massachusetts. Remote monitoring and management is provided via our S-POP Manager control center, which is connected to the Global Operations Center over our dedicated network.

StoragePort Access Channel

             Our StoragePort access channel is a “plug in” device that allows our customers access to our storage services. These devices are located either at the customer’s own facilities, which generally, based upon current technology, must be within 30 miles of an S-POP data center, or at a web hosting facility and allow our customers to access our managed storage services simply by plugging their servers into a StoragePort access channel.

Virtual Storage Portal Software

             Our Virtual Storage Portal software is a proprietary, web-based, storage management tool that allows customers using our DataPACS and SafePACS services to monitor their historical and current utilization, availability and allocated storage capacity. The Virtual Storage Portal software provides these customers with the following information about their managed storage resources:

•	Availability. Reports show users the availability of services over the last week and month as well as trends in availability over time.

•
Capacity and provisioning.    Reports show changes in capacity allocation and help customers predict future storage capacity requirements. These reports allow businesses to allocate storage usage among their various departments.

•
Utilization, performance and response time.    Reports create graphical views of storage utilization over time, which allows users to perform application load balancing to redistribute usage. These features also allow users to predict future utilization requirements.

•
Security.    Secure login procedures prevent unauthorized users from viewing or controlling storage resources while audit reports identify all account activity. Accounts can be set up so that various departments within an enterprise can login and view their storage resources, without accessing those of other departments.

•	Service and change management. Customers can submit change requests directly to StorageNetworks customer service and operations groups and view the status of pending requests.

Technology and Engineering

             Our technology and engineering group designs, develops and maintains services that meet or exceed the performance guarantees set forth in our service level agreements. We investigate and test products from multiple vendors and integrate them into reliable services that can be rapidly implemented. These integrated services configurations are collected and stored in our knowledge management system and can be easily replicated for customers with similar technology infrastructures. This group is also responsible for the expansion and continued development of the Global Data Storage Network infrastructure, maintaining its security and integrity, and for developing management tools, such as the Virtual Storage Portal software, that enhance our suite of services.

             Our technology and engineering professionals work closely with and support our professional services, marketing, sales and operations groups, keeping those groups abreast of new storage services that we can offer and to receive feedback on existing services. The technology and engineering group has established systems for incorporating best practices that can be applied by our professionals worldwide to ensure that consistent, high quality service is delivered to each customer. Members of the group also maintain regular communication with vendors, standards bodies and research institutions to remain current on emerging technologies, helping us influence the design, standardization and development of storage technologies and products. The technology and engineering group is comprised of 46 storage professionals, the majority of whom are located in Waltham, Massachusetts, and we are currently establishing labs in Colorado Springs, Colorado and London.

Customers

             We have established a diversified base of established enterprise and Internet-based customers in a wide range of industries, including financial services, communications, energy and natural resources, health and education. As of June 2, 2000, we had contracts for managed storage services with 73 customers. The following is a list of those managed storage services customers who have consented to be named in this prospectus:

Allegrix AristaSoft BestBuy.com BlueMeteor, inc. Bluetrain.com BROCADE Business.com Cephren, Inc. ClickThings.com Computer.com Commerx Credit Suisse First Boston Cybersites	eCircles.com eCredit.com ecoutlook.com Enmed FleetBoston Financial GeoNet Huddle247 Ibelong Networks INC2inc Juniper Networks Knight Securities Lycos Merrill Lynch mValue.com	Ofoto Planet Portal RestaurantPro.com Revenio Techtarget.com Tufans Technology Ustreamit Vastar Resources Vistaprint x-Collaboration X:drive Yahoo! YesMail.com ZoneTrader.com

             We have a Subcontractor Agreement with EMC under which we perform professional services for various EMC customers. Pursuant to this Agreement, we are engaged by EMC through separate statements of work to deliver professional services to these customers. We are compensated by EMC on a flat hourly rate basis. This Agreement may be terminated without cause by us or by EMC upon written notice to the other party. In 1999, under this Agreement we performed these services for over 60 customers and our revenue from these services accounted for approximately 40% of our total revenues. As a result of allegations recently made by EMC against us, it is likely that our professional services relationship with EMC will terminate or not continue in the future on the same terms as it has in the past. We have entered into similar agreements with other equipment manufacturers, including Brocade Communications Systems, Inc., Compaq, Dell and Network Appliance, to provide professional services to customers of these companies.

Marketing, Sales and Business Development

             We market our services through a marketing program that uses a variety of media and channels, including a direct sales force, sales channels and referral programs.

             Our sales and marketing channels and referral programs include:

•	web hosting service providers, such as AT&T Web Hosting Services, Exodus Communications and GlobalCenter, who resell or market our services to customers located in their facilities;

•
storage hardware and software vendors, such as Brocade Communications Systems, Inc., Compaq, Dell, Legato Systems, Network Appliance, Inc., Sun Microsystems, Inc. and VERITAS Software, with whom we share sales leads and opportunities; and

•
providers of complementary services, including system integrators such as KORE Partners, Inc. and SiteSmith and technology providers such as Akamai Technologies, who market our services in conjunction with their own services.

              Our marketing goal is to develop sales opportunities by increasing businesses’ awareness of the value proposition of a storage services provider and the StorageNetworks brand. We will continue to invest in building greater StorageNetworks brand recognition in the U.S. and internationally, through brand expansion and focus, public relations programs, interactions with industry analysts, trade shows, advertising, seminars, direct mail and speaking engagements.

             We sell our services in the U.S, U.K., Germany and Australia directly though our sales force and indirectly through our sales and marketing channels. Our direct sales team targets large and emerging e-commerce and enterprise businesses that have mission-critical data storage needs. Our business development professionals focus on building strong relationships with our existing and prospective sales and referral channels. As of April 30, 2000, we had 110 employees engaged in direct sales and 16 in business development. We believe that our sales and business development programs are critical to our success and will continue to aggressively hire additional professionals for those teams.

Executive Advisory Council

             Our Executive Advisory Council consists of a cross section of executives and consultants in the storage industry, formed to assist us in identifying and responding to key industry trends. The Executive Advisory Council is chartered with helping our executive team shape our business in accordance with industry developments, gain high-level access to potential strategic customers, vendors and resources, and stimulate third-party validation of our services. The members of the Executive Advisory Council act as consultants to StorageNetworks and meet on a quarterly basis. In connection with their service, the members receive stock option awards, a stipend for each meeting they attend, and are reimbursed for expenses incurred in connection with those meetings. We purchase equipment from several of the companies with which members of the Executive Advisory Council are affiliated, including Compaq, Sun Microsystems, Inc., VERITAS Software Corporation, Dell Computers and Cisco Systems.

             Our Executive Advisory Council includes:

             Andreas Bechtolsheim, Vice President of Engineering of the Gigabit Switching Group at Cisco Systems. Mr. Bechtolsheim was a co-founder and Vice President of Technology of Sun Microsystems, Inc., where he was a chief architect of Sun’s workstation product line.

             Paul Borrill, Vice President and Chief Technical Officer of VERITAS Software Corporation. Previously, Mr. Borrill served as Vice President and Chief Architect of Quantum Corporation.

             F. Roy Carlson, Jr., Vice President of Engineering at Maxtor Network Systems Group. Mr. Carlson previously served as Chief Executive Officer of Advanced Computing Systems Company and was also a Professor of Computer Science at the University of Southern California, where he also served as Director of the Engineering Computer Laboratory, Chairman of the Computer Science Department, and Executive Director and Associate Dean of the School of Engineering.

             Richard Lary, Senior Storage Architect, Compaq StorageWorks. Mr. Lary holds numerous patents in the storage industry.

             Barry X Lynn, President and Chief Executive Officer of Be eXceL, Inc. Mr. Lynn is a director of MERANT PLC, a director of Integrated Data Systems Corporation, and a principal of Where Eagles Soar, Inc. Previously, Mr. Lynn was Executive Vice President/Chief Information Officer of Wells Fargo and Company and founder and President of Wells Fargo Securities, Inc.

             Fred Moore, founder and President of Horison Information Strategies. Mr. Moore was a founding partner of IN– fusion and was Editor-in-Chief of Storage Management Solutions for West World Productions. Previously Mr. Moore worked for Storage Technology as the first Systems Engineer and then as Corporate Vice President of Strategic Marketing.

              Michael Peterson, President and Senior Analyst of Strategic Research Corporation and founder of the Storage Networking Industry Association.

             Janpieter Scheerder, President of Sun Microsystems Network Storage Division with over 20 years of experience in data storage.

             Martin Schoffstall, co-founder and Chief Executive Officer of Conducent. Previously Mr. Schoffstall was Chief Technology Officer and co-founder of PSINet. He is also a founding director of Go2Net and a director of Ascend Communications.

             Karl D. Schubert, Ph.D., Vice President, Storage Systems Architecture and Storage Systems Engineering for Dell Computer’s Storage Division. Dr. Schubert also serves as Dell’s Enterprise Systems Group Chief Technical Officer. Dr. Schubert previously worked at IBM, including with its Open Systems Storage Subsystems Division.

             Rich Seifert, President of Networks & Communications Consulting and one of the original designers of Ethernet. Mr. Seifert was a founder and director of Mysticom, Ltd. and was previously responsible for hardware technology at Industrial Networks, Inc.

             Timothy Wright, Chief Information Officer of Lycos, Inc. Prior to joining Lycos, Mr. Wright served as Chief Information Officer of The Learning Company.

Competition

             The data storage market is highly competitive. While there are substantial financial barriers to entry in the storage services provider market, we expect that we will continue to face competition from traditional storage alternatives and will face additional competition from new market entrants. We believe that the principal competitive factors affecting the market include:

•	brand recognition;

•	quality and variety of services offered;

•	engineering and technical expertise and development of proprietary software;

•	security, reliability, ease of use and rapid deployment of services;

•	relationships with web hosting providers, equipment vendors, and communication services providers;

•	ability to attract and retain skilled professionals;

•	quality of customer service and support;

•	financial resources; and

•	price.

             Our current primary competitors are storage hardware, software and service vendors such as Compaq, EMC, which has recently announced an initiative to supply equipment to Internet service providers and companies that manage the networks of web-based businesses, Hewlett-Packard, Legato Systems, StorageTek, Sun Microsystems, Inc. and VERITAS Software, and other announced entrants to the storage services provider market, including EDS, Qwest Communications and Intel. We estimate that there are in excess of 50 different companies providing storage hardware or software that directly or indirectly competes with our services. We are aware of approximately five other companies that have directly entered the storage service provider market.

              We believe that we may face future, direct competition from storage hardware, software and service vendors who may elect to establish competitive service offerings or organizations, including:

•	telecommunications companies;

•	web hosting and internet service providers; and

•	application service providers.

             Many of the storage vendors and other established businesses that have or may enter the storage service provider market have significantly greater financial resources, larger development, sales and marketing staffs, longer operating histories, greater name-recognition, larger client bases and more established relationships in the data storage industry. As a result, these competitors may be able to rapidly establish or expand data storage service offerings and related infrastructure more quickly, adapt to new technologies and customer requirements faster, take advantage of acquisition and other opportunities more readily, and adopt more aggressive pricing policies than we may be able to.

Intellectual Property

             We rely on a combination of trademark, trade secret and copyright laws and contractual restrictions to protect the proprietary aspects of our services. These legal protections afford only limited protection. We have no patents and have filed only one patent application with the United States Patent and Trademark office with respect to our services. We seek to limit disclosure of our intellectual property by requiring employees, consultants, and business associates with access to our proprietary information to execute confidentiality agreements with us and by restricting access to our proprietary information. Due to rapid technological change, we believe that factors such as the expertise and technological and creative skills of our personnel, new services and enhancements to our existing services are more important to establishing and maintaining our proprietary technology position than the various available legal protections.

             Despite our efforts to protect our proprietary rights, unauthorized parties may attempt to copy aspects of our services or to obtain and use information that we regard as proprietary. The laws of many countries do not protect proprietary rights to the same extent as the laws of the United States. Litigation may be necessary in the future to enforce our intellectual property rights, to protect our trade secrets, to determine the validity and scope of the proprietary rights of others or to defend against claims of infringement. Any such litigation could result in substantial costs and diversion of resources and could have a material adverse effect on our business, operating results and financial condition. There can be no assurance that our means of protecting our proprietary rights will be adequate or that our competitors will not independently develop similar information or technology. Any failure by us to adequately protect our intellectual property could have a material adverse effect on our business, operating results and financial condition.

Employees

             As of April 30, 2000, we had a total of 513 full-time employees. We expect to hire substantial numbers of new employees through 2000 and the foreseeable future.

             Our future success will depend on our ability to attract, retain and motivate highly qualified technical and management personnel, for whom competition is intense. Our employees are not represented by any collective bargaining representative. We believe our relations with our employees are good.

Facilities

             Our headquarters are currently located in approximately 33,000 square feet of leased office space located in Waltham, Massachusetts. The lease for this space terminates on January 14, 2005.

             We have begun negotiations to lease approximately 135,000 square feet of additional space in Waltham. We intend to transfer our headquarters to this new building following execution of a lease for this facility, while retaining the existing facility in Waltham.

             We have numerous operating leases and licenses for our S-POP data centers and field sales offices.

Legal Proceedings

             We are not a party to any material legal proceedings.

MANAGEMENT

Executive Officers and Directors

             The following table sets forth our executives officers and directors, their ages and their positions with StorageNetworks as of April 30, 2000.

Name	Age	Position
Peter W. Bell	35	Chairman of the Board, Chief Executive Officer, President and Director
William D. Miller	39	Executive Vice President, Chief Technical Officer and Director
Paul C. Flanagan	35	Executive Vice President of Finance, Administration and Corporate Development, Chief Financial Officer, Treasurer and Secretary
John C. Clavin	38	Executive Vice President of Operations
Jeffrey W. Murphy	44	Senior Vice President of Sales Operations
Barry L. Kallander	42	Senior Vice President of Global Services
Michael G. Tardif	41	Senior Vice President of Technology and Engineering
Randall A. Blumenthal	31	Director
Thomas J. Casey	48	Director
Robert E. Davoli	51	Director
Harold R. Dixon	36	Director
Stephen J. Gaal	56	Director
Michael D. Lambert	53	Director
Roger M. Marino	61	Director
William T. Schleyer	48	Director

             Peter W. Bell co-founded StorageNetworks and has served as our Chief Executive Officer and President since October, 1998 and as our Chairman of the Board since January, 2000. From July, 1997 to July, 1998, Mr. Bell served as the Vice President of Worldwide Sales at Andataco, Inc., an integrator of storage technology products. From July, 1996 to July, 1997, Mr. Bell served as the Executive Vice President of Sales, Services and Marketing at NetXchange, a provider of internet telephony software. Between November, 1986 and June, 1996, Mr. Bell held a variety of management positions in marketing, operations and sales at EMC Corporation, a vendor of storage hardware, software and services, including Director of Sales, Open Storage Group.

             William D. Miller co-founded StorageNetworks and has served as our Executive Vice President and Chief Technical Officer and as a member of our board of directors since October, 1998. From 1994 to 1998, Mr. Miller managed strategic accounts for Andataco, Inc., an integrator of storage technology products.

             Paul C. Flanagan has served as our Executive Vice President of Finance, Administration and Corporate Development since April, 2000, and Chief Financial Officer since March, 1999. Previously, Mr. Flanagan served as Senior Vice President of Finance and Administration from March, 1999 to April, 2000. From May, 1997 to February, 1999, Mr. Flanagan served as Vice President of Finance for Lasertron, Inc., a manufacturer of fiber optic components for telecommunications. From December, 1995 to May, 1997, Mr. Flanagan served as Vice President of Finance and Administration for Vitol Gas and Electric, LLC, an energy commodity trading company. From September, 1986 to December, 1995, Mr. Flanagan was employed by Ernst & Young LLP, a public accounting firm.

             John C. Clavin has served as our Executive Vice President of Operations since April, 2000. Previously, Mr. Clavin served as our Senior Vice President of Marketing and Corporate Development from August, 1999 through April, 2000. From 1994 to 1999, Mr. Clavin served as the Vice President of Client Services at The Boston Company Asset Management, LLC, an institutional money management firm. From 1984 to 1988 and from 1991 to 1994, Mr. Clavin held senior level positions at EMC Corporation, a vendor of storage hardware, software and services.

              Jeffrey W. Murphy has served as our Senior Vice President of Sales Operations since September, 1999. From February, 1994 to September, 1999, Mr. Murphy held a variety of positions at SAP America Inc., a developer and supplier of integrated business application software, including Senior Vice President and General Manager for the Services Sector of SAP North America, Vice President East and Director of Sales.

             Barry L. Kallander has served as our Senior Vice President of Global Services, since September, 1999. From January, 1997 to September, 1999, Mr. Kallander served as Vice President and General Manager of Litton Enterprise Solutions, Inc., a provider of technology outsourcing and consulting solutions, where he was responsible for their technology-based solutions, including enterprise resource planning, Y2K, outsourcing and electronic commerce. From 1995 to December, 1996, Mr. Kallander held various positions, including Vice President and General Manager at PRC Engineering Systems, Inc., a provider of technology-based solutions to utility clients.

             Michael G. Tardif joined StorageNetworks as our Senior Vice President of Engineering and Strategy in January, 2000. From March, 1995 to January, 2000, Mr. Tardif served as Vice President of Information Technology Infrastructure at The Goldman Sachs Groups, Inc., an investment banking firm. From January, 1989 to March, 1995, Mr. Tardif served as President and Chief Technology Officer at Xtensible Technologies Corporation, a software systems integration and engineering firm specializing in development and deployment of systems applications.

             Randall A. Blumenthal has served as a director of StorageNetworks since July, 1999. Mr. Blumenthal is a Managing Director at Goldman, Sachs & Co., an investment banking firm, where he focuses on Internet, software and technology services investing. Mr. Blumenthal served as a Vice President at Goldman, Sachs & Co. from 1996 to 1999 and as an Associate from 1992 to 1996.

             Thomas J. Casey has served as a director of StorageNetworks since January, 2000. Since 1998, Mr. Casey has served as Vice Chairman and Managing Director of Global Crossing, a provider of global long distance telecommunications facilities and services, Managing Director of Global Crossing Ltd., which builds and offers services over an integrated global fiber optic network, and President of Pacific Capital Group, an investment company. From 1995 to 1998, Mr. Casey held the positions of Managing Director and co-manager of the Global Communications Group at Merrill Lynch, an institutional money management firm. Prior to his association with Merrill Lynch, Mr. Casey was a Partner and co-manager of the telecommunications and media group of the law firm of Skadden, Arps, Slate, Meagher and Flom. Mr. Casey is a member of the board of directors of Global Crossing Ltd. and Value America Inc.

             Robert E. Davoli has served as a director of StorageNetworks since December, 1998, and as a member of the Compensation Committee since August, 1999. Mr. Davoli has been a general partner of Sigma Partners, a venture capital firm, since 1995. Prior to his association with Sigma Partners, he was President and Chief Executive Officer of Epoch Systems, a vendor of client-server data management software products. Mr. Davoli serves on the board of directors of Vignette Corporation, Versata, Inc., and Internet Security Systems, Inc.

             Harold R. Dixon has served as a director of StorageNetworks since October, 1998 and as a member of the Compensation Committee since August, 1999. From 1986 to January, 2000, Mr. Dixon held various positions at EMC Corporation, a vendor of storage hardware, software and services, most recently serving as Senior Vice President, Global Sales and Services. While at EMC, Mr. Dixon also served as Vice President of Sales, Americas, and Vice President and Sales Manager, Canada.

             Stephen J. Gaal has served as a director of StorageNetworks since October, 1998. Mr. Gaal is the founder and Managing Director of Gaal & Company, Inc., which provides advisory services to emerging technology companies in the areas of business and financing strategy and planning. Between 1987 and 1996, Mr. Gaal held the positions of Principal, Partner, and Managing Director of TA Associates, a venture capital and private equity firm. Mr. Gaal also serves on the board of directors of Versant Corporation and Workgroup Technology Corporation.

             Michael D. Lambert has served as a director of StorageNetworks since January, 2000. Mr. Lambert is Senior Vice President of the Enterprise Systems Group of Dell Computer Corporation, a direct provider of computer systems and services. In this position, his responsibilities include the development and delivery of Internet-related consulting and hosting services, and the oversight of engineering, product marketing and manufacturing of servers, storage and related products. From 1993 to 1996, Mr. Lambert held the position of Vice President of Sales and Marketing, North America, for Compaq Computer Corporation, a developer and manufacturer of computer hardware, software and services.

             Roger M. Marino has served as a director of StorageNetworks since December, 1998. Mr. Marino is currently a private investor. From May, 1997 to September, 1999, Mr. Marino held the positions of General Manager and owner of the Pittsburgh Penguins, a National Hockey League team. Mr. Marino was a founder and former president of EMC Corporation, a vendor of storage hardware, software and services.

             William T. Schleyer has served as a director of StorageNetworks since March, 1999. Mr. Schleyer is a Principal in Broadband Ventures Group, LLC, a venture capital company that invests in the broadband and Internet industries. In 1997, he served as President and Chief Operating Officer of MediaOne, the broadband services division of U.S. West Media Group, a provider of broadband telecommunications services. From 1994 to 1996, Mr. Schleyer was President and Chief Operating Officer of Continental Cablevision, Inc., a provider of broadband communications services. Mr. Schleyer serves on the board of directors of CableLabs, Inc., Wink Communications, Inc., Rogers Communications, Inc., ANTEC and Darwin Partners.

             Pursuant to the terms of a voting agreement and our certificate of incorporation, the holders of our preferred and common stock have designated the members of our Board of Directors. Four of our directors, Peter W. Bell, William D. Miller, Harold R. Dixon, and Roger M. Marino, beneficially own more than five percent of our common stock. Four other directors are affiliated with beneficial holders of more than five percent of our common stock. Robert E. Davoli is affiliated with Sigma Partners, Randall A. Blumenthal is affiliated with Goldman Sachs & Co., Thomas J. Casey is affiliated with GC Dev. Co., Inc. and Michael D. Lambert is affiliated with Dell USA, L.P. The rights of these holders to nominate members of our Board of Directors will expire upon the closing of this offering.

Election of Executive Officers and Directors

             Each executive officer is elected by, and serves at the discretion of, the board of directors. All directors are elected at the annual meeting or at any special meeting of the stockholders and hold office until their successors are duly elected and qualified. Following this offering, the board of directors will be divided into three classes, each of whose members will serve for a staggered three-year term. Messrs. Blumenthal, Casey and Lambert will serve in the class whose term expires at the annual meeting of stockholders in 2001; Messrs. Davoli, Marino and Schleyer will serve in the class whose term expires at the annual meeting of stockholders in 2002; and Messrs. Bell, Dixon, Gaal and Miller will serve in the class whose term expires at the annual meeting of stockholders in 2003. Upon the expiration of the term of a class of directors, directors in such class will be elected for three-year terms at the annual meeting of stockholders in the year in which such term expires.

Compensation of Directors

             We reimburse our non-employee directors for reasonable out-of-pocket expenses incurred in attending meetings of the board of directors. On January 26, 2000, each non-employee director received a fully-vested option to purchase 25,000 shares of our common stock at an exercise price of $8.00 per share. Shares issuable upon exercise of such options are subject to a repurchase right for two years from the date of grant. On April 28, 1999, we granted an option to purchase 200,000 shares of our common stock at a price of $0.05 per share, to Mr. Schleyer, our first outside director.

Compensation Committee Interlocks and Insider Participation

             The board of directors has established a Compensation Committee and an Audit Committee. Our Compensation Committee consists of Messrs. Davoli, Gaal and Lambert. No interlocking relationship exists between any member of our board of directors or our Compensation Committee and any member of the board of directors or Compensation Committee of any other company, and no such interlocking relationship has existed in the past. The Compensation Committee reviews executive salaries, administers bonuses, incentive compensation and stock plans, and approves the salaries and other benefits of our executive officers. In addition, the Compensation Committee consults with our management regarding our benefit plans and compensation policies and practices. There are no family relationships among any of our directors and executive officers.

Audit Committee

             The Audit Committee, which consists of Messrs. Casey, Gaal and Schleyer, reviews the professional services provided by our independent auditors, the independence of such auditors from our management, our annual financial statements and our system of internal accounting controls. The Audit Committee also reviews such other matters with respect to our accounting, auditing and financial reporting practices and procedures as it may find appropriate or may be brought to its attention.

Executive Compensation

             The table below sets forth, for the fiscal year ended December 31, 1999, the compensation earned by:

•	our Chief Executive Officer, President and Chairman of the Board; and

•	the four other most highly compensated executive officers who received annual compensation in excess of $100,000.

             We refer to these officers collectively as our Named Executive Officers.

              In accordance with the rules of the Securities and Exchange Commission, the compensation set forth in the table below does not include medical, group life or other benefits which are available to all of our salaried employees, and perquisites and other benefits, securities or property which do not exceed the lesser of $50,000 or 10% of the person’s salary and bonus shown in the table. In the table below, columns required by the regulations of the Securities and Exchange Commission have been omitted where no information was required to be disclosed under those columns.

Summary Compensation Table

	Annual Compensation			Long-term Compensation Awards
	Salary		Bonus	Shares of Common Stock Underlying Options
Peter W. Bell Chief Executive Officer, President and Chairman of the Board	$175,000		—	—
William D. Miller Executive Vice President and Chief Technical Officer	175,000		—	—
Paul C. Flanagan Executive Vice President of Finance, Administration and Corporate Development and Chief Financial Officer	114,231	(1)	$80,000	700,000
John C. Clavin Executive Vice President of Operations	66,667	(2)	52,500	500,000
Jeffrey W. Murphy Senior Vice President, Sales Operations	63,718	(3)	90,000	700,000

(1)	Mr. Flanagan joined StorageNetworks in March, 1999.
(2)	Mr. Clavin joined StorageNetworks in August, 1999.
(3)	Mr. Murphy joined StorageNetworks in September, 1999.

Stock Options

             The following table contains information concerning the grant of options to purchase shares of our common stock to each of the Named Executive Officers during the fiscal year ended December 31, 1999. These options were granted under our Amended and Restated 1998 Stock Incentive Plan. Options granted under the 1998 Plan to employees vest over a four-year period with 25% vesting at the first anniversary date of the vesting start date and the remaining shares vesting in quarterly installments over the next three years. The options granted to the Named Executive Officers also provide for acceleration of vesting upon the occurrence of certain events, as described under “Agreements with Executive Officers.” Percentages are based on options to purchase an aggregate of 9,664,000 shares granted in 1999.

             Potential realizable values are net of exercise price, but before taxes associated with exercise. Amounts represent hypothetical gains that could be achieved for the options if exercised at the end of the option term. The assumed 5% and 10% rates of stock price appreciation are based on the exercise price of the options and are provided in accordance with the rules of the Commission. They do not represent our estimate or projection of the future common stock price.

Option Grants in Last Fiscal Year

	Number of Securities Underlying Options Granted	Percent of Total Options Granted To Employees in Fiscal Year	Exercise Price ($/Share)	Expiration Date	Potential Realizable Value at Assumed Annual Rates of Stock Appreciation for Option Term
					5%	10%
Peter W. Bell	—	—	—	—	—	—
William D. Miller	—	—	—	—	—	—
Paul C. Flanagan	500,000	5.2%	$.05	04/28/09	$ 15,722	$ 39,844
	200,000	2.0	.50	11/04/09	62,889	159,374
John C. Clavin	500,000	5.2	.25	08/04/09	78,612	199,218
Jeffrey W. Murphy	700,000	7.2	.25	09/15/09	110,057	278,905

Fiscal Year-End Option Values

             The following table sets forth information for each of the Named Executive Officers with respect to the value of options outstanding as of December 31, 1999. The value of unexercised in-the-money options represents the positive spread between the exercise price of the stock options and the deemed fair market value of our common stock as of December 31, 1999, which our board of directors determined was $3.00 per share.

Aggregated Year-End Option Table

	Number of Securities Underlying Unexercised Options at December 31, 1999		Value of Unexercised In-The-Money Options at December 31, 1999
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
Peter W. Bell	0	0	0	0
William D. Miller	0	0	0	0
Paul C. Flanagan	0	700,000	0	$1,975,000
John C. Clavin	0	500,000	0	1,375,000
Jeffrey W. Murphy	0	700,000	0	1,925,000

Agreements with Executive Officers

             In March, 1999 we entered into an Employment Agreement with Paul C. Flanagan. The Employment Agreement provides for an annual base salary of $150,000 and bonus compensation targeted at $45,000 per year if we achieve certain annual operating plan targets. If Mr. Flanagan’s employment is terminated without cause within one year subsequent to a change in control, he will continue to receive his base salary as a severance payment until the earlier of 180 days after termination of employment or his commencement of employment with another party. He will also receive a lump sum payment of the portion of his expected annual bonus, prorated for the portion of the calendar year he was employed prior to termination.

             In July, 1999 we entered into an Employment Agreement and Severance Agreement with John C. Clavin. The Employment Agreement provides for an annual base salary of $160,000 and bonus compensation of up to $90,000 per year if we and Mr. Clavin achieve certain objectives. The base salary after the first year cannot be reduced below $160,000 without Mr. Clavin’s written agreement. The Severance Agreement provides that if Mr. Clavin’s employment is terminated prior to July 9, 2003 without cause or if Mr. Clavin terminates his employment for good reason, Mr. Clavin will receive severance payments and partial acceleration of vesting of his stock option for the purchase of 500,000 shares of common stock. The severance payment will be 12 months’ salary if he is terminated during the first year, nine months’ salary if during the second year, six months’ salary if during the third year and three months’ salary if during the fourth year, and the option vesting will decline from 10% of any unvested portion to 2.5%. The amount of severance and accelerated vesting for years two through four may be increased to 12 months’ salary and 10% vesting if there has been a significant change in our management at the time of such termination.

             We have a Severance Agreement with Jeffrey W. Murphy, Senior Vice President of Sales, which provides for severance payments equal to six months’ salary continuation if his employment is terminated without cause prior to the first anniversary of his employment. Such payments would cease upon Mr. Murphy’s obtaining new employment or providing consulting services on a full-time basis. In addition, the vesting of Mr. Murphy’s stock option for the purchase of 700,000 shares of common stock would accelerate as to 175,000 shares.

             The stock options for the purchase of 700,000 shares of common stock held by Mr. Flanagan and for 500,000 shares of common stock held by Mr. Clavin become exercisable over a four-year period from the date of grant; but upon a merger, consolidation or sale of substantially all of our assets, any then unvested portion of such options becomes immediately exercisable. In addition, the stock option agreement with Mr. Flanagan covering options for 500,000 shares of common stock provides that if Mr. Flanagan is terminated without cause prior to full vesting and there has been a significant change in our management at the time of such termination, any then unvested portion of such options becomes immediately exercisable.

             The stock options for the purchase of 700,000 shares of common stock held by Mr. Murphy and for 540,000 shares of common stock held by Michael G. Tardif, Senior Vice President of Technology and Engineering, become exercisable over a four-year period from the date of grant; but if, within 12 months of a merger, consolidation or sale of substantially all of our assets such officer’s employment is terminated without cause or such officer terminates his employment for good reason (defined to include a reduction in responsibilities, salary, bonus or benefits, or, in the case of Mr. Murphy, a relocation), such options immediately become exercisable as if such officer had continued to be employed for an additional two years following such termination. In addition, the stock option agreement with Mr. Tardif provides that if he is terminated without cause or if he terminates his employment for good reason prior to January 12, 2001, his option shall become exercisable as to 25% of the shares as of the date of such termination.

Benefit Plans

             Amended and Restated 1998 Stock Incentive Plan.    The Amended and Restated 1998 Stock Incentive Plan was adopted by our board of directors and approved by our stockholders in November 1998. Up to 10,920,000 shares of common stock are issuable under the 1998 plan. The 1998 plan provides for the grant of incentive stock options, nonstatutory options, restricted stock awards and other stock-based awards. Our employees, consultants, advisors, directors and officers are eligible to receive awards under the 1998 plan. Under present law, only employees are eligible to receive incentive stock options. As of April 30, 2000, options to purchase an aggregate of 9,529,250 shares of common stock were outstanding under the 1998 plan. No restricted stock has been granted under the plan.

             The 1998 plan is administered by the board of directors. The board of directors with the assistance of management selects the recipients of awards and determines the:

•	number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	exercise price of options;

•	duration of options; and

•
number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such award, including the conditions for repurchase, issue, price and repurchase price.

             In the event of a merger or other acquisition event, our board of directors will provide for outstanding awards to be assumed or substituted for by the acquiror. If the acquiror does not assume or substitute for outstanding awards, our board of directors shall provide that all unexercised options will become exercisable in full prior to the completion of the event and terminate upon completion of the event.

             2000 Stock Plan.    Our 2000 Stock Plan was adopted by our board of directors and approved by our stockholders in March, 2000. 12,000,000 shares of common stock are reserved for issuance under the 2000 Stock Plan. In addition, there will be an annual increase of shares available for awards under the 2000 plan beginning on March 1, 2001 of the lesser of:

•	3,000,000 shares;

•	4% of the outstanding shares on the date of the increase; or

•	a lesser amount determined by the board.

             The 2000 plan provides for the grant of incentive stock options intended to qualify under Section 422 of the Internal Revenue Code, non-qualified stock options, restricted stock awards and other stock-based awards.

             Our officers, employees, directors, consultants and advisors and those of our subsidiaries are eligible to receive awards under the 2000 plan. Under present law, however, incentive stock options may only be granted to employees. No participant may receive any award for more than 1,000,000 shares in any calendar year.

             Optionees receive the right to purchase a specified number of shares of common stock at a specified option price and subject to such other terms and conditions as are specified in connection with the option grant. We may grant options at an exercise price less than, equal to or greater than the fair market value of our common stock on the date of grant. Under present law, incentive stock options and options intended to qualify as performance-based compensation under Section 162(m) of the Internal Revenue Code may not be granted at an exercise price less than the fair market value of the common stock on the date of grant or less than 110% of the fair market value in the case of incentive stock options granted to optionees holding more than 10% of the voting power of the company. The 2000 plan permits our board of directors to determine how optionees may pay the exercise price of their options, including by cash, check or in connection with a “cashless exercise” through a broker, by surrender to us of shares of common stock, by delivery to us of a promissory note, or by any combination of the permitted forms of payment.

             Our board of directors administers the 2000 plan. Our board of directors has the authority to adopt, amend and repeal the administrative rules, guidelines and practices relating to the plan and to interpret its provisions. It may delegate authority under the 2000 plan to one or more of our executive officers. Our board of directors may authorize the compensation committee or another committee appointed by the board to administer the 2000 plan, including the granting of options to our executive officers. Subject to any applicable limitations contained in the 2000 plan, our board of directors, our compensation committee or any other committee or executive officer to whom our board of directors delegates authority, as the case may be, selects the recipients of awards and determines the:

•	number of shares of common stock covered by options and the dates upon which such options become exercisable;

•	exercise price of options;

•	duration of options; and

•
number of shares of common stock subject to any restricted stock or other stock-based awards and the terms and conditions of such awards, including the conditions for repurchase, issue price and repurchase price.

             No award may be granted under the 2000 plan after the tenth anniversary of the effective date, but the vesting and effectiveness of awards previously granted may extend beyond that date. Our board of directors may at any time amend, suspend or terminate the 2000 plan, except that no award granted after an amendment of the 2000 plan and designated as subject to Section 162(m) of the Internal Revenue Code by our board of directors shall become exercisable, realizable or vested, to the extent such amendment was required to grant such award, unless and until such amendment is approved by our stockholders.

             2000 Employee Stock Purchase Plan.    Our 2000 Employee Stock Purchase Plan was adopted by our board of directors and approved by our stockholders in March 2000. The purchase plan authorizes the issuance of up to a total of 1,000,000 shares of our common stock to participating employees. On March 1 of each year, commencing with March 1, 2001, the aggregate number of shares available for purchase under the plan is automatically increased by the number of shares necessary to cause the number of shares then available for purchase to be restored to 1,000,000, subject to a maximum of 10,000,000 shares over the life of the plan.

             All of our employees, including directors who are employees, and all employees of any participating subsidiaries:

•	whose customary employment is more than 20 hours per week for more than five months in a calendar year,

•	whose customary employment is at least five months in any calendar year, and

•	who hold less than five percent of the total combined voting power of the Company are eligible to participate in the purchase plan. As of December 31, 1999, approximately 275 of our employees would have been eligible to participate in the purchase plan.

             On the first day of an offering period, we will grant to each eligible employee who has elected to participate in the purchase plan an option to purchase shares of common stock. The employee may authorize an amount to be deducted from such employee’s base pay during the offering period, such amount to be up to 10% of the employee’s base pay or such lesser amount as shall be determined by the board. On the last day of the offering period, the employee is deemed to have exercised the option, at the option exercise price, to the extent of accumulated payroll deductions. Under the terms of the purchase plan, the option exercise price is an amount equal to 85% of the closing price per share of the common stock on either the first day or the last day of the offering period, whichever is lower. The first offering period under the purchase plan is expected to commence on November 1, 2000. Each offering period is expected to be six months.

              An employee who is not a participant on the last day of the offering period, as a result of voluntary withdrawal or termination of employment or for any reason, is not entitled to exercise any option, and the employee’s accumulated payroll deductions will be refunded. However, upon termination of employment because of death, the employee’s beneficiary has certain rights to elect to exercise the option to purchase the shares that the accumulated payroll deductions in the participant’s account would purchase at the date of death.

             Because participation in the purchase plan is voluntary, we cannot now determine the number of shares of our common stock to be purchased by any of our current executive officers, by all of our current executive officers as a group, or by our non-executive employees as a group.

             2000 Non-Employee Director Option Plan.    Our 2000 Non-Employee Director Option Plan was adopted by our board of directors and approved by our stockholders in March 2000. This option plan authorizes the issuance of up to a total of 400,000 shares of our common stock to participating directors who are not also employees or officers of StorageNetworks. On March 1 of each year, commencing with March 1, 2001, the aggregate number of shares available for the grant of options under the plan is automatically increased by the number of shares necessary to cause the total number of shares then available for grant to be 400,000.

             Each director who is not also an employee or officer shall be automatically granted an option to purchase 25,000 shares of common stock on the date the person is first elected to the board.

             In addition, each non-employee director will be automatically granted an option to purchase 10,000 shares immediately following each annual meeting of stockholders. The option exercise price per share for all options granted under the option plan will be equal to the fair market value of our common stock on the date of grant. Under the plan, options are fully exercisable on the date of grant. Stock issued upon exercise of options is subject to repurchase by the Company prior to completion of the applicable vesting period. The term of each option is 10 years from the date of grant. Our board of directors has discretion to establish the terms of options granted under the plan. No options to purchase shares have been granted to date under the director plan.

RELATED PARTY TRANSACTIONS

Preferred Stock Issuances

             Series A Preferred Stock.    In December, 1998 and January, 1999, we sold an aggregate of 5,000,000 shares of Series A convertible preferred stock at a price of $2.00 per share, for an aggregate offering price of $10,000,000. In this private placement, we sold 2,500,000 shares to Roger M. Marino, who is one of our directors and a holder of more than five percent of our outstanding common stock, 1,000,000 shares to Greylock IX Limited Partnership, which is the beneficial owner of more than five percent of our outstanding common stock, 1,000,000 shares to entities affiliated with Sigma Partners, which, in the aggregate, own more than five percent of our outstanding common stock, and the remaining 500,000 shares to eleven individual accredited investors. Upon the closing of this offering, each share of Series A convertible preferred stock will automatically convert into four shares of common stock. Based on the initial offering price of $27.00 per share of common stock, these 5,000,000 shares of Series A convertible preferred stock will convert into 20,000,000 shares of common stock worth an aggregate of $540,000,000.

             Series B Preferred Stock.    In July, 1999, we issued 10,162,596 shares of Series B convertible preferred stock at a price of $4.92 a share, for an aggregate offering price of approximately $50,000,000. In this private placement, among sales to other investors including Greylock IX Limited Partnership and affiliates of Sigma Partners, each of which are beneficial owners of more than five percent of our outstanding common stock, we sold 5,081,298 shares to entities affiliated with Goldman, Sachs & Co., who, in the aggregate, beneficially own more than five percent of our outstanding common stock, 2,032,520 shares to PH Ventures II, LLC, which, with its affiliates, beneficially owns more than five percent of our outstanding common stock, 203,252 shares to William T. Schleyer, one of our directors, and 21,341 shares to certain members of the immediate family of Peter W. Bell, our President, Chief Executive Officer and Chairman of our Board of Directors. Upon the closing of this offering, each share of Series B convertible preferred stock will automatically convert into two shares of common stock. Based on the initial offering price of $27.00 per share of common stock, these 10,162,596 shares of Series B convertible preferred stock will convert into 20,325,192 shares of common stock worth an aggregate of $548,780,184.

             Series C Preferred Stock.    In January, 2000, we sold an aggregate of 6,012,843 shares of Series C convertible preferred stock at a price of $17.13 per share, for an aggregate offering price of approximately $103,000,000. In this private placement, in addition to sales to individual accredited investors, we sold 2,626,970 shares to GC Dev. Co., Inc. and 2,626,970 shares to Dell USA L.P., each of which is a beneficial owner of more than five percent of our outstanding common stock. Upon the closing of this offering, each share of Series C convertible preferred stock will automatically convert into two shares of common stock. Based on the initial offering price of $27.00 per share of common stock, these 6,012,843 shares of Series C convertible preferred stock will convert into 12,025,686 shares of common stock worth an aggregate of $324,693,522.

             In January, 2000, simultaneous with the closing of our sale of Series C preferred stock, Messrs. Bell and Miller (and an entity related to Mr. Miller) each sold 2,335,086 shares of common stock to a group of existing holders of Series A and Series B preferred stock at a price of $8.56 per share for total proceeds of $20,000,000 each.

             Series D Preferred Stock.    In February, 2000 we sold an aggregate of 1,758,240 shares of Series D convertible preferred stock at a price of $22.75 per share, for an aggregate offering price of approximately $40,000,000. All of the shares sold in this private placement were sold to institutional investors, all of whom are vendors of storage hardware and software. Upon the closing of this offering, each share of Series D convertible preferred stock will convert into approximately one share of common stock. Based on the initial offering price of $27.00 per share of common stock, each share of Series D convertible preferred stock will convert into approximately 1,758,240 shares of common stock worth an aggregate of approximately $47,472,480.

             Stockholder Agreement.    In connection with our sales of Series A, B, C and D convertible preferred stock, we entered into a stockholder rights agreement pursuant to which holders of Series A, B, C and D convertible preferred stock and common stock are entitled to registration rights with respect to their preferred and common shares.

             All of our current directors were designated by the holders of our preferred and common stock. Of these directors, Robert E. Davoli is affiliated with Sigma Partners, Randall A. Blumenthal is affiliated with Goldman, Sachs & Co., Thomas J. Casey is affiliated with GC Dev. Co., Inc., and Michael D. Lambert is affiliated with Dell USA, L.P.

Common Stock Issuances

             In October, 1998, we sold an aggregate of 24,400,000 shares of common stock at a price of approximately $.003 per share, as adjusted for subsequent stock splits, for an aggregate offering price of $76,250 as follows: 8,000,000 shares to Peter W. Bell, our President, Chief Executive Officer, Chairman of the Board, and beneficial owner of more than five percent of our outstanding common stock, 8,000,000 shares to William D. Miller, our Executive Vice President, Chief Technical Officer, Director and beneficial owner of more than five percent of our outstanding common stock, 8,000,000 shares to Harold R. Dixon, a member of our board of directors and the beneficial owner of more than five percent of our outstanding common stock, and 400,000 shares to Stephen J. Gaal, a member of our board of directors. Based on the initial offering price of $27 per share of common stock, the 24,400,000 shares of common stock that we sold in October, 1998 would be worth an aggregate of $658,800,000.

Other Transactions with Stockholders and Related Parties

             We are a party to a joint marketing and services agreement with GlobalCenter, Inc., an affiliate of one of our five percent stockholders, GC Dev. Co., Inc. Under the terms of this agreement, GlobalCenter markets our data storage services under a co-branded name to its customers and we pay to GlobalCenter a share of the monthly revenues generated by this agreement. During 1999, this agreement did not generate any revenues.

             In January, 2000, we entered into a fiber network and colocation services agreement with Global Crossing USA Inc., an affiliate of one of our five percent stockholders, GC Dev. Co., Inc., in which we have agreed, in certain circumstances, to use long-distance fiber optic connections and related services and colocation facilities provided by Global Crossing USA Inc.

             In June, 1999, we entered into a master lease agreement with Dell Financial Services L.P., an affiliate of one of our five percent stockholders, Dell USA L.P., under which we may lease certain equipment from Dell Financial Services L.P. As of March 31, 2000, we have leased approximately $512,000 worth of equipment pursuant to this master lease agreement. During 1999 we purchased approximately $1,000,000 of computers and related equipment from Dell Computer Corp., an affiliate of Dell USA L.P.

             In May, 2000, we entered into an agreement for professional services with Dell Marketing L.P., an affiliate of one of our five percent stockholders, Dell USA L.P., under which Dell Marketing L.P. may engage us to perform professional services for Dell Marketing L.P. or for customers of Dell.

             All transactions to date between us and our officers, directors, principal stockholders and their affiliates were entered into on terms no less favorable to us than could have been obtained from unaffiliated third parties. All future transactions, including loans between us and our officers, directors, principal stockholders and their affiliates will be approved by a majority of the board of directors, including a majority of the independent and disinterested directors on the board of directors, and will be on terms no less favorable to us than could be obtained from unaffiliated third parties.

PRINCIPAL STOCKHOLDERS

             The following table sets forth certain information regarding the beneficial ownership of our common stock as of April 30, 2000, by:

•	each person we know to own beneficially more than 5% of our common stock;

•	each of our directors and the Named Executive Officers; and

•	all of our directors and executive officers as a group.

             The number of shares of common stock deemed outstanding prior to this offering includes 79,527,118 shares of common stock outstanding as of April 30, 2000, after giving effect to the conversion of all shares of redeemable convertible preferred stock into common stock. The number of shares of common stock deemed outstanding after this offering also includes the 9,000,000 shares that are being offered for sale by us in the offering. Beneficial ownership is determined in accordance with the rules of the Commission and includes voting or investment power with respect to shares. Shares issuable upon the exercise of options that are currently exercisable or will become exercisable within 60 days of April 30, 2000 are considered outstanding for the purposes of computing the percentage ownership of the person holding such option but are not considered outstanding for purposes of computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. Unless otherwise indicated, the address of each person owning more than 5% of the outstanding shares of common stock is c/o StorageNetworks, Inc., 100 Fifth Avenue, Waltham, Massachusetts 02451.

		Percentage of Common Stock Outstanding
Name and Address of Beneficial Owner	Number of Shares Beneficially Owned	Before Offering	After Offering
Entities affiliated with The Goldman Sachs Group, Inc. (1)	11,465,888	14.42%	12.95%
85 Broad Street
New York, NY 10004
Roger M. Marino (2)	11,307,444	14.22	12.77
Harold R. Dixon (3)(4)	8,025,000	10.09	9.07
Greylock IX Limited Partnership	6,420,900	8.07	7.25
One Federal Street Boston, MA 02110
Entities affiliated with Sigma Partners (5)	6,420,900	8.07	7.25
20 Custom House Street Suite 830 Boston, MA 02110
Peter W. Bell (6)	5,664,914	7.12	6.40
William D. Miller (7)	5,664,914	7.12	6.40
GC Dev. Co., Inc.	5,253,940	6.61	5.93
1209 Orange Street
Wilmington, DE 19801
Dell USA L.P. (8)	5,278,940	6.64	5.96
c/o Dell Computer Corporation
One Dell Way
Round Rock, TX 78687
Entities affiliated with PH Ventures II, LLC (9)	4,586,358	5.77	5.18
The Pilot House
Lewis Wharf
Boston, MA 02110
Randall Blumenthal (1)(3)	11,490,888	14.44	12.97
c/o Goldman, Sachs & Co. 2765 Sand Hill Road
Menlo Park, CA 94025
Robert E. Davoli (5)	6,445,900	8.11	7.28
c/o Sigma Partners
20 Custom House Street
Suite 830
Boston, MA 02110
Thomas J. Casey (10)	5,278,940	6.64	5.96
360 N. Crescent Drive
Beverly Hills, CA 90210
Michael D. Lambert (11)	5,278,940	6.64	5.96
c/o Dell Computer Corporation
One Dell Way
Round Rock, TX 78687
William T. Schleyer (12)	683,636	*	*
Stephen J. Gaal	476,298	*	*
Paul C. Flanagan	125,000	*	*
John C. Clavin	—	*	*
Barry L. Kallander	—	*	*
Jeffrey W. Murphy	—	*	*
Michael G. Tardif	—	*	*
All executive officers and directors as a group (15 persons) (13)	60,441,874	75.93	68.22

*	Less than 1% of the outstanding common stock

(1)
Includes 8,332,028 shares held by GS Capital Partners III, L.P., 2,290,574 shares held by GS Capital Partners III Offshore, L.P., 384,650 shares held by Goldman, Sachs & Co. Verwaltungs GmbH and 458,636 shares held by Stone Street Fund 1999, L.P. (collectively, the “Limited Partnerships”). Goldman, Sachs & Co. (“GS”) is an indirect wholly-owned subsidiary of The Goldman Sachs Group, Inc. (“GSG”). GSG and GS may be deemed to own beneficially and indirectly in the aggregate 11,465,888 shares held by the Limited Partnerships of which affiliates of GS and GSG are the general partner, managing general partner or managing partner. GS is the investment manager of one or more of the Limited Partnerships. Mr. Blumenthal is a Managing Director of GS. Mr. Blumenthal, GS and GSG each disclaim beneficial ownership of such shares, except to the extent of their pecuniary interest therein. The Limited Partnerships plan to enter into a voting trust agreement with an independent, unaffiliated trust company, pursuant to which the Limited Partnerships will deposit all of their shares of common stock into a voting trust. Generally the voting trustee will vote such shares with the majority of votes cast or, in certain circumstances, in proportion to the votes cast or abstained from voting. Under the voting trust agreement, (i) the Limited Partnerships will have the power to dispose or to direct the disposition of their shares and (ii) each Limited Partnership will have the right to receive all dividends paid on their shares.

(2)
Includes 1,579,542 shares held by Grampek Limited Partnership and 250,000 shares held by LAULIN Limited Partnership, each of which Mr. Marino is general partner. Mr. Marino disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(3)	Includes 25,000 shares subject to an option that is exercisable as of April 30, 2000.
(4)	Includes 7,500,000 shares held by the Dixon Family Limited Partnership, of which Mr. Dixon is general partner.
(5)
Includes 4,261,042 shares held by Sigma Partners, IV, L.P., 1,281,884 shares held by Sigma Associates IV, L.P., 148,130 shares held by Sigma Investors IV, L.P., 576,578 shares held by Sigma Partners V, L.P., 133,950 shares held by Sigma Associates V, L.P., 19,316 shares held by Sigma Investors V, L.P. Mr. Davoli is a partner of Sigma Partners, an affiliated entity of these limited partnerships. Mr. Davoli disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(6)
All such shares are held by the PWB Limited Partnership, of which Mr. Bell is general partner. Mr. Bell disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(7)
Includes 2,443,276 shares held by MAWAM LLP, of which Mr. Miller is general partner and 71,142 shares held by MAWAM Perpetual Family Trust. Mr. Miller disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(8)	Includes 25,000 shares subject to an option held by an affiliated entity that is exercisable as of April 30, 2000.
(9)	Includes 521,318 shares held by PH Ventures VIII, LLC, an affiliated entity.
(10)
Includes 5,253,940 shares held by G.C. Dev. Co., Inc. and 25,000 shares held by Mr. Casey. Mr. Casey is the Vice Chairman and Managing Director of Global Crossing Telecommunications Ltd., an affiliate of G.C. Dev. Co., Inc. Mr. Casey disclaims beneficial ownership with respect to such shares, except to the extent of his pecuniary interest therein, if any.

(11)
Includes 5,253,940 shares and an option exercisable within 60 days of April 30, 2000 to purchase 25,000 shares held by Dell U.S.A. L.P. Mr. Lambert is Senior Vice President of the Enterprise Systems Group of Dell Computer Corporation, an affiliate of Dell U.S.A. L.P. Mr. Lambert disclaims beneficial ownership of such shares, except to the extent of his pecuniary interest therein, if any.

(12)
Includes 30,000 shares held by The Grey Dog Trust, with which Mr. Schleyer is affiliated.
Mr. Schleyer disclaims beneficial ownership with respect to the shares held by The Grey Dog Trust, except to the extent of his pecuniary interest therein, if any.

(13)	Includes 75,000 shares subject to vested options or options exercisable within 60 days of April 30, 2000.

DESCRIPTION OF CAPITAL STOCK

             After this offering, the authorized capital stock of StorageNetworks will consist of 600,000,000 shares of common stock, $.01 par value per share, and 5,000,000 shares of preferred stock, $.01 par value per share. As of April 30, 2000, there were outstanding:

•	79,527,118 shares of common stock held by 124 stockholders of record, assuming the conversion into common stock of all outstanding shares of convertible preferred stock,

•	warrants to purchase shares of convertible preferred stock which convert into warrants to purchase 1,070,164 shares of common stock, and

•	options to purchase an aggregate of 9,529,250 shares of common stock.

             Based upon the number of shares outstanding as of that date, and giving effect to the issuance of the shares of common stock offered by StorageNetworks in this offering, there will be 88,527,118 shares of common stock outstanding upon the closing of this offering.

             The following summary of provisions of our securities, various provisions of our amended and restated certificate of incorporation and our amended and restated by-laws and provisions of applicable law is not intended to be complete and is qualified by reference to the provisions of applicable law and to our amended and restated certificate of incorporation and amended and restated by-laws included as exhibits to the Registration Statement of which this prospectus is a part.

Common Stock

             Holders of common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Accordingly, holders of a majority of the shares of common stock entitled to vote in any election of directors may elect all of the directors standing for election. Holders of common stock are entitled to receive proportionately any dividends declared by the board of directors, subject to any preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of StorageNetworks, the holders of common stock are entitled to receive ratably the net assets of StorageNetworks available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. Holders of common stock have no preemptive, subscription, redemption or conversion rights. The rights, preferences and privileges of holders of common stock are subject to the rights of the holders of shares of any series of preferred stock which StorageNetworks may designate and issue in the future. Certain holders of common stock have the right to require StorageNetworks to register their shares of common stock under the Securities Act in certain circumstances.

Preferred Stock

             Under the terms of our amended and restated certificate of incorporation to be filed as of the closing of this offering, the board of directors is authorized to issue shares of preferred stock in one or more series without stockholder approval. The board has discretion to determine the rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences of each series of preferred stock.

             The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote or specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could make it more difficult for a third party to acquire, or could discourage a third party from acquiring, a majority of the outstanding voting stock of StorageNetworks. StorageNetworks has no present plans to issue any shares of preferred stock.

Warrants and Stock Options

             Upon the closing of the offering, based on warrants outstanding as of April 30, 2000, there will be warrants outstanding to purchase 260,164 shares of common stock at a per share exercise price of $2.46 and 810,000 shares of common stock at a per share exercise price of $22.75. These warrants are held by equipment leasing and financial services companies and three of our customers. As of April 30, 2000, 9,529,250 shares were issuable pursuant to stock option grants under our 1998 Stock Incentive Plan, at a weighted-average per share exercise price of $2.37.

Delaware Law and Certain Charter and By-Law Provisions; Anti-Takeover Effects

             StorageNetworks is subject to the provisions of Section 203 of the General Corporation Law of Delaware. In general, the statute prohibits a publicly held Delaware corporation from engaging in a “business combination” with an “interested stockholder” for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A “business combination” includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an “interested stockholder” is a person who, together with affiliates and associates, owns, or within three years did own, 15% or more of the corporation’s voting stock.

             Our certificate of incorporation and our by-laws to be effective on the closing of this offering divide our board of directors into three classes, as nearly equal in size as possible, with staggered three-year terms, and provide that:

•	directors may be removed only for cause by the affirmative vote of the holders of at least 66 [2] /3% of the shares of our capital stock entitled to vote; and

•	any vacancy on the board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office.

This classification of the board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, StorageNetworks.

             Our certificate of incorporation and our by-laws also provide that:

•
any action required or permitted to be taken by the stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting; and

•	special meetings of the stockholders may only be called by the Chairman of the Board of directors, the President, or by the board of directors.

             Our amended and restated by-laws provide that, in order for any matter to be considered “properly brought” before a meeting, a stockholder must comply with requirements regarding advance notice to us. These provisions could delay until the next stockholders’ meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such a person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders meeting, and not by written consent.

              Delaware’s corporation law provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation or by-laws, unless a corporation’s certificate of incorporation or by-laws requires a greater percentage. Our certificate of incorporation requires the affirmative vote of the holders of at least 66 2 /3% of the shares of our capital stock entitled to vote in order to amend or repeal any of the foregoing provisions of our amended and restated certificate of incorporation. Generally our by-laws may be amended or repealed by a majority vote of the board of directors or the holders of a majority of the shares of our capital stock issued and outstanding and entitled to vote. To amend our by-laws regarding special meetings of stockholders, written actions of stockholders in lieu of a meeting, and the election, removal and classification of members of the board of directors requires the affirmative vote of the holders of at least 66 2 /3% of the shares of our capital stock entitled to vote. The stockholder vote would be in addition to any separate class vote that might in the future be required pursuant to the terms of any series of preferred stock that might be outstanding at the time any such amendments are submitted to stockholders.

Limitation of Liability and Indemnification

             Our certificate of incorporation provides that our directors and officers shall be indemnified by us to the fullest extent authorized by Delaware law. This indemnification would cover all expenses and liabilities reasonably incurred in connection with their services for or on behalf of us. In addition, our certificate of incorporation provides that our directors will not be personally liable for monetary damages to us for breaches of their fiduciary duty as directors, unless they violated their duty of loyalty to us or our stockholders, acted in bad faith, knowingly or intentionally violated the law, authorized illegal dividends or redemptions or derived an improper personal benefit from their action as directors.

Transfer Agent and Registrar

             The transfer agent and registrar for the common stock is American Stock Transfer & Trust Company.

SHARES ELIGIBLE FOR FUTURE SALE

             Prior to this offering there has been no market for our common stock. Based on shares outstanding as of April 30, 2000, after we complete this offering, we will have 88,527,118 shares of common stock outstanding, assuming no exercise of outstanding options or warrants. Of these shares, the 9,000,000 shares to be sold in this offering, plus any shares issued upon exercise of the underwriters’ over-allotment option, will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended, except that any shares purchased by our affiliates, as that term is defined in Rule 144 under the Securities Act, may generally only be sold in compliance with the limitations of Rule 144 described below. In general, affiliates include officers, directors and 10% stockholders.

             The remaining 79,527,118 shares of common stock are “restricted securities” within the meaning of Rule 144. They are held by existing stockholders and were issued and sold by us in reliance on exemptions from the registration requirements of the Securities Act. Restricted securities may be sold in the public market only if registered or if they qualify for an exemption from registration under Rule 144 or Rule 701 under the Securities Act, which are summarized below. Substantially all of these restricted shares will be subject to the “lock-up” agreements described below on the effective date of this offering. Upon expiration of the lock-up agreements, 65,743,192 shares will become eligible for sale in the public market subject to the limitations of either Rule 144 or Rule 701. In addition, holders of stock options could exercise options and sell the shares issued upon exercise as described below under “Stock Options”.

Sales of Restricted Shares

Days After Date of this Prospectus	Approximate Shares Eligible for Future Sale	Comment
On effectiveness	9,000,000	Freely tradable sold in offering

180 days after the date of this Prospectus	65,743,192	Shares salable upon expiration of lock-up period, subject to restrictions under Rule 144 or 701 that are applicable to our affiliates

More than 180 days after the date of this Prospectus	13,783,926	Shares salable subject to restrictions of Rule 144, 144(k) or 701

             The foregoing table takes into account the lock-up agreements described below, and assumes that Goldman, Sachs & Co. does not release any stockholders from these agreements.

             In general, under Rule 144, a person, including an affiliate, who has beneficially owned shares for at least one year is entitled to sell, within any three-month period, a number of such shares that does not exceed the greater of:

•	one percent of the then outstanding shares of common stock, approximately 885,660 shares immediately after this offering, or

•	the average weekly trading volume of the common stock in the over-the-counter market during the four calendar weeks preceding the date on which notice of such sale is filed.

Sales under Rule 144 are also subject to requirements concerning availability of public information, manner of sale and notice of sale. In addition, our affiliates must comply with the restrictions and requirements of Rule 144, other than the one-year holding period requirement, to sell shares of common stock that are not restricted securities.

              Under Rule 144(k), a person who is not deemed to be an affiliate of ours and has not been an affiliate at any time during the three months prior to the sale, and who has beneficially owned shares for at least two years, may resell such shares without compliance with the foregoing requirements. In meeting the one- and two-year holding periods described above, a holder of shares can include the holding periods of a prior owner who was not an affiliate. The one- and two-year holding periods described above do not begin to run until the full purchase price or other consideration is paid by the person acquiring the shares from the issuer or an affiliate.

             Rule 701 provides that currently outstanding shares of common stock acquired under our employee compensation plans, and shares of common stock acquired upon exercise of presently outstanding options granted under these plans, may be resold beginning 90 days after the date of this prospectus:

•	by persons, other than affiliates, subject only to the manner-of-sale provisions of Rule 144, and

•	by affiliates under Rule 144 without compliance with its one-year minimum holding period, subject to the limitations described above in the discussion of Rule 144.

Stock Options

             At April 30, 2000, approximately 144,657 shares of common stock were issuable pursuant to exercisable options granted under our 1998 Stock Incentive Plan. All of these shares are subject to lock-up agreements.

             We intend to file registration statements on Form S-8 under the Securities Act as soon as practicable following the date of this prospectus, to register up to 24,320,000 shares of common stock issuable under our stock plans, including the 9,529,250 shares of common stock subject to outstanding options as of April 30, 2000. These registration statements are expected to become effective upon filing. Shares issued upon the exercise of stock options after the effective dates of the Form S-8 registration statements will be eligible for resale in the public market without restriction, subject to Rule 144 limitations applicable to affiliates.

Warrants

             Based on warrants outstanding at April 30, 2000, upon the closing of this offering, there will be warrants outstanding to purchase 260,164 shares of common stock at a per share exercise price of approximately $2.46 per share. 97,562 of these shares will be eligible for resale in the public market on October 27, 2000 and 162,602 of these shares will be eligible for resale in the public market on October 29, 2000, subject to the requirements of Rule 144. Upon the closing of this offering there will also be warrants outstanding to purchase 810,000 shares of common stock at a per share exercise price of approximately $22.75, which will be eligible for resale in the public market on February 28, 2001, subject to the requirements of Rule 144. The exercise price for all of these warrants may be paid in cash or in shares of common stock issuable upon exercise of such warrants, valued at the fair market value of the common stock on the date of exercise.

Lock-Up Agreements

             As of April 30, 2000, all officers and directors and certain stockholders holding an aggregate of approximately 79,327,118 shares of StorageNetworks’ common stock have agreed, subject to specified exceptions, not to offer, pledge, sell, contract to sell or grant any option to purchase, or otherwise transfer or dispose of, directly or indirectly our common stock or any securities convertible into or exercisable for our common stock for a period of 180 days after the date of this prospectus, without the prior written consent of Goldman, Sachs & Co. Goldman Sachs may, in its discretion, release the restrictions contained in the lock-up agreement. Goldman Sachs has no pre-established conditions to waiving the terms of the lock-up agreements and any decision by it to waive such conditions would depend on a number of factors, including market conditions, the performance of our common stock in the market and our financial condition at that time. Goldman Sachs has consented to release up to 235,302 of the shares subject to the lock-up agreements of Mr. Miller and an entity affiliated with Mr. Miller, in order for Mr. Miller and this affiliated entity to transfer these shares to The Nostro Regalo Foundation, a charitable entity.

Registration Rights

             After this offering, the holders of approximately 78,509,118 shares of common stock will be entitled to rights with respect to the registration of such shares under the Securities Act. Under the terms of the agreement between us and the holders of such registrable securities, if we propose to register any of our securities under the Securities Act, either for our own account or for the account of other security holders exercising registration rights, such holders are entitled to notice of such registration and are entitled to include shares of such common stock therein. Additionally, beginning six months after the closing of this offering, such holders are also entitled to demand registration rights pursuant to which they may require us on up to three occasions to file a registration statement under the Securities Act at our expense with respect to shares of our common stock, and we are required to use our best efforts to effect such registration. Further, holders may require us at least once in every 12-month period to file additional registration statements on Form S-3 at our expense. All of these registration rights are subject to conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in such registration.

UNDERWRITING

             StorageNetworks and the underwriters named below have entered into an underwriting agreement with respect to the shares being offered. Subject to the conditions in the underwriting agreement, each underwriter has severally agreed to purchase the number of shares indicated in the following table. Goldman, Sachs & Co., Credit Suisse First Boston, Thomas Weisel Partners LLC and Wit SoundView Corporation are the representatives of the underwriters.

Underwriters	Number of Shares
Goldman, Sachs & Co.	3,975,000
Credit Suisse First Boston Corporation	2,146,500
Thomas Weisel Partners LLC	1,351,500
Wit SoundView Corporation	477,000
Banc of America Securities LLC	100,000
Chase Securities Inc.	100,000
Dain Rauscher Incorporated	100,000
Deutsche Banc Securities Inc.	100,000
A.G. Edwards & Sons, Inc.	100,000
Edward D. Jones & Co., L.P.	100,000
Salomon Smith Barney Inc.	100,000
Wasserstein Perella Securities, Inc.	100,000
Robert W. Baird & Co. Incorporated	50,000
Legg Mason Wood Walker, Incorporated	50,000
Morgan Keegan & Company, Inc.	50,000
Needham & Company, Inc.	50,000
The Williams Capital Group, L.P.	50,000

Total	9,000,000

             If the underwriters sell more shares than the total number set forth in the table above, the underwriters have an option to buy up to an additional 1,350,000 shares from us to cover such sales. They may exercise that option for 30 days. If any shares are purchased pursuant to this option, the underwriters will severally purchase shares in approximately the same proportion as set forth in the table above.

             The following table shows the per share and total underwriting discounts and commissions to be paid to the underwriters by us. Such amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase 1,350,000 additional shares.

Paid by StorageNetworks
	No Exercise	Full Exercise
Per Share	$ 1.89	$ 1.89
Total	$17,010,000	$19,561,500

             StorageNetworks estimates that its share of the total expenses of this offering, excluding underwriting discounts and commissions, will be approximately $1,000,000.

             Shares sold by the underwriters to the public will initially be offered at the initial public offering price set forth on the cover of this prospectus. Any shares sold by the underwriters to securities dealers may be sold at a discount of up to $1.13 per share from the initial public offering price. Any such securities dealers may resell any shares purchased from the underwriters to certain other brokers or dealers at a discount of up to $.10 per share from the initial public offering price. If all the shares are not sold at the initial public offering price, the representatives may change the offering price and the other selling terms.

              StorageNetworks, its directors, officers and holders of substantially all of its stock have agreed with the underwriters not to dispose of or hedge any of their common stock or securities convertible into or exchangeable for common stock during the period from the date of this prospectus continuing through the date 180 days after the date of this prospectus, except with the prior written consent of Goldman, Sachs & Co.

             At the request of StorageNetworks, the underwriters have reserved up to 1,000,000 shares of common stock to be sold at the initial public offering price to directors, officers, employees, strategic partners and friends of StorageNetworks through a directed share program. The number of shares available for sale to the general public in the offering will be reduced to the extent these persons purchase these reserved shares. Any reserved shares not purchased will be offered to the general public on the same basis as the other shares offered by this prospectus.

             Prior to this offering, there has been no public market for the shares. The initial public offering price was negotiated among us and the representatives. Among the factors considered in determining the initial public offering price of the shares, in addition to prevailing market conditions, were our historical performance, estimates of our business potential and our earnings prospects, an assessment of our management and the consideration of the above factors in relation to market valuation of companies in related businesses.

             The common stock has been approved for quotation on the Nasdaq National Market under the symbol “STOR.”

             In connection with this offering, the underwriters may purchase and sell shares of common stock in the open market. These transactions may include short sales, stabilizing transactions and purchases to cover positions created by short sales. Short sales involve the sale by the underwriters of a greater number of shares than they are required to purchase in this offering. Stabilizing transactions consist of certain bids or purchases made for the purpose of preventing or retarding a decline in the market price of the common stock while this offering is in progress.

             The underwriters also may impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of such underwriter in stabilizing or short covering transactions.

             These activities by the underwriters may stabilize, maintain or otherwise affect the market price of the common stock. As a result, the price of the common stock may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. These transactions may be effected on the Nasdaq National Market, in the over-the-counter market or otherwise.

             The underwriters do not expect sales to discretionary accounts to exceed five percent of the total number of shares offered.

             Four investment partnerships of which affiliates of The Goldman Sachs Group, Inc., an affiliate of Goldman, Sachs (lead manager of this offering), are general partner, managing general partner or investment manager hold 1,303,292 shares of our common stock and 5,081,298 shares of Series B preferred stock which are convertible into 10,162,596 shares of common stock upon the closing of the offering. Because of the economic interest based on contributed capital of Goldman Sachs and its employees in those investment partnerships, the aggregate beneficial ownership interest (as determined in accordance with the Conduct Rules of the National Association of Securities Dealers, Inc.) of StorageNetworks attributable to Goldman, Sachs is approximately 3.4%. Of the aggregate number of shares owned, these partnerships purchased 1,303,292 shares of common stock, at a price of $8.56 per share, from two of our executive officers in January 2000 at the time of our private placement of Series C preferred stock.

             Thomas Weisel Partners LLC, one of the representatives of the underwriters, was organized and registered as a broker-dealer in December 1998. Since December 1998, Thomas Weisel Partners has been named as a lead or co-managing underwriter in 166 filed public offerings of equity securities, of which 122 have been completed, and has acted as a syndicate member in an additional 95 public offerings of equity securities. Thomas Weisel Partners does not have any material relationship with us or any of our officers, directors or other controlling persons, except with respect to its contractual relationship with us pursuant to the underwriting agreement entered into in connection with this offering.

             A prospectus in electronic format is available on the web sites maintained by one or more of the lead managers of this offering and may also be made available on web sites maintained by other underwriters. For example, in accordance with procedures previously approved by the Commission, Wit Capital Corporation, an affiliate of Wit SoundView Corporation, has established a separate area of its web site for this offering, which includes a notice complying with Rule 134 and an electronic version of the preliminary prospectus. Wit Capital will e-mail its members to notify them of the offering and the availability of the electronic prospectus. After receiving conditional offers, Wit Capital will allocate shares to its members on a modified first-come, first-served basis, which takes into account the time a member makes a conditional offer as well as various other factors. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the lead managers to underwriters that may make Internet distributions on the same basis as other allocations.

             StorageNetworks has agreed to indemnify the several underwriters against certain liabilities, including liabilities under the Securities Act of 1933.

VALIDITY OF COMMON STOCK

             The validity of the shares of common stock to be issued in the offering will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts. Legal matters for the underwriters will be passed upon by Ropes & Gray, Boston, Massachusetts.

EXPERTS

             Ernst & Young LLP, independent auditors, have audited our consolidated financial statements and schedule at December 31, 1998 and 1999, and for the period October 5, 1998 (commencement of operations) to December 31, 1998 and the year ended December 31, 1999, as set forth in their report. We have included our financial statements and schedule in the prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

WHERE YOU CAN FIND MORE INFORMATION

             We have filed with the Securities and Exchange Commission, a registration statement on Form S-1 under the Securities Act with respect to the shares to be sold in this offering. As permitted by the rules and regulations of the Commission, this prospectus omits certain information contained in the registration statement. For further information with respect to StorageNetworks and the common stock to be sold in this offering, you should refer to the registration statement and to its exhibits and schedules. Statements contained in this prospectus regarding the contents of any agreement or other document are not necessarily complete. You should refer in each instance to the copy of the agreement filed as an exhibit to the registration statement, each such statement being qualified in all respects by the document to which it refers. When we complete the offering, we will also be required to file annual, quarterly and special reports, proxy statements and other information with the Commission.

             You can read the registration statement and the exhibits and schedules filed with the registration statement or any reports, statements or other information StorageNetworks files, at the public reference facilities maintained by the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at its regional offices located at Seven World Trade Center, Suite 1300, New York, New York 10007 and 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. You may also obtain copies of the documents from such offices upon payment of the prescribed fees. You may call the Commission at 1-800-SEC-0330 for further information on the operation of the public reference rooms. You may also request copies of the documents upon payment of a duplicating fee, by writing to the Commission. In addition, the Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants (including us) that file electronically with the Commission, which you can access at http://www.sec.gov.

             We intend to send to our stockholders annual reports containing our audited consolidated financial statements.
StorageNetworks, Inc.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page
Report of Independent Auditors	F-2

Consolidated balance sheets at December 31, 1998 and 1999 and March 31, 2000 (unaudited)	F-3

Consolidated statements of operations for the period from October 5, 1998 (commencement of operations) through December 31, 1998, the year ended December 31, 1999 and the
three-months ended March 31, 1999 and 2000 (unaudited)	F-4

Consolidated statements of stockholders’ equity for the period from October 5, 1998
     (commencement of operations) through December 31, 1998 and the year ended
December 31, 1999 and the three-months ended March 31, 2000 (unaudited)	F-5

Consolidated statements of cash flows for the period from October 5, 1998 (commencement of operations) through December 31, 1998, the year ended December 31, 1999 and the
three-months ended March 31, 1999 and 2000 (unaudited)	F-6

Notes to consolidated financial statements	F-7

REPORT OF INDEPENDENT AUDITORS

Board of Directors and Stockholders
StorageNetworks, Inc.

             We have audited the accompanying consolidated balance sheets of StorageNetworks, Inc. (the Company) as of December 31, 1998 and 1999, and the related consolidated statements of operations, stockholders’ equity, and cash flows for the period October 5, 1998 (commencement of operations) to December 31, 1998 and the year ended December 31, 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

             We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

             In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of StorageNetworks, Inc. at December 31, 1998 and 1999, and the consolidated results of their operations and their cash flows for the period October 5, 1998 (commencement of operations) to December 31, 1998 and the year ended December 31, 1999, in conformity with accounting principles generally accepted in the United States.

/S / ERNST & YOUNG LLP

Boston, Massachusetts
February 5, 2000

StorageNetworks, Inc.

CONSOLIDATED BALANCE SHEETS

	December 31,		March 31,
	1998	1999	2000
			(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$8,280,035	$ 13,317	$ 40,037,553
Short-term investments	—	34,802,137	104,855,920
Accounts receivable, net of allowance for doubtful accounts of $75,718 and $338,087 at December 31, 1999 and March 31, 2000, respectively	540,512	3,166,925	5,342,921
Inventory	201,405	—	—
Prepaid expenses and other current assets	66,684	1,498,601	4,476,559

Total current assets	9,088,636	39,480,980	154,712,953
Property and equipment, net	83,434	25,751,463	50,743,149
Restricted cash equivalents	—	359,127	359,127
Rights to use fiber optic capacity	—	900,200	2,627,428
Deferred customer acquisition costs	—	—	1,418,400
Other assets	500,000	767,095	1,044,490

Total assets	$9,672,070	$67,258,865	$210,905,547

LIABILITIES AND STOCKHOLDERS’ EQUITY
CURRENT LIABILITIES:
Accounts payable	$ —	$ 3,093,598	$ 7,679,740
Accrued expenses	506,706	6,081,723	10,280,674
Deferred revenue	497,480	810,108	1,672,548
Capital lease obligations	—	4,442,144	6,989,356

Total current liabilities	1,004,186	14,427,573	26,622,318
Capital lease obligations, less current portion	—	15,822,482	25,335,768
Commitments and contingencies
STOCKHOLDERS’ EQUITY:
Series A convertible preferred stock, par value $.01; 5,000,000 shares authorized; 4,500,000 shares issued and outstanding at December 31, 1998 and 5,000,000 shares issued and outstanding at December 31, 1999 and March 31, 2000 respectively; liquidation value $10,000,000	45,000	50,000	50,000
Series B convertible preferred stock, par value $.01; 10,294,080 shares authorized; 10,162,596 shares issued and outstanding; liquidation value $49,999,987	—	101,626	101,626
Series C convertible preferred stock, par value $.01; 6,027,438 shares authorized; 6,012,843 shares issued and outstanding; liquidation value $103,000,000	—	—	60,128
Series D convertible preferred stock, par value $.01; 2,758,240 shares authorized; 1,758,240 shares issued and outstanding; liquidation value $40,000,000	—	—	17,582
Common stock, par value $.01; 600,000,000 shares authorized; 24,400,000, 24,531,500 and 25,151,875 shares issued and outstanding at December 31, 1998 and 1999 and March 31, 2000 respectively	244,000	245,315	251,519
Additional paid-in capital	9,991,616	80,941,604	228,778,455
Deferred stock compensation	(1,076,350)	(19,879,675)	(18,845,614)
Accumulated deficit	(536,382)	(24,450,060)	(51,466,235)

Total stockholders’ equity	8,667,884	37,008,810	158,947,461

Total liabilities and stockholders’ equity	$9,672,070	$67,258,865	$210,905,547

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

CONSOLIDATED STATEMENTS OF OPERATIONS

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999	Three months ended March 31,
			1999	2000
			(unaudited)
REVENUES:
Professional services revenues	$ —	$ 3,202,811	$ —	$ 3,312,682
Managed storage services revenues	—	720,225	—	1,306,936
Equipment revenues	—	2,334,785	383,464	—

Total revenues	—	6,257,821	383,464	4,619,618
COSTS AND EXPENSES:
Cost of professional services revenues, excluding deferred stock compensation amortization amounts	8,790	5,343,373	115,225	4,816,589
Cost of managed storage services revenues, excluding deferred stock compensation amortization amounts	101,221	8,399,709	385,987	11,094,232
Cost of equipment revenues	—	2,110,718	361,588	—
Sales and marketing, excluding deferred stock compensation amortization amounts	39,445	7,304,441	350,019	9,606,384
General and administrative, excluding deferred stock compensation amortization amounts	230,505	5,558,194	393,570	3,701,544
Product development, excluding deferred stock compensation amortization amounts	—	1,133,299	25,163	1,827,173
Amortization of deferred stock compensation*	—	1,300,385	23,975	1,383,358

Total costs and expenses	379,961	31,150,119	1,655,527	32,429,280

Loss from operations	(379,961)	(24,892,298)	(1,272,063)	(27,809,662)
Interest income	11,329	1,371,121	76,381	1,599,014
Interest expense	—	(392,501)	—	(805,527)

Net loss	$ (368,632)	$(23,913,678)	$(1,195,682)	$(27,016,175)

Net loss per share—basic and diluted	$ (0.02)	$ (0.98)	$ (0.05)	$ (1.09)
Weighted average common shares outstanding	24,400,000	24,406,756	24,400,000	24,764,934

*Amortization of deferred stock compensation
Cost of professional services revenues	$ –	$ 228,352	$ 2,835	$ 164,935
Cost of managed storage services revenues	–	71,068	2,524	77,213
Sales and marketing	–	603,225	14,666	477,582
General and administrative	–	251,100	–	261,348
Product development	–	146,640	3,950	402,280

	$ –	$ 1,300,385	$ 23,975	$ 1,383,358

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

	Common Stock		Series A Preferred Stock		Series B Preferred Stock		Series C Preferred Stock		Series D Preferred Stock		Additional Paid-in Capital	Deferred Stock Compensation	Accumu- lated Deficit	Total Stockholders’ Equity
	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value	Shares	Par Value
Initial issuance of common stock on October 5, 1998	24,400,000	$244,000											$ (167,750)	$ 76,250
Sale of Series A preferred stock, net			4,500,000	$45,000							$ 8,915,266			8,960,266
Deferred compensation expense associated with stock options											1,076,350	$ (1,076,350)		—
Net loss													(368,632)	(368,632)

BALANCE AT DECEMBER 31, 1998	24,400,000	244,000	4,500,000	45,000	—	$ —					9,991,616	(1,076,350)	(536,382)	8,667,884
Issuance of Series A preferred stock			500,000	5,000							995,000			1,000,000
Issuance of Series B preferred stock, net					10,162,596	101,626					49,849,305			49,950,931
Issuance of common stock in connection with exercise of stock options	131,500	1,315									1,973			3,288
Deferred compensation expense associated with stock options											20,806,710	(20,806,710)		—
Amortization of deferred compensation												1,300,385		1,300,385
Cancellation of stock options											(703,000)	703,000
Net loss													(23,913,678)	(23,913,678)

BALANCE AT DECEMBER 31, 1999	24,531,500	245,315	5,000,000	50,000	10,162,596	101,626					80,941,604	(19,879,675)	(24,450,060)	37,008,810
Issuance of Series C preferred stock (unaudited)							6,012,843	$60,128			102,939,872			103,000,000
Issuance of Series D preferred stock (unaudited)									1,758,240	$17,582	39,982,418			40,000,000
Issuance of common stock in connection with exercise of stock options (unaudited)	620,375	6,204									1,019,264			1,025,468
Issuance of Series D preferred stock warrants (unaudited)											3,546,000			3,546,000
Deferred compensation expense associated with stock options (unaudited)											580,272	(580,272)
Amortization of deferred compensation (unaudited)												1,383,358		1,383,358
Cancellation of stock options (unaudited)											(230,975)	230,975		—
Net loss (unaudited)													(27,016,175)	(27,016,175)

BALANCE AT MARCH 31, 2000 (unaudited)	25,151,875	$251,519	5,000,000	$50,000	10,162,596	$101,626	6,012,843	$60,128	1,758,240	$17,582	$228,778,455	$(18,845,614)	$(51,466,235)	$158,947,461

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Period from October 5, 1998 (commencement of operations) to December 31, 1998	Year ended December 31, 1999	Three months ended March 31,
			1999	2000
			(unaudited)
OPERATING ACTIVITIES:
Net loss	$ (368,632)	$(23,913,678)	$(1,195,682)	$(27,016,175)
Adjustments to reconcile net loss to net cash used in operating activities:
Depreciation and amortization	434	1,797,355	17,196	2,538,483
Amortization of deferred stock compensation		1,300,385	23,975	1,383,358
Issuance of stock warrants	—	—	—	3,546,000
Changes in operating assets and liabilities:
Accounts receivable	(540,512)	(2,626,413)	(90,798)	(2,175,996)
Inventory	(201,405)	201,405	(43,668)	—
Prepaid expenses and other current assets	(66,684)	(1,431,917)	(45,706)	(2,977,958)
Other assets	(500,000)	(317,095)	(39,013)	(289,895)
Accounts payable	—	3,093,598	477,768	4,586,142
Accrued expenses	506,706	5,575,017	3,900	4,198,951
Deferred revenue	497,480	312,628	220,030	862,440
Deferred customer acquisition costs	—	—	—	(1,418,400)

Net cash used in operating activities	(672,613)	(16,008,715)	(671,998)	(16,763,050)
INVESTING ACTIVITIES:
Purchases of property and equipment	(83,868)	(8,715,651)	(279,253)	(15,726,981)
Purchases of short term investments	—	(49,676,401)	—	(154,115,968)
Proceeds from maturities of short term investments	—	14,874,264	—	84,062,185
Purchase of restricted cash equivalents	—	(359,127)	—	—

Net cash used in investing activities	(83,868)	(43,876,915)	(279,253)	(85,780,764)
FINANCING ACTIVITIES:
Proceeds from issuance of common stock	76,250	—	—	—
Proceeds from exercise of stock options	—	3,288	—	1,025,468
Proceeds from issuance of preferred stock	9,000,000	50,999,987	1,000,000	143,000,000
Offering costs	(39,734)	(49,056)	—	—
Proceeds from sale-leaseback transactions	—	1,424,570	—	—
Payments of capital lease obligations	—	(759,877)	—	(1,457,418)

Net cash provided by financing activities	9,036,516	51,618,912	1,000,000	142,568,050

Net increase (decrease) in cash and cash equivalents	8,280,035	(8,266,718)	48,749	40,024,236
Cash and cash equivalents at beginning of period	—	8,280,035	8,280,035	13,317

Cash and cash equivalents at end of period	$8,280,035	$ 13,317	$8,328,784	$40,037,553

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash paid during the period for interest	$ —	$ 392,501	—	$ 790,739

SUPPLEMENTAL DISCLOSURES OF NON-CASH FINANCING ACTIVITY:
Capital lease obligations incurred in connection with the purchase of property and equipment	$ —	$20,124,303	—	$11,774,136

Capital lease obligations incurred in connection with the purchase of rights to use fiber optic capacity	—	$ 900,200	—	$ 1,743,780

See accompanying notes to consolidated financial statements.

StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 1999

1.    Business

             StorageNetworks, Inc. (the “Company”) was founded in 1998 to be a provider of remote, online data storage services to established enterprises, Internet-based business and other users of information technology. The Company is building a Global Data Storage Network infrastructure consisting of a network of Storage Point of Presence (“S-POP”) data centers. Each S-POP data center is a consolidated storage repository, containing disk and tape storage systems and is connected to the Company’s customers over a metropolitan area fiber optic network. The Company also provides professional services within the areas of storage management, disaster recovery and business continuity.

             The Company is subject to risks common to technology-based companies including, but not limited to, the development of new technology, development of new markets, dependence on key personnel, and the ability to obtain additional capital as needed to meet its business objectives. The Company has a limited operating history and has never achieved profitability. To date, the Company has been funded principally by private equity financing. The Company’s ultimate success is dependent upon its ability to raise additional capital and to successfully develop and market its services.

2.    Summary of Significant Accounting Policies

Basis of Presentation

             The accompanying consolidated financial statements include the accounts of the Company and its wholly owned subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

Interim Consolidated Financial Statements

             The consolidated financial statements as of March 31, 2000 and for the three-month periods ended March 31, 1999 and 2000 are unaudited and reflect all adjustments (consisting of normal recurring adjustments) which are, in the opinion of the Company’s management, necessary for a fair presentation of the Company’s financial position, results of operations and cash flows. Results for the three month period ended March 31, 2000 are not necessarily indicative of results to be expected for the full fiscal year ended December 31, 2000.

Use of Estimates

             The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities at the date of the consolidated financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

             Revenues consist of (i) monthly service fees and installation fees from customer use of the Company’s Global Data Storage Network (“managed storage services”), (ii) professional services, and (iii) data storage equipment sales to customers. Revenues from managed storage services monthly service fees are recognized as the managed storage service levels are provided. Revenues from managed storage services installation fees are recognized on a straight-line basis over the term of the contract, generally three to four years. Revenues from professional services engagements are recognized as the services are provided. Revenues on fixed-price contracts are recognized using the percentage of completion method of accounting and are adjusted monthly for the cumulative impact of any revision in estimates. The Company determines the percentage of completion of its contracts by comparing costs incurred to date to total estimated costs. Contract costs include all direct labor and expenses related to the contract performance. Equipment sales are recognized when the equipment is delivered to the customer or placed into service.

Cash Equivalents

             Cash equivalents consist of highly liquid investments with original maturities of 90 days or less at the time of purchase. As of December 31, 1998 and 1999, cash equivalents consisted principally of money market funds at one financial institution.

Restricted Cash Equivalents

             Restricted cash equivalents represent amounts that are restricted as to their use in accordance with financing and leasing arrangements.

Short-Term Investments

             The Company classifies it investments as held-to-maturity in accordance with Statement of Financial Accounting Standards No. 115 “Accounting for Investments in Debt and Equity Securities”. At December 31, 1999, short-term investments consisted of corporate obligations with original maturities greater than three months but less than one year. Held-to-maturity investments are carried at amortized cost, which approximates market.

Concentrations of Credit Risk

             Carrying amounts of financial instruments held by the Company, which include cash equivalents, accounts receivable, accounts payable and accrued expenses, approximate fair value due to their short duration. Financial instruments that potentially expose the Company to a concentration of credit risk principally consist of cash and cash equivalents, investments and accounts receivable.

             The Company’s customer base is primarily composed of businesses throughout the United States. The Company performs ongoing credit evaluations of its customers and maintains reserves for potential losses. As a result of a sub-contracting agreement with a customer, that customer accounted for 40% of the Company’s consolidated total revenues for the year ended December 31, 1999.

Inventory

             Inventory is stated at the lower of cost (first-in first-out basis) or market (net realizable value) and consists of customer storage equipment.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Property and Equipment

             Property and equipment are stated at cost and depreciated on a straight-line basis over their respective estimated useful lives, which are generally three to five years. Equipment recorded under capital leases and leasehold improvements are amortized using the straight-line method over the shorter of the respective lease term or estimated useful life of the asset.

Product Development Costs

             Product development costs are expensed as incurred and include costs to develop, enhance and manage the Company’s proprietary technology.

Income Taxes

             The Company accounts for income taxes using the liability method under which deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Stock-Based Compensation

             The Company accounts for its stock-based compensation plan utilizing the provisions of Accounting Principles Board Opinion No. 25, “Accounting for Stock Issued to Employees” (“APB 25”). The Company has adopted the disclosure provisions only of Statement of Financial Accounting Standards No. 123, “Accounting For Stock-Based Compensation” (“SFAS 123”).

Impairment of Long-Lived Assets

             The Company continually reviews the carrying value of long-lived assets, including property and equipment to determine whether there are any indications of impairment losses. Recoverability of long-lived assets is measured by a comparison of the carrying amount of an asset to future net cash flows expected to be generated by the asset. If such assets are considered to be impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets.

Advertising Expenses

             All advertising costs are expensed as incurred. Advertising costs were not material in the period October 5, 1998 (commencement of operations) through December 31, 1998 and the year ended December 31, 1999.

Net Loss Per Share

             Basic net loss per share is computed by dividing the net loss for the period by the weighted average number of shares of common stock outstanding during the period. Diluted loss per share does not differ from basic loss per share since potential common shares to be issued upon the exercise of stock options and the conversion of preferred stock are anti-dilutive for the periods presented.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

Comprehensive Loss

             There are no differences between consolidated net loss and comprehensive loss for any period presented.

Segment Information

             The Company has adopted Statement of Financial Accounting Standards No. 131, “Disclosure about Segments of an Enterprise and Related Information” (“SFAS 131”), which requires companies to report selected information about operating segments, as well as enterprise-wide disclosures about products, services, geographical areas and major customers. Operating segments are determined based on the way management organizes its business for making operating decisions and assessing performance.

3.    Property and Equipment

             Property and equipment consist of the following:

	December 31,
	1998	1999	March 31, 2000
			(unaudited)
Global Data Storage Network related equipment	$45,873	$22,951,663	$49,003,492
Furniture, fixtures, computer equipment and other	37,995	3,380,371	3,819,507
Leasehold improvements	—	366,436	458,130
Purchased software	—	800,782	1,719,240

	83,868	27,499,252	55,000,369
Less accumulated depreciation and amortization	(434)	(1,747,789)	(4,257,220)

	$83,434	$25,751,463	$50,743,149

             Depreciation expense amounted to $434 and $1,747,355 in 1998 and 1999, respectively.

             Included in the December 31, 1999 amounts above are property and equipment under capital leases with a cost of $20,124,303 and accumulated depreciation of $1,414,341.

4.    Construction Rights Fee

             In 1998, the Company entered into an agreement with a fiber optic network supplier whereby the Company committed $500,000 (the “Construction Rights Fee”) to the fiber optic network supplier in return for an obligation by the supplier to construct, upon request by the Company, fiber networks to customers of the Company that are in locations outside of the supplier’s existing fiber optic network. The Construction Rights Fee is available for and is being amortized on a straight-line basis over the ten-year term of the agreement. At December 31, 1999, the Company has paid $250,000 for the Construction Rights Fee. The remaining $250,000 is due by October 31, 2000, and is included in accrued expenses on the Company’s consolidated balance sheet. The $250,000 is payable in cash or, at the Company’s option, in the Company’s common stock. The Construction Rights Fee is included in other assets on the Company’s consolidated balance sheet.

             Amortization expense amounted to zero and $50,000 in 1998 and 1999, respectively.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

5.    Accrued Expenses

             Accrued expenses consist of the following:

	December 31,
	1998	1999	March 31, 2000
			(unaudited)
Accrued compensation	$ —	$1,497,605	$ 3,762,783
Accrued data center and office rent	—	1,296,113	2,783,199
Accrued construction rights fee	250,000	250,000	—
Accrued Global Data Storage Network related equipment	—	1,724,692	—
Accrued other	256,706	1,313,313	3,734,692

	$506,706	$6,081,723	$10,280,674

6.    Stockholders’ Equity

Stock Split

             On January 26, 2000, the Board of Directors and Stockholders approved a two-for-one common stock split, effected in the form of a stock dividend. All share and per share information in the accompanying consolidated financial statements and notes to the consolidated financial statements has been retroactively restated to reflect the effect of this stock split.

Common Stock

             The Company has authorized 600,000,000 shares of common stock, $.01 par value. The voting, dividend and liquidation rights of the holders of common stock are subject to, and qualified by, the rights of the holders of preferred stock. The holders of common stock are entitled to one vote for each share held. The Board of Directors may declare dividends subject to preferential dividend rights of any outstanding preferred stock. Holders of common stock are entitled to receive all assets available for distribution on the dissolution or liquidation of the Company, subject to any preferential rights of any outstanding preferred stock. At December 31, 1999, the Company has reserved 51,505,356 shares of common stock for the conversion of preferred stock and the exercise of options to purchase common stock.

Convertible Preferred Stock

             The Company’s authorized capital includes convertible preferred stock, par value $0.01, from which shares of Series A, Series B and Series C have been designated and issued.

             Each share of preferred stock is convertible at the stockholder’s option. Each share of Series A, B and C preferred stock may be converted into shares of common stock at conversion prices of $0.50, $2.46 and $8.57, respectively, per convertible share, as adjusted from time to time by a conversion factor (the “Conversion Price”). The shares of convertible preferred stock will automatically convert into common stock at the then effective Conversion Price upon the closing of a public offering of common stock pursuant to an effective registration statement under the Securities Act of 1933 resulting in at least $50,000,000 of gross proceeds to the Company.

             The holder of convertible preferred stock shall be entitled to receive, when and if declared by the Board of Directors of the Company, dividends in the same amount per share as would be payable on the number of shares of common stock into which the preferred stock is then convertible, payable in preference and priority to any payment of any cash dividend on common stock or any other class of stock or series thereof.

             Preferred shares are entitled to a number of votes on any matter submitted to the stockholders of the Company equal to the number of shares of common stock into which they are then convertible.

             Upon any liquidation of the Company, the holder of each share of Series A, B and C preferred stock shall be first entitled, before any distribution or payment is made to holders of common stock, to be paid $2.00, $4.92 and $17.13, respectively, per share, subject to adjustment for stock splits, stock dividends, combinations or other similar re-capitalizations.

Stock Option Plan

             The Company has adopted the StorageNetworks, Inc. Amended and Restated 1998 Stock Incentive Plan (the “Stock Incentive Plan”), which is administered by the Board of Directors (the “Board”). Under the terms of the Stock Incentive Plan, the Board may grant stock awards to officers, employees and consultants of the Company. The Stock Incentive Plan permits the grant of incentive stock options and nonqualified stock options. As of December 31, 1999, the Company has reserved 10,920,000 shares of common stock for issuance under the Stock Incentive Plan. Incentive stock options may not be granted at less than 100% of the fair market value of the common stock on the date of the grant and may not expire more than ten years from the date of the grant. Stock options granted under the Stock Incentive Plan generally will become exercisable over a four-year period in equal annual installments unless the Board specifies a different vesting schedule. The Stock Incentive Plan has a term of ten years, subject to earlier termination or amendment by the Board, and options outstanding under the Stock Incentive Plan prior to its termination remain outstanding after such termination.

             The following table presents the activity of the Stock Incentive Plan for the periods ended:

	December 31, 1998		December 31, 1999		March 31, 2000
					(Unaudited)
	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price	Shares	Weighted Average Exercise Price
Outstanding options at beginning of period	—	$ —	2,266,000	$0.03	9,126,000	$0.73
Granted	2,266,000	0.03	9,664,000	0.70	882,200	8.00
Exercised	—	—	(131,500)	0.03	(620,375)	1.65
Cancelled	—	—	(2,672,500)	0.04	(82,500)	1.01

Outstanding options at end of period	2,266,000	$ 0.03	9,126,000	$0.73	9,305,325	$1.36

Exercisable at end of period	—	—	43,000	$0.34	86,875	$6.98

Available for grant at end of period			1,662,500		862,800

StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

              The following table summarizes information about the Company’s stock options at December 31, 1999:

Stock Options Outstanding			Stock Options Exercisable
Number Outstanding	Weighted Average Contractual Life (yrs)	Weighted Average Exercise Price	Number Exercisable	Weighted Average Exercise Price
1,552,500	9.06	$0.03	15,000	$0.03
1,298,000	9.46	0.05	—	—
678,000	9.46	0.15	—	—
2,964,000	9.66	0.25	—	—
874,000	9.84	0.50	28,000	0.50
1,759,500	9.96	3.00	—	—

9,126,000			43,000

Stock-Based Compensation

             As discussed in Note 2, the Company applies APB 25 and related interpretations in accounting for its Stock Incentive Plan. For the years ended December 31, 1998 and 1999, the Company recorded $1,076,350 and $20,806,710 in deferred compensation for options to purchase common stock granted at exercise prices determined to be below the fair value of common stock. Compensation expense of $1,300,385 was recognized during the year ended December 31, 1999. As required under SFAS 123, the following pro forma net loss and net loss per share presentations reflect the amortization of the option grant fair value as expense. For purposes of this disclosure, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows for the year ended December 31, 1998 and 1999:

	1998	1999
Pro forma net loss	$(368,706)	$(23,816,021)
Pro forma net loss per share—basic and diluted	$ (0.02)	$ (0.98)

             The weighted average grant date fair value was $0.01 and $2.61 for stock options granted in 1998 and 1999, respectively, and the weighted-average remaining contractual life for options outstanding as of December 31, 1999 is 9.6 years. The fair value of stock options granted during 1998 and 1999 was estimated at the date of the option grant using the Black-Scholes option pricing model with the following assumptions: risk free interest rate of 5.5%, expected life of the options of four years, and a dividend rate of zero.

             The effects on pro forma disclosures of applying SFAS 123 are not likely to be representative of the effects on pro forma disclosures in future years as the periods presented include only one and two years of option grants under the Stock Incentive Plan.

Stock Warrants

             On October 27, 1999, in connection with two equipment lease lines, the Company issued warrants to purchase a total of 130,082 shares of the Company’s series B convertible preferred stock at $4.92 per share. The warrants expire on October 27, 2009. The fair value of the warrants was not material and was calculated using the Black-Scholes option pricing model, with the following assumptions: volatility—95% dividends—none; expected life—one year; risk-free interest rate—5.5%.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

7.    Income Taxes

             As of December 31, 1999, the Company had federal and state net operating loss carryforwards of approximately $25,500,000. The net operating loss carryforwards will expire at various dates beginning in the years 2004 through 2019 if not utilized.

             Significant components of the Company’s deferred tax assets and liabilities for federal and state income taxes consist of the following at December 31:

Deferred tax assets:	1998	1999
Net operating loss carryforwards	$ 20,000	$10,203,000
Other	130,000	459,000

	150,000	10,662,000
Deferred tax liabilities:
Depreciation	—	1,497,000

Total deferred tax assets, net	150,000	9,165,000
Valuation allowance	(150,000)	(9,165,000)

Net deferred tax asset	$ —	$ —

             The Company believes that, based on a number of factors, the available objective evidence creates sufficient uncertainty regarding the realization of the deferred tax assets such that a full valuation allowance has been recorded. The Company will continue to assess the realization of the deferred tax assets based on actual and forecasted operating results.

             Federal tax laws impose significant restrictions on the utilization of net operating loss carryforwards in the event of a shift in the ownership of the Company, which constitutes an “ownership change” as defined by Internal Revenue Code, Section 382. The Company has not determined if an ownership change, as defined, has occurred. The Company plans to compute exact limitations upon realization of taxable earnings and associated utilization of the net operating loss carryforwards.
StorageNetworks, Inc.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS—(Continued)

8.    Commitments and Contingencies

Leases

             The Company has entered into a number of operating leases for its facilities. The leases expire from 2000 through 2009. As of December 31, 1999, the Company had collateralized letters of credit aggregating $359,127 for these leases. The related funds are included in restricted cash equivalents on the accompanying consolidated balance sheet. The Company also leases certain data center infrastructure and equipment under capital leases. Certain of these capital leases were entered into as sales-leaseback transactions. No gain or loss was recorded in any such transaction due to the short holding period from the time the assets were purchased until the time of the sale-leaseback. Future minimum lease payments as of December 31, 1999 are as follows:

Year ending December 31,	Capital Leases	Operating Leases
2000	$ 6,612,030	$ 9,504,620
2001	6,424,097	5,027,424
2002	6,397,196	2,804,482
2003	5,067,175	2,696,040
2004	115,200	2,627,271
Thereafter	1,728,000	5,474,939

Total minimum lease payments	26,343,698	$28,134,776

Less amounts representing imputed interest	(6,079,072)

Present value of minimum lease payments	20,264,626
Less current portion	(4,442,144)

Capital lease obligations, less current portion	$15,822,482

             The Company’s rent expense was approximately $3,600 and $2,369,000 for the years ended December 31, 1998 and 1999, respectively.

Fiber Optic Capacity Lease

             In October 1999, the Company entered into a capital lease agreement for the acquisition of dark fiber transport capacity. The Company executes a lease schedule each time dark fiber is leased under the agreement. The term of the agreement is 20 years from the initiation of the first lease schedule, which occurred in December 1999. The present value of the minimum lease payments from the lease schedules executed under this agreement are recorded as rights to use fiber optic capacity in the accompanying consolidated balance sheet. The range of the total minimum commitment is approximately $88,000,000 to $96,000,000 over the lease term.

Purchase Commitment

             On February 2, 2000, the Company entered into an agreement with a vendor whereby the Company committed to purchase $50,000,000 of Global Data Storage Network related equipment by December 31, 2000.

9. Segment Information

             The Company provides remote, online data storage services to its customers in its S-POP data centers. The Company establishes these S-POP data centers using a consistent operating model with similar economic characteristics. As a result, the Company considers its managed storage services as one reportable segment under the aggregation criteria of SFAS No. 131. The Company also provides professional services such as data storage assessment and implementation services to customers that operate their own storage area network. Professional services represent another reportable segment. The Company does not consider its sales of storage equipment to be a reportable segment because such sales are infrequent in volume and are only executed as an accommodation to certain customers to facilitate the customer’s purchase of managed storage services. The operations of each reportable segment are reported separately in the accompanying consolidated statements of operations. Total assets pertaining to the Company’s professional services were zero and $2,624,999 at December 31, 1998 and 1999, respectively. Total assets for the Company’s managed storage services totaled $45,873 and $23,164,532 at December 31, 1998 and 1999, respectively.

10. Subsequent Events (unaudited)

Series D Convertible Preferred Stock

             On February 29, 2000, the Company issued 1,758,240 shares of Series D convertible preferred stock at $22.75 per share for total consideration of $40,000,000. The terms and conditions of the Series D preferred stock are substantially the same as those of the Series A, B and C convertible preferred stock.

Series D Stock Warrants

             On February 29, 2000, the Company issued warrants to three customers to purchase 810,000 shares of Series D convertible preferred stock at $22.75 per share. The fair value of the warrants was determined to be $3,546,000 and was calculated using the Black-Scholes option pricing model with the following assumptions: volatility — 95%, dividends — none, expected life —  1 /4 year, risk-free interest rate — 5.5%. All of the warrants are immediately exercisable. Warrants with a fair value of $1,891,200 issued to customers with non-cancelable managed services contracts have been deferred and will be amortized over the contract term. The remaining warrants with a fair value of $1,654,800 are included in sales and marketing expenses for the quarter ended March 31, 2000.

[INSIDE BACK COVER]

             [Graphic illustration of StorageNetworks’ PACS managed storage services, with the following descriptions at the bottom of the page:

             DataPACS/NetPACS - Services that allow customers to complement or replace the need for on-site storage of primary data.

             BackPACS - A service that provides customers with back-up copies of their data for long-term record keeping purposes, for retrieval and restoration purposes if their original data is lost, or for the ability to continue business operations in the case of a disaster.

             SafePACS - A service that provides customers with an additional copy or copies of their data that can be accessed immediately for testing or disaster recovery purposes.]

              No dealer, salesperson or other person is authorized to give any information or to represent anything not contained in this prospectus. You must not rely on any unauthorized information or representations. This prospectus is an offer to sell only the shares offered hereby, but only under circumstances and in jurisdictions where it is lawful to do so. The information contained in this prospectus is current only as of its date.

             Through and including July 24, 2000 (the 25th day after the date of this prospectus), all dealers effecting transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to a dealer’s obligation to deliver a prospectus when acting as an underwriter and with respect to an unsold allotment or subscription.

9,000,000 Shares

StorageNetworks, Inc.

Common Stock

[Logo of StorageNetworks, Inc.]

Goldman, Sachs & Co.

Credit Suisse First Boston

Thomas Weisel Partners LLC

Wit SoundView

Representatives of the Underwriters